Exhibit 99.1

Q2 2020
Quarterly Report to Shareholders
Live audio Web broadcast of the Bank’s analysts’ conference call. See page 87 for details.
Scotiabank reports second quarter results
TORONTO, May 26, 2020 – “While the Bank’s second quarter results were significantly impacted by the COVID-19 pandemic, we have remained fully operational and prioritized the health and safety of our employees. The Bank has a long history of standing by our customers in challenging times, and our dedicated teams have ensured we have provided financial relief to millions of our customers across our footprint. The Bank remains well positioned from a capital and liquidity perspective, and we are appropriately reserved for potential credit losses. Our repositioning efforts and significant investments in technology over the last number of years have allowed us to support our customers during this difficult time. We launched several new digital banking solutions this quarter which enabled the Bank to provide financial relief to approximately 300,000 Canadian households and processed over 2 million customer assistance applications for customers across the International Banking footprint.
We were also proud to support our communities across our footprint having committed over $15 million to support people who are most at risk during the pandemic, including our partner programs and our ongoing support of hospitals and healthcare professionals. They deserve our gratitude for their courage in the face of this unprecedented public health crisis.
On behalf of Scotiabank’s leadership team, I would like to extend my sincere thanks to all of our employees for providing customers with the critical banking services they need. Thank you for your flexibility and adaptability and quickly adjusting to new work environments and work loads, continuing to put our customers first, and for supporting one another and our communities. We are proud to see everyone coming together across teams and businesses to make it work – and I have no doubt this cooperation will continue for as long as this challenging time continues,” said Brian Porter, President and CEO of Scotiabank.
Scotiabank reported second quarter net income of $1,324 million compared to $2,259 million in the same period last year. Diluted earnings per share (EPS) was $1.00, down 42% from $1.73 in the previous year. Return on equity was 7.9% compared to 13.8% in the previous year.
Adjusted net income(1) was $1,371 million and EPS was $1.04, both down 39% from the previous year.
Return on equity was 8.2% compared to 13.6% a year ago. The results were significantly impacted by higher loan loss provisions of $1,846 million this quarter and provisions for the metals business and investigations.
Canadian Banking reported adjusted earnings of $481 million. The Canadian Banking segment provided financial relief to over 300,000 Scotiabank customers across $60 billion in lending products, including support to our retail, small business, and commercial banking customers. Several new digital banking solutions were introduced to support customers, including an online application process for Canadian Emergency Business Account and direct deposit for customers eligible for the Canadian Emergency Response Benefit and Canadian Emergency Wage Subsidy to receive government relief funds faster.
International Banking delivered adjusted earnings of $197 million. The International Banking segment has processed over 2 million Customer Assistance Program applications to date. Our digital capabilities in the Pacific Alliance resulted in approximately 80% of Customer Assistance Program applications enrolled via digital omnichannel tools, more than 140,000 customers adopted our digital banking solutions and digital transactions increased by 50%. Global Wealth Management reported adjusted earnings of $314 million, an increase of 4% over the same period last year.
Global Wealth Management’s diversified funds and portfolio solutions outperformed market benchmarks and industry peers this quarter – demonstrating strong investment performance despite challenging market conditions and substantial volatility in equity markets. This quarter saw record results for both new client account openings and trading volumes in Scotia iTRADE. The business also benefitted from positive investment flows and loan growth across Scotiabank’s wealth management businesses.
Global Banking and Markets reported earnings of $523 million, up 25% over the same period last year. This quarter included strong performance by our fixed income business in a volatile environment. To help clients weather the crisis, Global Banking and Markets helped arrange close to $300 billion in financings for clients while acting as an important source of liquidity to support their businesses.
The Bank reported a Common Equity Tier 1 capital ratio of 10.9% and a liquidity coverage ratio of 132%. Our strong levels of capital and liquidity continue to protect the Bank in times of uncertainty.
(1) Refer to Non-GAAP Measures on page 4 for details.

Financial Highlights

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Operating results ($ millions)
Net interest income	4,417	4,392	4,193	8,809	8,467
Non-interest income	3,539	3,749	3,610	7,288	6,940
Total revenue	7,956	8,141	7,803	16,097	15,407
Provision for credit losses	1,846	926	873	2,772	1,561
Non-interest expenses	4,363	4,418	4,046	8,781	8,217
Income tax expense	423	471	625	894	1,123
Net income	1,324	2,326	2,259	3,650	4,506
Net income attributable to common shareholders	1,243	2,262	2,125	3,505	4,232
Operating performance
Basic earnings per share ($)	1.03	1.86	1.74	2.89	3.46
Diluted earnings per share ($)	1.00	1.84	1.73	2.84	3.44
Return on equity (%)	7.9	14.2	13.8	11.1	13.7
Productivity ratio (%)	54.8	54.3	51.8	54.5	53.3
Core banking margin (%)(1)	2.35	2.45	2.45	2.40	2.45
Financial position information ($ millions)
Cash and deposits with financial institutions	103,904	69,291	50,121
Trading assets	121,485	144,731	117,140
Loans	625,186	592,279	583,815
Total assets	1,247,073	1,154,022	1,058,169
Deposits	797,690	763,850	712,282
Common equity	64,264	63,485	63,571
Preferred shares and other equity instruments	3,619	3,884	3,884
Assets under administration	530,907	553,884	549,775
Assets under management	277,990	297,086	297,167
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.9	11.4	11.1
Tier 1 capital ratio (%)	11.9	12.5	12.5
Total capital ratio (%)	14.0	14.6	14.7
Leverage ratio (%)	4.4	4.0	4.3
Risk-weighted assets ($ millions)	446,173	420,694	415,212
Liquidity coverage ratio (LCR) (%)	132	127	125
Credit quality
Net impaired loans ($ millions)	3,473	3,233	3,695
Allowance for credit losses ($ millions)(2)	6,079	5,095	5,376
Gross impaired loans as a % of loans and acceptances	0.78	0.77	0.89
Net impaired loans as a % of loans and acceptances	0.53	0.52	0.61
Provision for credit losses as a % of average net loans and acceptances (annualized)(3)	1.19	0.61	0.61	0.90	0.54
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(3)	0.56	0.55	0.49	0.55	0.48
Net write-offs as a % of average net loans and acceptance (annualized)	0.47	0.54	0.50	0.51	0.50
Adjusted results(1)
Adjusted net income ($ millions)	1,371	2,344	2,263	3,715	4,554
Adjusted diluted earnings per share ($)	1.04	1.83	1.70	2.87	3.44
Adjusted return on equity (%)	8.2	13.9	13.6	11.1	13.7
Adjusted productivity ratio (%)	54.0	53.4	52.3	53.7	53.2
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized)(3)	1.19	0.51	0.51	0.85	0.49
Common share information
Closing share price ($) (TSX)	55.80	72.28	73.78
Shares outstanding (millions)
Average – Basic	1,212	1,214	1,224	1,213	1,225
Average – Diluted	1,222	1,247	1,252	1,245	1,253
End of period	1,211	1,213	1,222
Dividends paid per share ($)	0.90	0.90	0.87	1.80	1.72
Dividend yield (%)(4)	5.9	4.9	4.8	5.8	4.8
Market capitalization ($ millions) (TSX)	67,594	87,687	90,188
Book value per common share ($)	53.05	52.33	52.01
Market value to book value multiple	1.1	1.4	1.4
Price to earnings multiple (trailing 4 quarters)	9.1	10.5	10.9
Other information
Employees (full-time equivalent)(5)	97,369	99,742	100,945
Branches and offices	2,953	3,048	3,147
(1)	Refer to page 4 for a discussion of Non-GAAP measures.
(2)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(3)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(4)	Based on the average of the high and low common share prices for the period.
(5)	Amount for the period ended April 30, 2019 has been restated to conform with current period presentation.

2    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2020. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2019 Annual Report. This MD&A is dated May 26, 2020.

Additional information relating to the Bank, including the Bank’s 2019 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2019 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

11	Group Financial Performance

18	Business Segment Review

31	Geographic Highlights

31	Quarterly Financial Highlights

32	Financial Position

32	Risk Management

47	Capital Management

48	Financial Instruments

48	Off-Balance Sheet Arrangements

49	Regulatory Developments

51	Accounting Policies and Controls

51	Economic Outlook

52	Share Data

Forward-looking statements From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2020    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1)	Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, Global Wealth Management and International Banking operating segments.

B)

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The (gain)/loss on the divestitures is recorded in the Other segment, and relates to the following divestitures (refer to Note 21 for further details):

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Insurance and pension operations in Dominican Republic (closed Q2, 2019)

2)

Allowance for credit losses (ACL) – Additional Scenario – The Bank modified its ACL measurement methodology in Q1, 2020 by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in an increase in provision for credit losses of $155 million which was recorded in Canadian Banking, Global Wealth Management, International Banking and Global Banking and Markets operating segments.

3)

Derivative Valuation Adjustment – The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million in Q1, 2020. This charge was recorded in the Global Banking and Markets and Other operating segments.

4)	Impairment charge on software asset – The Bank recorded an impairment loss in the Other operating segment of $44 million pre-tax in Q1, 2020, related to one software asset.

4    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended April 30, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,951	$1,907	$145	$385	$29	$4,417
Non-interest income	575	800	982	1,075	107	3,539
Total revenue	2,526	2,707	1,127	1,460	136	7,956
Provision for credit losses	670	1,019	2	155	–	1,846
Non-interest expenses	1,220	1,465	715	616	347	4,363
Income before taxes	636	223	410	689	(211)	1,747
Income tax expense	159	38	106	166	(46)	423
Net income	$477	$185	$304	$523	$(165)	$1,324
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	12	2	–	1	15
Net income attributable to equity holders	$477	$173	$302	$523	$(166)	$1,309
Net income attributable to common shareholders						$1,243
Diluted earnings per share (in dollars)						$1.00
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$33	$8	$–	$–	$41
Amortization of Acquisition-related intangible assets, excluding software(2)	6	12	9	–	–	27
Adjustments (Pre-tax)	6	45	17	–	–	68
Income tax expense/(benefit)	(2)	(14)	(5)	–	–	(21)
Adjustments (After tax)	4	31	12	–	–	47
Adjustment attributable to NCI	–	(7)	–	–	–	(7)
Adjustments (After tax and NCI)	$4	$24	$12	$–	$–	$40
Adjusted Results
Net interest income	$1,951	$1,907	$145	$385	$29	$4,417
Non-interest income	575	800	982	1,075	107	3,539
Total revenue	2,526	2,707	1,127	1,460	136	7,956
Provision for credit losses	670	1,019	2	155	–	1,846
Non-interest expenses	1,214	1,420	698	616	347	4,295
Income before taxes	642	268	427	689	(211)	1,815
Income tax expense	161	52	111	166	(46)	444
Net income	$481	$216	$316	$523	$(165)	$1,371
Net income attributable to NCI	–	19	2	–	1	22
Net income attributable to equity holders	$481	$197	$314	$523	$(166)	$1,349
Net income attributable to common shareholders						$1,283
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$1,283
Dilutive impact of share-based payment options and others						(17)
Adjusted net income attributable to common shareholders (diluted)						$1,266
Weighted average number of basic common shares outstanding (millions)						1,212
Dilutive impact of share-based payment options and others (millions)						10
Adjusted weighted average number of diluted common shares outstanding (millions)						1,222
Adjusted diluted earnings per share (in dollars)						$1.04
Impact of adjustments on diluted earnings per share (in dollars)						$0.04
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in non-interest expenses.

Scotiabank Second Quarter Report 2020    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended January 31, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income	704	980	1,016	842	207	3,749
Total revenue	2,707	2,985	1,157	1,167	125	8,141
Provision for credit losses	321	580	1	24	–	926
Non-interest expenses	1,233	1,664	737	654	130	4,418
Income before taxes	1,153	741	419	489	(5)	2,797
Income tax expense	301	159	110	117	(216)	471
Net income	$852	$582	$309	$372	$211	$2,326
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	64	3	–	(28)	39
Net income attributable to equity holders	$852	$518	$306	$372	$239	$2,287
Net income attributable to common shareholders						$2,262
Diluted earnings per share (in dollars)						$1.84
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$71	$5	$–	$–	$76
Amortization of Acquisition-related intangible assets, excluding software(2)	5	12	10	–	–	27
Acquisition-related costs	5	83	15	–	–	103
Allowance for credit losses – Additional scenario(3)	71	77	1	6	–	155
Derivatives valuation adjustment(4)	–	–	–	102	14	116
Net (gain)/loss on divestitures(5)	–	–	–	–	(262)	(262)
Impairment charge on software asset(2)	–	–	–	–	44	44
Adjustments (Pre-tax)	76	160	16	108	(204)	156
Income tax expense/(benefit)	(20)	(43)	(4)	(29)	(42)	(138)
Adjustments (After tax)	56	117	12	79	(246)	18
Adjustment attributable to NCI	–	(20)	–	–	(28)	(48)
Adjustments (After tax and NCI)	$56	$97	$12	$79	$(274)	$(30)
Adjusted Results
Net interest income	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income	704	980	1,016	944	(47)	3,597
Total revenue	2,707	2,985	1,157	1,269	(129)	7,989
Provision for credit losses	250	503	–	18	–	771
Non-interest expenses	1,228	1,581	722	654	80	4,265
Income before taxes	1,229	901	435	597	(209)	2,953
Income tax expense	321	202	114	146	(174)	609
Net income	$908	$699	$321	$451	$(35)	$2,344
Net income attributable to NCI	–	84	3	–	–	87
Net income attributable to equity holders	$908	$615	$318	$451	$(35)	$2,257
Net income attributable to common shareholders						$2,232
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,232
Dilutive impact of share-based payment options and others						46
Adjusted net income attributable to common shareholders (diluted)						$2,278
Weighted average number of basic common shares outstanding (millions)						1,214
Dilutive impact of share-based payment options and others (millions)						33
Adjusted weighted average number of diluted common shares outstanding (millions)						1,247
Adjusted diluted earnings per share (in dollars)						$1.83
Impact of adjustments on diluted earnings per share (in dollars)						$(0.01)
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in non-interest expenses.
(3)	Recorded in provision for credit losses.
(4)	Recorded in non-interest income.
(5)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

6    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended April 30, 2019(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,884	$2,090	$136	$350	$(267)	$4,193
Non-interest income	649	1,069	982	801	109	3,610
Total revenue	2,533	3,159	1,118	1,151	(158)	7,803
Provision for credit losses	253	628	(1)	(6)	(1)	873
Non-interest expenses	1,172	1,606	717	594	(43)	4,046
Income before taxes	1,108	925	402	563	(114)	2,884
Income tax expense	289	224	104	143	(135)	625
Net income	$819	$701	$298	$420	$21	$2,259
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	63	6	–	1	70
Net income attributable to equity holders	$819	$638	$292	$420	$20	$2,189
Net income attributable to common shareholders						$2,125
Diluted earnings per share (in dollars)						$1.73
Adjustments
Acquisition-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(2)	$–	$151	$–	$–	$–	$151
Integration costs(3)	–	19	6	–	–	25
Amortization of Acquisition-related intangible assets, excluding software(3)	6	12	10	–	–	28
Acquisition-related costs	6	182	16	–	–	204
Net gain on divestitures(4)	–	–	–	–	(173)	(173)
Adjustments (Pre-tax)	6	182	16	–	(173)	31
Income tax expense/(benefit)	(2)	(52)	(5)	–	32	(27)
Adjustments (After tax)	4	130	11	–	(141)	4
Adjustment attributable to NCI	–	(44)	–	–	(1)	(45)
Adjustments (After tax and NCI)	$4	$86	$11	$–	$(142)	$(41)
Adjusted Results
Net interest income	$1,884	$2,090	$136	$350	$(267)	$4,193
Non-interest income	649	1,069	982	801	(64)	3,437
Total revenue	2,533	3,159	1,118	1,151	(331)	7,630
Provision for credit losses	253	477	(1)	(6)	(1)	722
Non-interest expenses	1,166	1,575	701	594	(43)	3,993
Income before taxes	1,114	1,107	418	563	(287)	2,915
Income tax expense	291	276	109	143	(167)	652
Net income	$823	$831	$309	$420	$(120)	$2,263
Net income attributable to NCI	–	107	6	–	2	115
Net income attributable to equity holders	$823	$724	$303	$420	$(122)	$2,148
Net income attributable to common shareholders						$2,084
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,084
Dilutive impact of share-based payment options and others						39
Adjusted net income attributable to common shareholders (diluted)						$2,123
Weighted average number of basic common shares outstanding (millions)						1,224
Dilutive impact of share-based payment options and others (millions)						28
Adjusted weighted average number of diluted common shares outstanding (millions)						1,252
Adjusted diluted earnings per share (in dollars)						$1.70
Impact of adjustments on diluted earnings per share (in dollars)						$(0.03)
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.
(4)	Recorded in non-interest income.

Scotiabank Second Quarter Report 2020    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the six months ended April 30, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$3,954	$3,912	$286	$710	$(53)	$8,809
Non-interest income	1,279	1,780	1,998	1,917	314	7,288
Total revenue	5,233	5,692	2,284	2,627	261	16,097
Provision for credit losses	991	1,599	3	179	–	2,772
Non-interest expenses	2,453	3,129	1,452	1,270	477	8,781
Income before taxes	1,789	964	829	1,178	(216)	4,544
Income tax expense	460	197	216	283	(262)	894
Net income	$1,329	$767	$613	$895	$46	$3,650
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	76	5	–	(27)	54
Net income attributable to equity holders	$1,329	$691	$608	$895	$73	$3,596
Net income attributable to common shareholders						$3,505
Diluted earnings per share (in dollars)						$2.84
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$104	$13	$–	$–	$117
Amortization of Acquisition-related intangible assets, excluding software(2)	11	24	19	–	–	54
Acquisition-related costs	11	128	32	–	–	171
Allowance for credit losses – Additional scenario(3)	71	77	1	6	–	155
Derivatives valuation adjustment(4)	–	–	–	102	14	116
Net (gain)/loss on divestitures(5)	–	–	–	–	(262)	(262)
Impairment charge on software asset(2)	–	–	–	–	44	44
Adjustments (Pre-tax)	82	205	33	108	(204)	224
Income tax expense/(benefit)	(22)	(57)	(9)	(29)	(42)	(159)
Adjustments (After tax)	60	148	24	79	(246)	65
Adjustment attributable to NCI	–	(27)	–	–	(28)	(55)
Adjustments (After tax and NCI)	$60	$121	$24	$79	$(274)	$10
Adjusted Results
Net interest income	$3,954	$3,912	$286	$710	$(53)	$8,809
Non-interest income	1,279	1,780	1,998	2,019	60	7,136
Total revenue	5,233	5,692	2,284	2,729	7	15,945
Provision for credit losses	920	1,522	2	173	–	2,617
Non-interest expenses	2,442	3,001	1,420	1,270	427	8,560
Income before taxes	1,871	1,169	862	1,286	(420)	4,768
Income tax expense	482	254	225	312	(220)	1,053
Net income	$1,389	$915	$637	$974	$(200)	$3,715
Net income attributable to NCI	–	103	5	–	1	109
Net income attributable to equity holders	$1,389	$812	$632	$974	$(201)	$3,606
Net income attributable to common shareholders						$3,515
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$3,515
Dilutive impact of share-based payment options and others						55
Adjusted net income attributable to common shareholders (diluted)						$3,570
Weighted average number of basic common shares outstanding (millions)						1,213
Dilutive impact of share-based payment options and others (millions)						32
Adjusted weighted average number of diluted common shares outstanding (millions)						1,245
Adjusted diluted earnings per share (in dollars)						$2.87
Impact of adjustments on diluted earnings per share (in dollars)						$0.03
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in non-interest expenses.
(3)	Recorded in provision for credit losses.
(4)	Recorded in non-interest income.
(5)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

8    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the six months ended April 30, 2019(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$3,812	$4,135	$279	$722	$(481)	$8,467
Non-interest income	1,305	2,161	1,937	1,504	33	6,940
Total revenue	5,117	6,296	2,216	2,226	(448)	15,407
Provision for credit losses	484	1,098	1	(22)	–	1,561
Non-interest expenses	2,359	3,241	1,440	1,239	(62)	8,217
Income before taxes	2,274	1,957	775	1,009	(386)	5,629
Income tax expense	594	428	200	254	(353)	1,123
Net income	$1,680	$1,529	$575	$755	$(33)	$4,506
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	170	10	–	1	181
Net income attributable to equity holders	$1,680	$1,359	$565	$755	$(34)	$4,325
Net income attributable to common shareholders						$4,232
Diluted earnings per share (in dollars)						$3.44
Adjustments
Acquisition-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(2)	$–	$151	$–	$–	$–	$151
Integration costs(3)	–	43	13	–	–	56
Amortization of Acquisition-related intangible assets, excluding software(3)	11	27	20	–	–	58
Acquisition-related costs	11	221	33	–	–	265
Net gain on divestitures(4)	–	–	–	–	(173)	(173)
Adjustments (Pre-tax)	11	221	33	–	(173)	92
Income tax expense/(benefit)	(3)	(64)	(9)	–	32	(44)
Adjustments (After tax)	8	157	24	–	(141)	48
Adjustment attributable to NCI	–	(49)	–	–	(1)	(50)
Adjustments (After tax and NCI)	$8	$108	$24	$–	$(142)	$(2)
Adjusted Results
Net interest income	$3,812	$4,135	$279	$722	$(481)	$8,467
Non-interest income	1,305	2,161	1,937	1,504	(140)	6,767
Total revenue	5,117	6,296	2,216	2,226	(621)	15,234
Provision for credit losses	484	947	1	(22)	–	1,410
Non-interest expenses	2,348	3,171	1,407	1,239	(62)	8,103
Income before taxes	2,285	2,178	808	1,009	(559)	5,721
Income tax expense	597	492	209	254	(385)	1,167
Net income	$1,688	$1,686	$599	$755	$(174)	$4,554
Net income attributable to NCI	–	219	10	–	2	231
Net income attributable to equity holders	$1,688	$1,467	$589	$755	$(176)	$4,323
Net income attributable to common shareholders						$4,230
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$4,230
Dilutive impact of share-based payment options and others						83
Adjusted net income attributable to common shareholders (diluted)						$4,313
Weighted average number of basic common shares outstanding (millions)						1,225
Dilutive impact of share-based payment options and others (millions)						28
Adjusted weighted average number of diluted common shares outstanding (millions)						1,253
Adjusted diluted earnings per share (in dollars)						$3.44
Impact of adjustments on diluted earnings per share (in dollars)						$–
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.
(4)	Recorded in non-interest income.

Scotiabank Second Quarter Report 2020    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis, refer to page 22. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the six months ended
($ millions)	January 31, 2020			April 30, 2019			April 30, 2019
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,005	$28	$1,977	$2,090	$140	$1,950	$4,135	$190	$3,945
Non-interest income	980	20	960	1,069	57	1,012	2,161	52	2,109
Total revenue	2,985	48	2,937	3,159	197	2,962	6,296	242	6,054
Provision for credit losses	580	11	569	628	43	585	1,098	58	1,040
Non-interest expenses	1,664	32	1,632	1,606	107	1,499	3,241	143	3,098
Income tax expense	159	–	159	224	11	213	428	8	420
Net income	$582	$5	$577	$701	$36	$665	$1,529	$33	$1,496
Net income attributable to non-controlling interest in subsidiaries	$64	$1	$63	$63	$11	$52	$170	$22	$148
Net income attributable to equity holders of the Bank	$518	$4	$514	$638	$25	$613	$1,359	$11	$1,348
Other measures
Average assets ($ billions)	$203	$2	$201	$200	$10	$190	$198	$1	$197
Average liabilities ($ billions)	$151	$2	$149	$152	$11	$141	$151	$8	$143

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 14.

Core banking assets

Core banking assets are average interest earning assets excluding bankers’ acceptances and trading assets.

Core banking margin

This ratio represents net interest income divided by core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

In the first quarter of 2020, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 10.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Previously, capital was attributed based on a methodology that approximated 10.0% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

10    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a global pandemic. Governments in affected areas have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. The spread of COVID-19 has had disruptive effects in countries and jurisdictions in which the Bank operates and the global economy more widely, as well as causing increased volatility and declines in financial markets. COVID-19 has materially impacted and continues to materially impact the markets in which the Bank operates. The Bank has demonstrated financial strength and resilience despite these events, while protecting the health and safety of employees, and supporting customers.

Fiscal and monetary stimulus

Governments have implemented a number of monetary and fiscal stimulus measures to deal with this unprecedented situation.

Central banks in Canada and across the footprint have enacted a number of monetary policy measures to support economic activity, including lowering interest rates and funding measures.

	Canada	U.S.	Mexico	Peru	Chile	Colombia
Interest rate reduction(1)	150bps	150bps	100bps	200bps	125bps	100bps
(1)	Rate reductions enacted between March 1, 2020 and April 30, 2020.

As part of Canada’s response to COVID-19, the Government of Canada launched or amended various programs to provide additional funding to financial institutions in order to support lending to the real economy and promote stability of financial markets, including the following:

Program	Program Description
Term Repo	Bank of Canada acquires assets temporarily through repurchase style transactions. Eligible collateral includes NHA MBS, covered bonds and other marketable securities.

Bankers’ Acceptance Purchase Facility	Bank of Canada conducts secondary market asset purchases of Acceptances with a maturity of up to approximately 3 months and subject to a minimum short-term credit rating.

Insured Mortgage Purchase Program	Canada Mortgage and Housing Corporation purchases NHA MBS.

Standing Term Liquidity Facility	Bank of Canada provides secured funding to eligible financial institutions for up to 90 days. The facility is secured by a broad set of collateral including loans and marketable securities.

Secondary market asset purchases	Bank of Canada purchases targeted securities either by way of tender or transactions in the open market.

Outside of Canada, governments in regions in which the Bank operates also announced programs to support lending and liquidity in financial markets. Regulatory bodies have temporarily amended or delayed implementations of various regulatory requirements, including liquidity. Central Banks across the Pacific Alliance region have developed programs to ensure enough liquidity including increasing both secured and unsecured funding and increasing the range of eligible collateral to secure funding.

Capital and Liquidity measures

OSFI introduced changes to regulations to keep the financial system resilient and well capitalized in response to COVID-19. A suite of temporary adjustments to existing capital and leverage requirements were introduced, including lowering the domestic stability buffer by 125 basis points to 1.0%. For details on capital management measures, refer to the capital management section on page 47.

The Bank has maintained strong capital and liquidity positions with a Common Equity Tier 1 (CET1) ratio of 10.9% as at April 30, 2020 and average Liquidity Coverage Ratio (LCR) of 132% for the quarter ended April 30, 2020. The Bank continues to ensure that its funding sources are well diversified and bolstered its liquidity position during the quarter through participation in above listed funding measures for financial institutions announced by governments in Canada and across the footprint.

Pandemic response measures launched by the Bank

Employees

The Bank continues to support employees by taking the precautionary measures to ensure workplaces remain as safe as possible. A high degree of coordination across all countries, business lines and functions has enabled the Bank to enact Business Continuity Plans. More than 80% of non-branch employees have transitioned to remote work arrangements, while remaining employees continue to work in lower density, safety enhanced workspaces. The Bank has also provided financial support to frontline employees and offered additional medical, mental health and wellness support.

The Bank has initiated safety protocols in branches and contact centers and developed online customer solutions. With guidance from public health authorities, approximately 90% of branches continue to operate, with select branches temporarily closed to support industry-wide social distancing efforts.

Scotiabank Second Quarter Report 2020    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial relief measures for customers

To support customers, the Bank has announced a number of financial relief measures across the footprint. The tables below show a brief description of the nature of these programs and approximate uptake by customers as of April 30, 2020:

Canada

Product	Uptake		Program Detail
	# of customer accounts (000s)	Amount outstanding ($ billions)
Residential Mortgages	134	$38	Up to six months deferral of total payments; Interest continues to accrue and is added to the mortgage balance at the end of the deferral period

Personal Loans	164	5.5

Up to three months deferral on minimum requirements for line of credit accounts, and total payments on secured and unsecured term loans including auto;

Interest continues to accrue during the deferral period with payment of deferred interest varying from immediately after the deferral period to a fixed term established at the time of deferral

Credit Cards	73	0.4

Up to three months deferral on minimum payment requirements; Interest continues to accrue during the deferral period and is added to the outstanding balance at the end of each billing period;

Reduced interest rate offered on purchase and cash advances on a temporary basis during the deferral period

Commercial & Small Business Loans	10	16.7	Up to three months payment deferral, covenant relief, increases in short term liquidity lines, and other amendments

The Bank also participated in the following plans, announced during the quarter, as part of the Government of Canada’s COVID-19 Economic Response Plan:

Canada Emergency Wage Subsidy (CEWS)

The Bank is participating in the CEWS by facilitating enrolment in direct deposit where eligible businesses receive a subsidy from the Government of Canada of 75% of employee wages for up to 24 weeks. Businesses are able to re-hire workers previously laid off as a result of COVID-19.

Canada Emergency Business Account (CEBA)

The Bank also participated in the CEBA program by facilitating loans with eligible small business customers and Export Development Canada (EDC). Eligible small business customers received a loan of up to $40,000. The CEBA loans are derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9. As at April 30, 2020, the total number of applicants was approximately 51,000 and loans issued under the CEBA was approximately $1.9 billion.

Business Credit Availability Program (BCAP)

The Bank is also participating in the BCAP to provide additional liquidity support to small business and commercial customers through the EDC and Business Development Bank of Canada (BDC).

Under the EDC plan, the EDC will guarantee an 80% portion of new operating loans made to the export sector as well as domestic companies. Loans guaranteed by EDC will continue to be recognized on the Consolidated Statement of Financial Position.

Under the BCAP, BDC entered into a co-lending facility with the Bank in which BDC will purchase an 80% participation in term loans made to eligible small business and commercial customers. The portion of loans sold to BDC will be derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the derecognition criteria for a transfer under IFRS 9.

As at April 30, 2020, the Bank had approved a number of applicants but had not extended any loans under this program.

International

Enacted customer financial programs vary across the different geographies and were deployed in adherence with directives issued by the respective regulators.

Product	Uptake		Program Detail
	# of customer accounts (000s)	Amount outstanding ($ billions)
Residential Mortgages	94	$9.7

Up to four months deferral of total payments;

Interest continues to accrue during the deferral period with payment of deferred interest varying from immediately after the deferral period to a fixed term established at time of the deferral

Personal Loans	1,066	6.7

Up to four months deferral on minimum payment requirements for line of credit accounts, and total payments on secured and unsecured term loans including auto;

Interest continues to accrue during the deferral period with payment of deferred interest varying from immediately after deferral period to a fixed term established at time of deferral

Credit Cards	1,499	3.4	Up to four months deferral on minimum payment requirements; Interest continues to accrue during the deferral period and is added to the outstanding balance at the end of each billing period

Commercial & Small Business Loans	2	11.1	Up to six months payment deferral, covenant relief, increases in short term liquidity lines, and other amendments

12    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact on financial results

The outbreak of COVID-19 and the economic outcome has impacted the Bank’s results in the current quarter. Revenue in the current quarter was adversely impacted by the lower interest rate environment as well as the challenging macroeconomic and market conditions. The Bank recorded a higher provision for credit losses in the quarter due to the unfavourable macroeconomic outlook, mainly from higher unemployment and lower GDP forecasts, due to COVID-19 related events. The Bank also incurred expenses related to incremental costs associated with the financial support for frontline employees and branch operations, additional benefits and allowances for our employees, technology investments to enable our Business Continuity Plans as well as equipment and services to safeguard the wellbeing of our employees.

Outlook Update

The Bank’s outlook for the remainder of 2020 will be negatively impacted by the COVID-19 pandemic. The Bank’s 2020 earnings will be impacted by lower growth, compressed interest margins and higher loan loss provisions. Consequently the 2020 outlook provided in our 2019 Annual Report and subsequent disclosures is not expected to be achieved. The Bank will continue to make appropriate adjustments to its businesses and operations in response to ongoing developments in the business, economic, regulatory and legal environments in which it operates.

Scotiabank Second Quarter Report 2020    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Performance Summary

The Bank’s reported net income this quarter was $1,324 million, down from $2,259 million in the same period last year, and $2,326 million last quarter, due primarily to elevated provision for credit losses driven by the unfavourable macroeconomic environment and by the provisions taken for the Commodity Futures Trading Commission (“CTFC”) and the U.S. Department of Justice’s metals investigations, and the costs related to the wind-down of the Metals business, (collectively referred to as “metals business charges” refer to page 51). Diluted earnings per share were $1.00 compared to $1.73 in the same period last year and $1.84 last quarter. Return on equity was 7.9% compared to 13.8% last year and 14.2% last quarter.

Adjusted net income was $1,371 million compared to $2,263 million last year, down 39%. Adjusted diluted earnings per share were $1.04, compared to $1.70 last year. Adjusted return on equity was 8.2% compared to 13.6% a year ago. The decrease in income was due mainly to higher provision for credit losses driven by the unfavourable macroeconomic environment and the impact of the metals business charges.

Adjusted net income was $1,371 million this quarter compared to $2,344 million last quarter. Adjusted diluted earnings per share were $1.04 compared to $1.83 last quarter, and Adjusted return on equity was 8.2% compared to 13.9% last quarter. The decrease in income was due mainly to higher provision for credit losses driven by the unfavourable macroeconomic environment and the metals business charges.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 10.

	Average exchange rate			% Change
For the three months ended	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020 vs. January 31, 2020	April 30, 2020 vs. April 30, 2019
U.S dollar/Canadian dollar	0.727	0.760	0.751	(4.3)%	(3.1)%
Mexican Peso/Canadian dollar	15.832	14.483	14.360	9.3%	10.3%
Peruvian Sol/Canadian dollar	2.493	2.545	2.485	(2.0)%	0.3%
Colombian Peso/Canadian dollar	2,734	2,555	2,354	7.0%	16.1%
Chilean Peso/Canadian dollar	604.011	586.493	499.097	3.0%	21.0%

	Average exchange rate		% Change
For the six months ended	April 30, 2020	April 30, 2019	April 30, 2020 vs. April 30, 2019
U.S dollar/Canadian dollar	0.744	0.751	(0.9)%
Mexican Peso/Canadian dollar	15.150	14.628	3.6%
Peruvian Sol/Canadian dollar	2.519	2.504	0.6%
Colombian Peso/Canadian dollar	2,644	2,375	11.3%
Chilean Peso/Canadian dollar	595.157	504.515	18.0%

	For the three months ended		For the six months ended
Impact on net income(1) ($ millions except EPS)	April 30, 2020 vs. April 30, 2019	April 30, 2020 vs. January 31, 2020	April 30, 2020 vs. April 30, 2019
Net interest income	$(131)	$(16)	$(215)
Non-interest income(2)	(56)	18	(148)
Non-interest expenses	108	22	186
Other items (net of tax)	77	9	112
Net income	$(2)	$33	$(65)
Earnings per share (diluted)	$–	$0.03	$(0.05)
Impact by business line ($ millions)
Canadian Banking	$2	$2	$2
Global Wealth Management	(2)	(3)	(7)
International Banking(2)	(11)	(10)	(31)
Global Banking and Markets	11	16	6
Other(2)	(2)	28	(35)
Net income	$(2)	$33	$(65)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

14    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of divested operations

The table below reflects the income earned in each period from divested operations prior to the closing. Refer to Note 21 in the accompanying financial statements for the list of divested operations that have closed:

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2020(1)	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$–	$63	$103	$63	$211
Non-interest income	–	66	234	66	429
Total revenue	–	129	337	129	640
Provision for credit losses	–	1	11	1	–
Non-interest expenses	–	57	95	57	196
Income tax expense	–	15	62	15	110
Net income	$–	$56	$169	$56	$334
Net income attributable to non-controlling interest in subsidiaries	$–	$1	$3	$1	$5
Net income attributable to equity holders of the Bank—relating to divested operations	$–	$55	$166	$55	$329
(1)	There were no divestitures completed during the three months ended April 30, 2020.

	For the three months ended		For the six months ended
Impact on net income ($ millions except EPS)	April 30, 2020 vs. January 31, 2020	April 30, 2020 vs. April 30, 2019	April 30, 2020 vs. April 30, 2019
Net interest income	(63)	(103)	(148)
Non-interest income	(66)	(234)	(363)
Provision for credit losses	1	11	(1)
Non-interest expenses	57	95	139
Income tax expense	15	62	95
Net income	(56)	(169)	(278)
Net income attributable to equity holders of the Bank	(55)	(166)	(274)
Earnings per share (diluted)	(0.04)	(0.14)	(0.22)

Financial performance commentary

Net income

Q2 2020 vs Q2 2019

Net income was $1,324 million compared to $2,259 million. Adjusted net income was $1,371 million compared to $2,263 million, down 39%, due mainly to higher provision for credit losses on performing loans and the impact of the metals business charges. Higher revenues were partially offset by higher non-interest expenses.

Q2 2020 vs Q1 2020

Net income was $1,324 million compared to $2,326 million. Adjusted net income was $1,371 million compared to $2,344 million, down 42%, due mainly to higher provision for credit losses and the impact of the metals business charges.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income was $3,650 million compared to $4,506 million. Adjusted net income was $3,715 million compared to $4,554 million, down 18%, due mainly to higher provision for credit losses and the impact of the metals business charges. Higher revenues were partially offset by higher non-interest expenses.

Total revenue

Q2 2020 vs Q2 2019

Revenues were $7,956 million compared to $7,803 million. Adjusted revenues were $7,956 million compared to $7,630 million, up 4%, due to higher net interest income and non-interest income.

Q2 2020 vs Q1 2020

Revenues were $7,956 million compared to $8,141 million. Adjusted revenues were $7,956 million compared to $7,989 million. Higher net interest income was more than offset by lower non-interest income.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Revenues were $16,097 million compared to $15,407 million. Adjusted revenues were $15,945 million compared to $15,234 million, up 5%, due to higher net interest income and non-interest income.

Scotiabank Second Quarter Report 2020    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q2 2020 vs Q2 2019

Net interest income was $4,417 million, an increase of $224 million or 5%, driven by higher contribution from asset/liability management activities and strong growth in assets and deposits. These increases were partly offset by the negative impact of foreign currency translation, and divestitures.

The core banking margin was down ten basis points to 2.35%. The margin was negatively impacted by changes in asset mix as a result of higher growth in lower margin, highly liquid treasury assets. Lower margins due to changes in asset mix and impact of rate cuts in International Banking, were offset by higher margins from asset liability management activities.

Q2 2020 vs Q1 2020

Net interest income was $4,417 million, an increase of $25 million or 1%, driven by higher contribution from asset/liability management activities and strong growth in assets and deposits in Global Banking and Markets. These increases were partly offset by the negative impact of foreign currency translation, two less days in the quarter, and divestitures.

The core banking margin was down ten basis points to 2.35%, primarily from change in asset mix towards lower margin, highly liquid treasury assets. Lower margins in International Banking and Canadian Banking were mainly offset by lower funding costs.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net interest income was $8,809 million, an increase of $342 million or 4%, driven by higher contribution from asset/liability management activities and strong growth in assets and deposits. These increases were partly offset by the negative impact of foreign currency translation, and divestitures.

The core banking margin was down five basis points to 2.40%. The margin was negatively impacted by changes in asset mix as a result of higher growth in lower margin, highly liquid treasury assets. Lower margins due to changes in asset mix and impact of rate cuts in International Banking, were offset by higher margins from asset liability management activities.

Non-interest income

Q2 2020 vs Q2 2019

Non-interest income was $3,539 million, down $71 million or 2%. Adjusted non-interest income increased $102 million or 3%. The growth was mainly driven by higher trading revenues, underwriting fees and net gain on sale of investment securities. These were partly offset by lower banking, wealth management and insurance revenues, and the impact of foreign currency translation and divestitures.

Q2 2020 vs Q1 2020

Non-interest income declined $210 million or 6%. Adjusted non-interest income was down by $58 million or 2%. Higher trading revenues and net gain on sale of investment securities were more than offset by lower banking, wealth management and insurance revenues, and the prior quarter benefit from aligning the reporting period of Mexico with the Bank (“Alignment of reporting period”).

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest income was $7,288 million, up $348 million or 5%. Adjusted non-interest income was up $369 million or 5%. The primary contributors to the growth were higher trading revenue, wealth management fees, underwriting and advisory fees, and net gain on sale of investment securities. These were partly offset primarily by lower banking and insurance revenues, and the impact of foreign currency translation and divestitures.

Provision for credit losses

Q2 2020 vs Q2 2019

The provision for credit losses was $1,846 million, compared to $873 million, an increase of $973 million or 111%. Adjusted provision for credit losses increased $1,124 million, or 156%. The provision for credit losses ratio increased 58 basis points to 119 basis points, and adjusted provision for credit losses ratio increased by 68 basis points.

Provision on impaired loans was $870 million, compared to $700 million, an increase of $170 million or 24%, due primarily to higher retail provisions in line with organic growth and unfavourable macroeconomic environment as well as higher provisions in Canadian commercial banking portfolios and Global Banking and Markets. The provision for credit losses ratio on impaired loans increased seven basis points to 56 basis points.

Provision on performing financial instruments was $976 million, compared to $173 million, an increase of $803 million. Adjusted provision on performing loans increased $954 million, of which $679 million related to retail, driven by unfavourable macroeconomic outlook, mainly from higher unemployment and lower GDP forecasts. Commercial and Corporate performing loan provisions increased $275 million driven by the unfavourable macroeconomic outlook and the decline in oil prices that impacted the Energy sector globally.

Q2 2020 vs Q1 2020

The provision for credit losses was $1,846 million, compared to $926 million, an increase of $920 million. Adjusted provision for credit losses increased $1,075 million, or 139%. The provision for credit losses ratio increased 58 basis points to 119 basis points, and adjusted provision for credit losses ratio increased by 68 basis points.

Provision on impaired loans was $870 million, an increase of $35 million or 4%. Adjusted provision on impaired loans increased $68 million or 8%, due primarily to higher provisions in Canadian Banking and International commercial portfolios. The provision for credit losses ratio on impaired loans was 56 basis points, an increase of one basis point, while adjusted provision for credit losses ratio increased by three basis points.

Provision on performing financial instruments was $976 million, compared to $91 million, an increase of $885 million. Adjusted provision on performing loans increased $1,007 million, of which $714 million related to retail, due primarily to the unfavourable macroeconomic outlook, mainly from higher unemployment and lower GDP forecasts. Commercial and Corporate performing loan provisions also increased $293 million driven by the unfavourable macroeconomic outlook and lower oil prices that impacted the Energy sector globally.

16    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The provision for credit losses was $2,772 million, compared to $1,561 million, an increase of $1,211 million. Adjusted provision for credit losses was $2,617 million, compared to $1,410 million, an increase of $1,207 million or 86%. The provision for credit losses ratio increased 36 basis points to 90 basis points and increased 36 basis points to 85 basis points on an adjusted basis.

The provision for credit losses on impaired loans was $1,705 million, an increase of $326 million. Adjusted provision for credit losses on impaired loans was $1,672 million, an increase of $293 million or 21% due primarily to higher retail provisions in line with organic growth and higher provisions in Canadian commercial banking portfolios and Global Banking and Markets. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of seven basis points. Adjusted provision for credit losses ratio on impaired loans increased by six basis points to 54 basis points.

Provision on performing loans was $1,067 million, compared to $182 million. Adjusted provision for performing loans was $945 million, compared to $31 million, an increase of $914 million, of which $660 million related to retail, due primarily to the unfavourable macroeconomic outlook, mainly from higher unemployment and lower GDP forecasts. Commercial and Corporate performing loan provisions increased by $254 million due to the unfavourable macroeconomic outlook and lower oil prices that impacted the Energy sector globally.

Non-interest expenses

Q2 2020 vs Q2 2019

Non-interest expenses were $4,363 million, up $317 million or 8%. Adjusted non-interest expenses of $4,295 million also grew by 8% of which 6% relates to metals business charges. The remaining 2% growth was due to higher personnel costs related to regulatory and technology initiatives, incremental costs from COVID-19 and other business-growth related expenses. Partly offsetting were lower advertising and business development expenses, the positive impact of foreign currency translation, and the impact of divestitures.

The productivity ratio was 54.8% compared to 51.8%. On an adjusted basis, the productivity ratio was 54.0%, compared to 52.3%.

Operating leverage was negative 5.9% on a reported basis or negative 3.4% on an adjusted basis.

Q2 2020 vs Q1 2020

Non-interest expenses were down $55 million or 1%. Adjusted non-interest expenses grew by 1% of which 5% growth relates to the metals business charges. The remaining 4% decrease was due to lower personnel costs, seasonally lower share-based compensation, advertising and business development expenses, the positive impact of foreign currency translation and the impact of divestitures. Partly offsetting were the incremental costs from COVID-19, higher professional fees and depreciation and amortization.

The productivity ratio was 54.8% compared to 54.3%. On an adjusted basis, the productivity ratio was 54.0%, compared to 53.4%.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest expenses increased $564 million or 7%. Adjusted non-interest expenses grew by 6% of which 3% relates to the metals business charges. The remaining 3% growth was due to higher personnel costs due primarily to regulatory and technology initiatives, impact of COVID-19 costs and other business-growth related expenses. Partly offsetting were lower advertising and business development expenses, professional fees, the positive impact of foreign currency translation, and divestitures.

The productivity ratio was 54.5% compared to 53.3%. On an adjusted basis, the productivity ratio was 53.7%, compared to 53.2%.

Operating leverage was negative 2.4% on a reported basis and negative 1.0% on an adjusted basis.

Taxes

Q2 2020 vs Q2 2019

The effective tax rate was 24.2% compared to 21.7%, due to lower taxes related to the gain on divestitures in the prior year and higher non-deductible expenses in the current period.

Q2 2020 vs Q1 2020

The effective tax rate was 24.2% compared to 16.8%, due to lower taxes related to the gain on divestitures in the prior quarter and higher non-deductible expenses in the current period.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The effective tax rate was 19.7% compared to 20.0%, due to lower taxes related to the gain on divestitures in the current year, partially offset by higher non-deductible expenses.

Scotiabank Second Quarter Report 2020    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Reorganization of Business Segments

Effective November 1, 2019, the Bank established Global Wealth Management as a separate business segment. Wealth Management results previously reported in the Canadian Banking and International Banking business segments are now being reported in the new business segment. Prior period comparative information for Canadian Banking and International Banking has been restated to reflect this change.

The Bank will now publish financial information across five business segments including:

•	Canadian Banking (excluding Canadian Wealth Management)

•	International Banking (excluding International Wealth Management)

•	Global Wealth Management (including Canadian Wealth Management and International Wealth Management)

•	Global Banking and Markets; and

•	Other

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•

The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019(2)	April 30 2020	April 30 2019(2)
Reported Results
Net interest income	$1,951	$2,003	$1,884	$3,954	$3,812
Non-interest income(3)	575	704	649	1,279	1,305
Total revenue	2,526	2,707	2,533	5,233	5,117
Provision for credit losses	670	321	253	991	484
Non-interest expenses	1,220	1,233	1,172	2,453	2,359
Income tax expense	159	301	289	460	594
Net income	$477	$852	$819	$1,329	$1,680
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$477	$852	$819	$1,329	$1,680
Other financial data and measures
Return on equity	11.4%	20.6%	22.6%	16.0%	22.7%
Net interest margin(4)	2.33%	2.36%	2.40%	2.35%	2.40%
Provision for credit losses – performing (Stage 1 and 2)	$357	$59	$20	$416	$22
Provision for credit losses – impaired (Stage 3)	$313	$262	$233	$575	$462
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.77%	0.36%	0.31%	0.57%	0.30%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.36%	0.30%	0.29%	0.33%	0.28%
Net write-offs as a percentage of average net loans and acceptances
(annualized)	0.31%	0.29%	0.29%	0.30%	0.29%
Average assets ($ billions)	$359	$355	$336	$357	$335
Average liabilities ($ billions)	$265	$263	$253	$264	$251
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for April 30, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2020 – $12 (January 31, 2020 – $20; April 30, 2019 – $18) and for the six months ended April 30, 2020 – $32 (April 30, 2019 – $31).

(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Adjusted Results(1)
Net interest income	$1,951	$2,003	$1,884	$3,954	$3,812
Non-interest income	575	704	649	1,279	1,305
Total revenue	2,526	2,707	2,533	5,233	5,117
Provision for credit losses	670	250	253	920	484
Non-interest expenses	1,214	1,228	1,166	2,442	2,348
Income tax expense	161	321	291	482	597
Net income	$481	$908	$823	$1,389	$1,688
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$481	$908	$823	$1,389	$1,688
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

18    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $477 million, compared to $819 million. Adjusted net income was $481 million, a decline of $342 million or 42%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and higher non-interest expenses, partly offset by higher net interest income driven by strong asset and deposit volume growth.

Q2 2020 vs Q1 2020

Net income attributable to equity holders declined $375 million or 44%. Adjusted net income declined by $427 million or 47%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and lower net interest income, partly offset by lower non-interest expenses.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $1,329 million, a decline of $351 million or 21%. Adjusted net income declined by $299 million or 18%. The decline was due primarily to higher provision for credit losses on performing loans, higher non-interest expenses and lower non-interest income, partly offset by higher net interest income driven by strong asset and deposit volume growth.

Average assets

Q2 2020 vs Q2 2019

Average assets grew $23 billion or 7% to $359 billion. The growth included $13 billion or 6% in residential mortgages, $7 billion or 14% in business loans and acceptances, and $2 billion or 3% in personal loans.

Q2 2020 vs Q1 2020

Average assets grew $4 billion or 1%. The growth included $3 billion or 4% in business loans and acceptances and $3 billion or 1% in residential mortgages.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Average assets grew $22 billion or 7%. The growth included $12 billion or 6% in residential mortgages, $7 billion or 13% in business loans and acceptances, and $2 billion or 3% in personal loans.

Average liabilities

Q2 2020 vs Q2 2019

Average liabilities increased $12 billion or 5%, including growth of $5 billion or 6% in non-personal deposits and $5 billion or 3% in personal deposits.

Q2 2020 vs Q1 2020

Average liabilities increased $2 billion or 1%, due primarily to growth in personal deposits.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Average liabilities increased $13 billion or 5%, including growth of $6 billion or 4% in personal deposits and $5 billion or 6% in non-personal deposits.

Total revenue

Q2 2020 vs Q2 2019

Revenues of $2,526 million, were in line with the prior year. Higher net interest income, driven by strong volume growth, was offset by a decrease in non-interest income.

Q2 2020 vs Q1 2020

Revenues declined $181 million or 7%. The decrease was due primarily to lower net interest income partially driven by fewer days in the quarter and a decrease in non-interest income.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Revenues were $5,233 million, up $116 million or 2%. The increase was due primarily to higher net interest income from volume growth partially offset by a decrease in non-interest income.

Net interest income

Q2 2020 vs Q2 2019

Net interest income of $1,951 million increased $67 million or 4%, due primarily to strong asset and deposit volume growth. This was partially offset by a margin decline of seven basis points to 2.33%, primarily driven by the rate environment, including interest rate decreases by the Bank of Canada.

Scotiabank Second Quarter Report 2020    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2020 vs Q1 2020

Net interest income decreased $52 million or 3%, due primarily to lower margins. The margin declined three basis points to 2.33%, primarily driven by the rate environment, including interest rate decreases by the Bank of Canada.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net interest income of $3,954 million increased $142 million or 4%, due primarily to strong asset and deposit volume growth. This was partially offset by a margin decline of five basis points to 2.35%, primarily driven by the rate environment, including interest rate decreases by the Bank of Canada.

Non-interest income

Q2 2020 vs Q2 2019

Non-interest income of $575 million declined $74 million or 11%. The decline was due primarily to lower insurance revenues, reduced credit card revenue from decline in transaction volumes and lower income from investment in associated corporations.

Q2 2020 vs Q1 2020

Non-interest income declined $129 million or 18% due primarily to reduced credit card revenue from decline in transaction volumes, lower insurance revenue and income from investment in associated corporations.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest income of $1,279 million declined $26 million or 2%. The decline was due primarily to lower insurance revenues and gains on sale of real estate, partly offset by higher banking fees and net card revenues.

Provision for credit losses

Q2 2020 vs Q2 2019

The provision for credit losses was $670 million, compared to $253 million, up $417 million or 165%. The provision for credit losses ratio increased 46 basis points to 77 basis points.

Provision on impaired loans increased $80 million to $313 million due to higher commercial banking provisions and higher retail provisions. The provision for credit losses ratio on impaired loans was 36 basis points, an increase of seven basis points.

Provision on performing loans was $357 million, compared to $20 million, an increase of $337 million, of which $248 million related to retail, due primarily to the unfavourable macroeconomic outlook in Canada, mainly from higher unemployment, lower GDP forecasts, and declining oil prices.

Q2 2020 vs Q1 2020

The provision for credit losses was $670 million, compared to $321 million, up $349 million or 109%. Adjusted provision for credit losses increased by $420 million or 168%. The provision for credit losses ratio increased 41 basis points and adjusted provision for credit losses ratio increased 49 basis points to 77 basis points.

Provision on impaired loans increased $51 million to $313 million. Adjusted provision on impaired loans increased $55 million due primarily to higher commercial banking provisions. The provision for credit losses ratio on impaired loans was 36 basis points, an increase of six basis points, while adjusted provision for credit losses ratio increased by seven basis points.

Provision on performing loans increased $298 million compared to $59 million. Adjusted provision on performing loans increased $365 million, of which $279 million related to retail, due primarily to the unfavourable macroeconomic outlook in Canada, mainly from higher unemployment, lower GDP forecasts and declining oil prices.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The provision for credit losses was $991 million, compared to $484 million, an increase of $507 million. Adjusted provision for credit losses increased $436 million. The provision for credit losses ratio was 57 basis points, an increase of 27 basis points. Adjusted provision for credit losses ratio increased by 23 basis points to 53 basis points.

Provision on impaired loans was $575 million, up $113 million. Adjusted provision on impaired loans was up $109 million due primarily to higher retail provisions mostly due to asset growth and higher commercial provisions. The provision for credit losses ratio on impaired loans was 33 basis points, an increase of five basis points.

Provision on performing loans was $416 million, an increase of $394 million. Adjusted provision on performing loans was up $327 million, mostly in retail, due primarily to the unfavourable macroeconomic outlook in Canada, mainly from higher unemployment, lower GDP, and lower oil price.

Non-interest expenses

Q2 2020 vs Q2 2019

Non-interest expenses were $1,220 million, up $48 million or 4%, mainly driven by higher personnel and technology costs to support business development.

Q2 2020 vs Q1 2020

Non-interest expenses were down $13 million or 1% largely due to the shorter quarter.

20    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest expenses were $2,453 million, up $94 million or 4%, largely driven by higher personnel and technology costs to support business development.

Taxes

The effective tax rate of 25.0% decreased from 26.1% in the prior year and 26.1% in the prior quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The effective tax rate of 25.7% decreased from 26.1% in the prior year.

International Banking(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019(2)	April 30 2020	April 30 2019(2)
Reported Results
Net interest income	$1,907	$2,005	$2,090	$3,912	$4,135
Non-interest income(3)(4)	800	980	1,069	1,780	2,161
Total revenue	2,707	2,985	3,159	5,692	6,296
Provision for credit losses	1,019	580	628	1,599	1,098
Non-interest expenses	1,465	1,664	1,606	3,129	3,241
Income tax expense	38	159	224	197	428
Net income	$185	$582	$701	$767	$1,529
Net income attributable to non-controlling interest in subsidiaries	$12	$64	$63	$76	$170
Net income attributable to equity holders of the Bank	$173	$518	$638	$691	$1,359
Other financial data and measures
Return on equity	3.5%	10.6%	12.3%	7.0%	13.0%
Net interest margin(5)	4.28%	4.51%	4.62%	4.40%	4.58%
Provision for credit losses – performing (Stage 1 and 2)(6)	$488	$44	$156	$532	$174
Provision for credit losses – impaired (Stage 3)	$531	$536	$472	$1,067	$924
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	2.78%	1.57%	1.72%	2.17%	1.51%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.45%	1.45%	1.30%	1.45%	1.27%
Net write-offs as a percentage of average net loans and acceptances
(annualized)	1.24%	1.47%	1.27%	1.35%	1.31%
Average assets ($ billions)	$205	$203	$200	$204	$198
Average liabilities ($ billions)	$154	$151	$152	$152	$151
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for April 30, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2020 – $65 (January 31, 2020 – $93; April 30, 2019 – $207) and for the six months ended April 30, 2020 – $158 (April 30, 2019 – $367).

(4)

Includes one additional month of earnings related to Mexico of $51 (After tax and NCI $37) in the first quarter of 2020. The amount for the six months ended April 30, 2019, includes one additional month of earnings relating to Peru of $58 (After tax and NCI $41).

(5)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.
(6)	Includes Day 1 provision for credit losses on acquired performing loans for the three and six months ended April 30, 2019 – $151.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Adjusted Results(1)
Net interest income	$1,907	$2,005	$2,090	$3,912	$4,135
Non-interest income	800	980	1,069	1,780	2,161
Total revenue	2,707	2,985	3,159	5,692	6,296
Provision for credit losses	1,019	503	477	1,522	947
Non-interest expenses	1,420	1,581	1,575	3,001	3,171
Income tax expense	52	202	276	254	492
Net income	$216	$699	$831	$915	$1,686
Net income attributable to non-controlling interest in subsidiaries	$19	$84	$107	$103	$219
Net income attributable to equity holders of the Bank	$197	$615	$724	$812	$1,467
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Scotiabank Second Quarter Report 2020    21

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020(1)	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Impact of Divested Operations
Net interest income	$-	$63	$103	$63	$210
Non-interest income	-	59	196	59	364
Total revenue	-	122	299	122	574
Provision for credit losses	-	1	11	1	-
Non-interest expenses	-	50	77	50	157
Income tax expense	-	15	56	15	102
Net income	$-	$56	$155	$56	$315
Net income attributable to non-controlling interest in subsidiaries	$-	$1	$(1)	$1	$-
Net income attributable to equity holders of the Bank - relating to
divested operations	$-	$55	$156	$55	$315
(1)	There were no divestitures completed during the three months ended April 30, 2020.

Net income

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $173 million, a decrease of $465 million, or 73%. Adjusted net income attributable to equity holders was $197 million, a decrease of $527 million or 73%. The decline was due largely to higher provision for credit losses and the impact of divested operations.

Q2 2020 vs Q1 2020

Net income attributable to equity holders decreased by $345 million or 67%. Adjusted net income attributable to equity holders decreased $418 million or 68%. The decline was due largely to higher provision for credit losses, the impact of divested operations and the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) last quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders decreased by $668 million or 49%. Adjusted net income attributable to equity holders decreased $655 million or 45%. The decline was due largely to higher provision for credit losses and the impact of divested operations.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019(2)	April 30 2020	April 30 2019(2)
Constant dollars
Net interest income	$1,907	$1,977	$1,950	$3,912	$3,945
Non-interest income(3)(4)	800	960	1,012	1,780	2,109
Total revenue	2,707	2,937	2,962	5,692	6,054
Provision for credit losses(5)	1,019	569	585	1,599	1,040
Non-interest expenses	1,465	1,632	1,499	3,129	3,098
Income tax expense	38	159	213	197	420
Net income on constant dollar basis	$185	$577	$665	$767	$1,496
Net income attributable to non-controlling interest in subsidiaries on a constant dollar basis	$12	$63	$52	$76	$148
Net income attributable to equity holders of the Bank on a constant dollar basis	$173	$514	$613	$691	$1,348
Other financial data and measures
Average assets ($ billions)	$205	$201	$190	$204	$197
Average liabilities ($ billions)	$154	$149	$141	$152	$143
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for April 30, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2020 – $65 (January 31, 2020 – $95; April 30, 2019 – $214) and for the six months ended April 30, 2020 – $158 (April 30, 2019 – $382).

(4)

Includes one additional month of earnings related to Mexico of $49 (After tax and NCI $39) in the first quarter of 2020. The amount for the six months ended April 30, 2019, includes one additional month of earnings relating to Peru of $58 (After tax and NCI $42).

(5)	Includes Day 1 provision for credit losses on acquired performing loans for the three and six months ended April 30, 2019 – $148.

Net income

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $173 million, a decrease of $440 million, or 72%. Adjusted net income attributable to equity holders was $197 million, a decrease of $496 million or 72%, due largely to higher provision for credit losses and the impact of divested operations.

22    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2020 vs Q1 2020

Net income attributable to equity holders decreased by $341 million or 66%. Adjusted net income attributable to equity holders decreased $412 million or 68%. This was due largely to higher provision for credit losses and the impact of divested operations. The remaining decline was due to the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) last quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders decreased by $657 million or 49%. Adjusted net income attributable to equity holders decreased $636 million or 44%, due largely to higher provision for credit losses and the impact of divested operations.

Average assets

Q2 2020 vs Q2 2019

Average assets of $205 billion increased $15 billion or 8%, driven by strong 11% commercial loan growth primarily in the Pacific Alliance. Divested operations reduced total loans by 5%, 8% in retail loans and 3% in commercial loans.

Q2 2020 vs Q1 2020

Average assets increased $4 billion or 2%. Commercial loan growth was 7% while retail loans declined 3%. Divested operations reduced total loans by 3%, 4% in retail loans and 1% in commercial loans.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Average assets increased $7 billion or 4%. Retail loan growth was 2% and commercial loan growth was 10%. Divested operations reduced total loans by 4%, 6% in retail loans and 2% in commercial loans.

Average liabilities

Q2 2020 vs Q2 2019

Average liabilities of $154 billion increased $13 billion or 9% with deposit growth of 3%, primarily in Pacific Alliance. Non-personal deposit growth was 9% while retail deposit declined 8%. Divested operations reduced total deposits by 8%, 16% in retail deposits and 4% in non-personal deposits.

Q2 2020 vs Q1 2020

Average liabilities increased $5 billion or 4%. Non-personal deposit growth was 4% while retail deposit declined 7%. The impact of divested operations reduced total deposits by 5%, 9% in retail deposits and 3% in non-personal deposits.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Average liabilities increased $9 billion or 6% with deposit growth of 2%, primarily in Pacific Alliance. Non-personal deposit growth was 5% while retail deposit declined 3%. The impact of divested operations reduced total deposits by 6%, 11% in retail deposits and 3% in non-personal deposits.

Total revenues

Q2 2020 vs Q2 2019

Revenues were $2,707 million, a decrease of $255 million, or 9%. Excluding the impact of divested operations, revenues increased 2%, mainly due to higher net interest income partially offset by lower retail fees due to the slowdown in consumer activity.

Q2 2020 vs Q1 2020

Revenues decreased $230 million, or 8%. Excluding the impact of divested operations, revenues decreased 4% due mainly to lower retail fees due to the slowdown in consumer activity and the benefit of the Alignment of reporting period last quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Revenues were $5,692 million, down $362 million, or 6%. Excluding the impact of divested operations, revenues increased 2% due to higher net interest income partially offset by lower retail fees due to the slowdown in consumer activity.

Net interest income

Q2 2020 vs Q2 2019

Net interest income was $1,907 million, down 2%. Excluding the impact of divested operations, net interest income increased 3%. The growth was due to strong commercial loan growth in the Latin America partially offset by margin compression.

Q2 2020 vs Q1 2020

Net interest income decreased $70 million, down 4% primarily due to the impact of divested operations.

Scotiabank Second Quarter Report 2020    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net interest income was $3,912 million, down 1%. Excluding the impact of divested operations, net interest income increased 3%. The growth was due to strong commercial loan growth in the Latin America, partially offset by margin compression.

Non-interest income

Q2 2020 vs Q2 2019

Non-interest income was $800 million, down 21%, due primarily to the impact of divested operations. Lower banking fees and card fees due to the slowdown in consumer activity also contributed to the decline.

Q2 2020 vs Q1 2020

Non-interest income decreased $160 million, down 17%. Excluding the impact of divested operations, non-interest income decreased 12% mainly due to lower banking fees and card fees due to the slowdown in consumer activity, and the benefit of the Alignment of reporting period in Mexico last quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest income was $1,780 million, down 16%, primarily due to the impact of divested operations.

Provision for credit losses

Q2 2020 vs Q2 2019

The provision for credit losses was $1,019 million, compared to $585 million, up $434 million or 74%. Adjusted provision for credit losses increased by $582 million or 133%. The provision for credit losses ratio increased 106 basis points and on an adjusted basis by 147 basis points to 278 basis points.

Provision on impaired loans increased $100 million to $531 million, due primarily to higher retail provisions in line with organic growth and unfavourable macroeconomic outlook. The provision for credit losses ratio on impaired loans was 145 basis points, an increase of 15 basis points.

Provision on performing loans was $488 million, compared to $154 million, an increase of $334 million. Adjusting for the provision on acquired performing loans for last year, provision on performing loans increased $485 million, of which $430 million related to retail, due primarily to the unfavourable macroeconomic outlook across the footprint, mainly from higher unemployment and lower GDP forecasts. Commercial banking provisions increased by $55 million driven by the unfavourable macroeconomic outlook and unfavourable market conditions in the Energy sector globally.

Q2 2020 vs Q1 2020

The provision for credit losses was $1,019 million, compared to $569 million, up $450 million or 79%. Adjusted provision for credit losses increased by $526 million. The provision for credit losses ratio increased 121 basis points to 278 basis points. On an adjusted basis, provision for credit losses ratio increased 142 basis points to 278 basis points.

Provision on impaired loans increased $6 million to $531 million. Adjusted provisions on impaired loans increased by $35 million due primarily to higher Commercial Banking provisions. The provision for credit losses ratio on impaired loans remained unchanged at 145 basis points. On an adjusted basis, provision for credit losses ratio on impaired loans increased eight basis points to 145 basis points.

Provision on performing loans was $488 million, compared to $44 million, an increase of $444 million. Adjusted provision on performing loans increased $491 million, of which $434 million related to retail, due primarily to the unfavourable macroeconomic outlook across the footprint, mainly from higher unemployment and lower GDP forecasts. Commercial banking provisions increased by $57 million driven by the unfavourable macroeconomic outlook and unfavourable market conditions in the Energy sector globally.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The provision for credit losses was $1,599 million, compared to $1,040 million. Adjusted provision for credit losses increased $630 million primarily driven by higher retail provisions on performing loans. The provision for credit losses ratio was 217 basis points, an increase of 66 basis points. Adjusted provision for credit losses ratio was 207 basis points, an increase of 76 basis points.

Provision on impaired loans was $1,067 million, up $193 million. Adjusted provision on impaired loans was up $165 million due primarily to higher retail provisions. The provision for credit losses ratio on impaired loans was 145 basis points, an increase of 18 basis points. Adjusted provision for credit losses ratio on impaired loans was 141 basis points, an increase of 14 basis points.

Provision on performing loans was $532 million, up $366 million. Adjusted provision on performing loans increased $466 million, mainly in retail by $424 million. This was due primarily to the unfavourable macroeconomic outlook across the footprint, mainly from higher unemployment and lower GDP forecasts. Commercial banking provisions increased by $42 million driven by the unfavourable macroeconomic outlook and unfavourable market conditions in the Energy sector globally.

Non-interest expenses

Q2 2020 vs Q2 2019

Non-interest expenses were $1,465 million, down 2%. On an adjusted basis, non-interest expenses decreased 3%. Excluding the impact of divested operations, non-interest expenses increased 2%, driven by higher personnel costs partially offset by synergies from acquisitions, lower advertising spend and technology costs.

Q2 2020 vs Q1 2020

Non-interest expenses decreased 10%, or 8% on an adjusted basis. Excluding the impact of divested operations, non-interest expenses decreased 5% on an adjusted basis mainly due to lower personnel costs driven by synergies from acquisitions, reduced advertising spend and technology costs.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest expenses were $3,129 million, up 1%. On an adjusted basis, non-interest expenses decreased 1%. Excluding the impact of divested operations, non-interest expenses grew 3%, mainly driven by the higher personnel costs.

24    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

On an adjusted basis, the effective tax rate for the quarter was 19.2%, down from 25.0% last year and 22.5% last quarter, due primarily to proportionately lower income in higher tax rate jurisdictions.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The effective tax rate year-to-date was 21.7%, compared to 22.6%, due primarily to proportionately lower income in higher tax rate jurisdictions, offset by the tax benefits in Mexico in the prior year.

Global Wealth Management(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Reported Results
Net interest income	$145	$141	$136	$286	$279
Non-interest income	982	1,016	982	1,998	1,937
Total revenue	1,127	1,157	1,118	2,284	2,216
Provision for credit losses	2	1	(1)	3	1
Non-interest expenses	715	737	717	1,452	1,440
Income tax expense	106	110	104	216	200
Net income	$304	$309	$298	$613	$575
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$6	$5	$10
Net income attributable to equity holders of the Bank	$302	$306	$292	$608	$565
Other financial data and measures
Return on equity	13.2%	13.2%	13.0%	13.2%	12.3%
Assets under administration ($ billions)	$477	$497	$493	$477	$493
Assets under management ($ billions)	$278	$298	$297	$278	$297
Average assets ($ billions)	$26	$25	$25	$26	$25
Average liabilities ($ billions)	$39	$35	$32	$37	$31
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Adjusted Results(1)
Net interest income	$145	$141	$136	$286	$279
Non-interest income	982	1,016	982	1,998	1,937
Total revenue	1,127	1,157	1,118	2,284	2,216
Provision for credit losses	2	–	(1)	2	1
Non-interest expenses	698	722	701	1,420	1,407
Income tax expense	111	114	109	225	209
Net income	$316	$321	$309	$637	$599
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$6	$5	$10
Net income attributable to equity holders of the Bank	$314	$318	$303	$632	$589
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Net income

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $302 million, an increase of $10 million or 3%. Adjusted net income increased to $314 million, up 3%. This growth is due primarily to higher brokerage fees and net interest income partially offset by the impact of divestitures. The impact of divested operations reduced earnings growth by 4%.

Q2 2020 vs Q1 2020

Net income attributable to equity holders declined $4 million or 1%. Adjusted net income declined by $4 million or 1% due to lower fee-based revenue from market depreciation, partly offset by lower volume related expenses. The prior quarter benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) impacted earnings growth by 2%.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $608 million, an increase of $43 million or 8%. Adjusted net income increased to $632 million, up 7%. This growth is due primarily to higher fee income partially offset by higher non-interest expenses. The impact of divested operations and the Alignment of reporting period reduced earnings growth by 2%.

Scotiabank Second Quarter Report 2020    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Assets under management (AUM) and assets under administration (AUA)

Q2 2020 vs Q2 2019

Assets under management of $278 billion declined $19 billion or 6%, while assets under administration of $477 billion declined $16 billion or 3%, due primarily to the impact of divestitures. Excluding the impact of divestitures, AUA was flat and AUM declined 1%.

Q2 2020 vs Q1 2020

Assets under management declined $20 billion or 7%, while assets under administration declined $20 billion or 4% driven by market depreciation.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Assets under management of $278 billion declined $19 billion or 6%, while assets under administration of $477 billion declined $16 billion or 3%, due primarily to the impact of divestitures. Excluding the impact of divestitures, AUA was flat and AUM declined 1%.

Total Revenue

Q2 2020 vs Q2 2019

Revenues were $1,127 million, up $9 million or 1%, due primarily to higher brokerage fees partially offset by lower mutual fund fee income. The impact of divested operations reduced revenue growth by 4%.

Q2 2020 vs Q1 2020

Revenues declined $30 million or 3%, due primarily to lower fee-based revenue due to market volatility. The prior quarter benefit from the Alignment of reporting period impacted revenue growth by 1%.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Revenues of $2,284 million were up $68 million or 3%, primarily due to higher mutual fund and brokerage revenues. The impact of divested operations and the Alignment of reporting period reduced revenue growth by 3%.

Provision for credit losses

Q2 2020 vs Q2 2019

The provision for credit losses was $2 million, an increase of $3 million from last year. The provision for credit losses ratio was six basis points.

Q2 2020 vs Q1 2020

The provision for credit losses was $2 million, an increase of $1 million. The provision for credit losses ratio was six basis points.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The provision for credit losses increased $2 million. The provision for credit losses ratio was five basis points. The adjusted provision for credit losses ratio was four basis points.

Non-interest expenses

Q2 2020 vs Q2 2019

Non-interest expenses of $715 million in line with last year as the benefit from prior period divestitures was offset by higher technology costs to support business development. Adjusted expenses were down 1%. The impact of divested operations on expense growth was 3%.

Q2 2020 vs Q1 2020

Non-interest expenses were down $22 million or 3%, mainly due to lower volume related expenses and the impact of the shorter quarter. Adjusted expenses were down 3%.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest expenses of $1,452 million were up $12 million or 1%, as higher volume related expenses were offset by the benefit from prior period divestitures. Adjusted expense growth was 1%. The impact of divested operations on expense growth was 2%.

Taxes

The effective tax rate of 25.9% was in line with the prior year and lower than 26.2% in the prior quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The effective tax rate of 26.0% was slightly higher than 25.9% in the prior year.

26    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Reported Results
Net interest income	$385	$325	$350	$710	$722
Non-interest income	1,075	842	801	1,917	1,504
Total revenue	1,460	1,167	1,151	2,627	2,226
Provision for credit losses	155	24	(6)	179	(22)
Non-interest expenses	616	654	594	1,270	1,239
Income tax expense	166	117	143	283	254
Net income	$523	$372	$420	$895	$755
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$523	$372	$420	$895	$755
Other financial data and measures
Return on equity	15.4%	11.5%	15.2%	13.5%	13.3%
Provision for credit losses – performing (Stage 1 and 2)	$130	$(12)	$(2)	$118	$(17)
Provision for credit losses – impaired (Stage 3)	$25	$36	$(4)	$61	$(5)
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.54%	0.09%	(0.02)%	0.33%	(0.05)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.09%	0.14%	(0.02)%	0.11%	(0.01)%
Net write-offs as a percentage of average net loans and acceptances	0.04%	0.11%	0.09%	0.07%	0.04%
Average assets ($ billions)	$433	$411	$361	$422	$363
Average liabilities ($ billions)	$378	$337	$295	$357	$296
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Adjusted Results(1)
Net interest income	$385	$325	$350	$710	$722
Non-interest income	1,075	944	801	2,019	1,504
Total revenue	1,460	1,269	1,151	2,729	2,226
Provision for credit losses	155	18	(6)	173	(22)
Non-interest expenses	616	654	594	1,270	1,239
Income tax expense	166	146	143	312	254
Net income	$523	$451	$420	$974	$755
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$523	$451	$420	$974	$755
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Net income

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $523 million, an increase of $103 million or 25%. Higher net-interest income, non-interest income and the favourable impact of foreign currency translation was partly offset by higher provision for credit losses and higher non-interest expenses.

Q2 2020 vs Q1 2020

Net income attributable to equity holders increased by $151 million or 41%. Adjusted net income attributable to equity holders increased by $72 million or 16%. This was due mainly to higher net-interest income and non-interest income, and lower non-interest expenses, partly offset by higher provision for credit losses.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $895 million, an increase of $140 million or 19%. Adjusted net income attributable to equity holders was $974 million, an increase of $219 million or 29%. This was due to higher non-interest income, partly offset by higher provision for credit losses and higher non-interest expenses.

Average assets

Q2 2020 vs Q2 2019

Average assets were $433 billion, an increase of $72 billion or 20%. This increase was due primarily to growth in loans of 20%, primarily from corporate drawdowns due to COVID-19, as well as growth in trading securities, securities purchased under resale agreements, derivative-related assets, and the impact of foreign currency translation.

Scotiabank Second Quarter Report 2020    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2020 vs Q1 2020

Average assets increased $22 billion or 5% due mainly to growth in loans of 15%, primarily from corporate drawdowns due to COVID-19, as well as growth in derivative-related assets, and the impact of foreign currency translation.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Average assets were $422 billion, an increase of $59 billion or 16% due to growth in trading securities, securities purchased under resale agreements and loan growth of 13%, primarily from corporate drawdowns due to COVID-19.

Average liabilities

Q2 2020 vs Q2 2019

Average liabilities of $378 billion were higher by $83 billion or 28%, due to growth in deposits of 33%, part of which is related to deposits from loan drawdowns, as well as growth in securities sold under repurchase agreements, derivative-related liabilities and the impact of foreign currency translation.

Q2 2020 vs Q1 2020

Average liabilities increased $41 billion or 12% due primarily to growth in deposits of 11%, part of which is related to deposits from loan drawdowns, as well as higher derivative-related liabilities, and the impact of foreign currency translation.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Average liabilities were $357 billion, an increase of $61 billion or 21%. This was due to growth in deposits of 27%, part of which is related to deposits from loan drawdowns, and higher securities sold under repurchase agreements.

Total revenue

Q2 2020 vs Q2 2019

Revenues were $1,460 million, an increase of $309 million or 27% due primarily to higher non-interest income driven by fixed income trading revenues and higher net interest income.

Q2 2020 vs Q1 2020

Revenues increased by $293 million or 25%. Adjusted revenues increased by $191 million or 15% due mainly to higher non-interest income driven by fixed income trading revenues and higher net interest income.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Revenues were $2,627 million, an increase of $401 million or 18%. Adjusted revenues were $2,729 million, an increase of $503 million or 23%. This was due mainly to higher non-interest income driven by increases in fixed income trading revenues.

Net interest income

Q2 2020 vs Q2 2019

Net interest income was $385 million, an increase of $35 million or 10%. The increase was due mainly to strong growth in deposits and loan volumes and increased deposit margins, partly offset by lower loan origination fees and lower lending margins.

Q2 2020 vs Q1 2020

Net interest income increased by $60 million or 18%. The increase was due mainly to growth in deposits and loan volumes across all regions and increased deposit margins.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net interest income was $710 million, a reduction of $12 million or 2%. The decrease was due mainly to lower loan origination fees, partly offset by increased deposit margins, and growth in deposits and loan volumes.

Non-interest income

Q2 2020 vs Q2 2019

Non-interest income was $1,075 million, an increase of $274 million or 34% from the prior year. This was due mainly to strong growth in fixed income trading revenues and higher underwriting fees, partly offset by lower equities trading revenues.

Q2 2020 vs Q1 2020

Non-interest income was up $233 million or 28%. Adjusted non-interest income increased by $131 million or 14% due mainly to an increase in fixed income trading revenues, partly offset by lower equities trading revenues.

28    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest income was $1,917 million, an increase of $413 million or 27%. Adjusted non-interest income increased by $515 million or 34%. This growth was due mainly to higher fixed income trading revenues and increase in underwriting fees, partly offset by lower equities trading revenues.

Provision for credit losses

Q2 2020 vs Q2 2019

The provision for credit losses was $155 million, compared to a net reversal of $6 million due primarily to additional loan loss provisions in the Energy sector. The provision for credit losses ratio increased 56 basis points to 54 basis points.

Provision on impaired loans was up $29 million due primarily to new formations in the Energy sector. The provision for credit losses ratio on impaired loans increased 11 basis points.

Provision on performing loans was $130 million, compared to a net reversal of $2 million, an increase of $132 million due primarily to the additional Energy sector provisions, driven by lower oil prices.

Q2 2020 vs Q1 2020

The provision for credit losses was $155 million, compared to $24 million. Adjusted provision for credit losses increased by $137 million. The provision for credit losses ratio increased 45 basis points and 47 basis points on an adjusted basis to 54 basis points.

Provision on impaired loans was down by $11 million as prior quarter had higher new formations. The provision for credit losses ratio on impaired loans was nine basis points, a decrease of five basis points.

Provision on performing loans was $130 million, an increase of $142 million. Adjusted provision on performing loans increased $148 million due primarily to the unfavourable macroeconomic outlook and unfavourable market conditions in the Energy sector globally.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The provision for credit losses increased $201 million while adjusted provision for credit losses increased $195 million. The provision for credit losses ratio was 33 basis points, an increase of 38 basis points. On an adjusted basis, the provision for credit losses ratio was 32 basis points, an increase of 37 basis points.

Provision on impaired loans was $61 million, up $66 million due primarily to new provisions in the Energy sector. The provision for credit losses ratio on impaired loans was 11 basis points, an increase of 12 basis points.

Provision on performing loans was $118 million, up $135 million. Adjusted provision on performing loans increased $129 million due primarily to the unfavourable macroeconomic outlook and unfavourable market conditions in the Energy sector globally.

Non-interest expenses

Q2 2020 vs Q2 2019

Non-interest expenses of $616 million, increased $22 million or 4%. The increase was primarily driven by higher personnel costs and the negative impact of foreign currency translation.

Q2 2020 vs Q1 2020

Non-interest expenses decreased $38 million or 6% due mainly to lower share-based compensation for employees that are eligible to retire, which is seasonally higher in the first quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Non-interest expense increased $31 million or 3% driven by higher personnel costs, and the negative impact of foreign currency translation.

Taxes

Q2 2020 vs Q2 2019

The effective tax rate for the quarter was 24.1%, compared to 25.5%. The changes were due mainly to the change in earnings mix across jurisdictions.

Q2 2020 vs Q1 2020

The effective tax rate for the quarter was 24.1%, slightly below the adjusted effective tax rate of 24.4% in the prior quarter. The change was due mainly to changes in the earnings mix across jurisdictions.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The effective tax rate was 24.0% compared to 25.2%. The adjusted effective tax rate was 24.2%. The change was due mainly to changes in the earnings mix across jurisdictions.

Scotiabank Second Quarter Report 2020    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)(2)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Reported Results
Net interest income(3)	$29	$(82)	$(267)	$(53)	$(481)
Non-interest income(3)(4)	107	207	109	314	33
Total revenue	136	125	(158)	261	(448)
Provision for credit losses	–	–	(1)	–	–
Non-interest expenses	347	130	(43)	477	(62)
Income tax expense/(benefit)(3)	(46)	(216)	(135)	(262)	(353)
Net income (loss)	$(165)	$211	$21	$46	$(33)
Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$(28)	$1	$(27)	$1
Net income (loss) attributable to equity holders	$(166)	$239	$20	$73	$(34)
Other measures
Average assets ($ billions)	$158	$124	$117	$138	$115
Average liabilities ($ billions)	$274	$262	$238	$267	$238
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(3)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended April 30, 2020 – $75 (January 31, 2020 – $68; April 30, 2019 – $41) and for six months ended April 30, 2020 – $143 (April 30, 2019 – $75) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended April 30, 2020 – $(21) (January 31, 2020 – $(25); April 30, 2019 – $(58)) and for the six months ended April 30, 2020 – $(46) (April 30, 2019 – $(103)).

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Adjusted Results(1)
Net interest income	$29	$(82)	$(267)	$(53)	$(481)
Non-interest income	107	(47)	(64)	60	(140)
Total revenue	136	(129)	(331)	7	(621)
Provision for credit losses	–	–	(1)	–	–
Non-interest expenses	347	80	(43)	427	(62)
Income tax expense/(benefit)	(46)	(174)	(167)	(220)	(385)
Net income	$(165)	$(35)	$(120)	$(200)	$(174)
Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$–	$2	$1	$2
Net income (loss) attributable to equity holders	$(166)	$(35)	$(122)	$(201)	$(176)
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

The Other segment includes Group Treasury, smaller operating segments, Net gain/loss on divestitures and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q2 2020 vs Q2 2019

Net loss attributable to equity holders was $166 million, compared to a net gain of $20 million in the same period last year. Adjusted net loss attributable to equity holders declined by $44 million. This was driven mainly by the metals business charges of $212 million and incremental costs from COVID-19. This was partly offset by higher net interest income from asset/liability management activities, as well as gains on sale of investment securities.

Q2 2020 vs Q1 2020

Net loss attributable to equity holders was $166 million, a decrease of $405 million. Adjusted net loss attributable to equity holders decreased by $131 million, driven mainly by metals business charges of $212 million and incremental costs from COVID-19. Net interest income benefitted from higher contributions from asset/liability management activities, while non-interest income was higher due to gains on sale of investment securities.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $73 million, compared to a net loss of $34 million. Adjusted net loss attributable to equity holders was $201 million, a decrease of $25 million, driven mainly by metals business charges of $232 million and incremental costs from COVID-19. The segment results benefitted from higher net interest income from asset/liability management activities, as well as gains on sale of investment securities.

30    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended			For the six months ended
(Unaudited)	April 30 2020(1)	January 31 2020(1)	April 30 2019(1)	April 30 2020(1)	April 30 2019(1)
Geographic segment income (loss) ($ millions)
Canada	$805	$1,377	$1,022	$2,182	$2,080
United States	129	194	225	323	401
Mexico	42	170	140	212	322
Peru	92	194	140	286	351
Chile	75	87	126	162	243
Colombia	(17)	11	31	(6)	66
Caribbean and Central America	43	104	298	147	492
Other international	140	150	207	290	370
Net income (loss) attributable to equity holders of the Bank	$1,309	$2,287	$2,189	$3,596	$4,325
Geographic segment adjusted income (loss) ($ millions)
Canada	$820	$1,249	$1,036	$2,069	$2,120
United States	129	194	225	323	401
Mexico	42	177	140	219	322
Peru	94	197	184	291	396
Chile	83	117	140	200	274
Colombia	(11)	21	32	10	71
Caribbean and Central America	51	146	186	197	379
Other international	141	156	205	297	360
Adjusted net income (loss) attributable to equity holders of the Bank	$1,349	$2,257	$2,148	$3,606	$4,323
Average assets ($ billions)
Canada	$693	$650	$595	$670	$592
United States	180	164	147	172	147
Mexico	41	40	37	41	36
Peru	31	29	27	30	26
Chile	51	49	52	50	51
Colombia	13	13	14	13	14
Caribbean and Central America	35	39	42	37	42
Other international	137	134	125	134	128
Total	$1,181	$1,118	$1,039	$1,147	$1,036
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	April 30 2020(1)(2)	January 31 2020(1)(2)	October 31 2019(2)	July 31 2019(2)	April 30 2019(2)	January 31 2019(2)	October 31 2018	July 31 2018
Reported results
Net interest income	$4,417	$4,392	$4,336	$4,374	$4,193	$4,274	$4,220	$4,085
Non-interest income	3,539	3,749	3,632	3,285	3,610	3,330	3,228	3,096
Total revenue	$7,956	$8,141	$7,968	$7,659	$7,803	$7,604	$7,448	$7,181
Provision for credit losses	1,846	926	753	713	873	688	590	943
Non-interest expenses	4,363	4,418	4,311	4,209	4,046	4,171	4,064	3,770
Income tax expense	423	471	596	753	625	498	523	529
Net income	$1,324	$2,326	$2,308	$1,984	$2,259	$2,247	$2,271	$1,939
Basic earnings per share ($)	1.03	1.86	1.76	1.51	1.74	1.72	1.72	1.60
Diluted earnings per share ($)	1.00	1.84	1.73	1.50	1.73	1.71	1.71	1.55
Core banking margin (%)(3)	2.35	2.45	2.40	2.45	2.45	2.45	2.47	2.46
Effective tax rate (%)	24.2	16.8	20.5	27.5	21.7	18.1	18.7	21.5
Adjusted results(3):
Adjusted net income	$1,371	$2,344	$2,400	$2,455	$2,263	$2,291	$2,345	$2,259
Adjusted diluted earnings per share	$1.04	$1.83	$1.82	$1.88	$1.70	$1.75	$1.77	$1.76
(1)

The amounts for the period ended April 30, 2020 and January 31, 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)	The amounts for 2020 and 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated.
(3)	Refer to page 4 for a discussion of Non-GAAP Measures.

Trending analysis

Net income

The current quarter’s earnings reflect the global economic impact created by the COVID-19 pandemic. Net income declined reflecting higher loan loss provisions and lower revenues. The Bank reported strong net income in the prior periods, with solid growth in revenue, prudent expense management, and stable loan loss provisions, partly offset by the impact of divestitures.

Scotiabank Second Quarter Report 2020    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Net interest Income has generally increased through the period, driven by steady growth in retail loans in Canadian and International Banking, commercial loan growth across all three business lines, strong deposit growth, and the impact of acquisitions. Net interest margin has remained steady at 245 basis points while the current period was impacted by market volatility and changes in business mix.

Non-interest income

Non-interest income declined in the current quarter, largely driven by lower fee and commission revenue, partly offset by higher trading revenues. Excluding the current quarter, Non-Interest income has generally increased through the period driven by acquisitions, higher investment securities gains and the impact from Alignment of reporting period of a number of units with the Bank.

Provision for credit losses

The provision for credit losses increased significantly this quarter largely due to the COVID-19 impact on the macro economic outlook. Excluding the current quarter, the provision for credit losses has generally increased over the period due primarily to higher provisions on impaired financial instruments in the International Banking and Canadian Banking retail portfolios driven by portfolio growth, the impact of acquisitions in International Banking, and lower recoveries.

Non-interest expenses

Non-interest expenses have generally trended upwards over the period, mostly from the ongoing impact of acquisitions, to support business growth, and the Bank’s investments in technology, regulatory and strategic initiatives.

Income taxes

The effective tax rate was 24.2% this quarter and averaged 21.0% over the period, with a range of 16.8% to 27.5%. Effective tax rates were impacted by divestitures, different levels of income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.

Financial Position

The Bank’s total assets as at April 30, 2020 were $1,247 billion, up $161 billion or 15% from October 31, 2019. This increase was primarily in cash and deposits with financial institutions, loans, investment securities, derivative instrument assets and customers’ liability under acceptances, partially offset by a decrease in trading securities.

Cash and deposits with financial institutions increased $57 billion due primarily to higher balances on deposit with central banks driven by the significant increase in liquidity. Derivative instrument assets increased by $26 billion due mainly to foreign exchange rates and volatility in commodity markets, while trading securities decreased by $7 billion due mainly to lower equity markets, and reduced client demand.

Investment securities increased $37 billion from October 31, 2019 due primarily to higher holdings of Canadian federal and provincial debt in the liquidity portfolio. As at April 30, 2020, the net unrealized gain on debt securities measured at fair value through other comprehensive income was $71 million, after the impact of qualifying hedges.

Loans increased $33 billion from October 31, 2019 primarily due to higher business and government loans of $34 billion in support of COVID-19 customer financing needs. Growth in residential mortgages of $4 billion was more than offset by a decrease in personal loans and credit cards of $5 billion due to lower customer activity.

Property plant and equipment increased $3 billion due to the adoption of IFRS 16 with an offsetting increase in other liabilities. Investments in associates decreased $3 billion due mainly to the disposal of Thanachart Bank in the last quarter. Other assets increased $3 billion due mainly to higher derivative related amounts.

Total liabilities were $1,177 billion as at April 30, 2020, up $161 billion or 16% from October 31, 2019.

Total deposits increased $64 billion. Personal deposits grew by $10 billion due primarily to growth in Canada. Business and government deposits grew by $53 billion due mainly to increased funding to support COVID-19 lending programs. Deposits from financial institutions increased $2 billion.

Obligations related to securities sold under repurchase agreements and securities lent increased by $42 billion due mainly to higher participation in the Bank of Canada’s term repo facility. Derivative instrument liabilities increased $25 billion which was in line with the increase in derivative instrument assets. Other liabilities increased $15 billion due mainly to IFRS 16 lease liabilities, higher derivative related amounts and an increase in gold deposits.

Total shareholders’ equity increased $143 million from October 31, 2019. Current year earnings of $1,377 million, net of dividends, was partially offset by the changes in accumulated other comprehensive income, driven by decreases in cumulative foreign currency translation amount and the revaluation of the Bank’s employee benefit plans. Total shareholders’ equity was further impacted by share buybacks of $414 million, redemption of preferred shares of $265 million and a decrease in non-controlling interests of $170 million due to divestitures and distributions.

Risk Management

The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2019 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2019 Annual Report.

Significant developments that took place during this quarter are as follows:

Top and emerging risks

The Bank is exposed to a variety of top and emerging risks as disclosed in the Bank’s 2019 Annual Report on Page 78. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we proactively identify, assess, review, monitor and manage a broad range of top and emerging risks and undertake appropriate risk mitigation strategies. The Bank has added Pandemic risk this quarter.

32    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Governments and regulatory bodies in affected areas have imposed a number of measures designed to contain the outbreak, including temporary business closures, travel restrictions, quarantines, and stay at home directives. The COVID-19 pandemic will likely continue to negatively impact global economic conditions. The Bank is closely monitoring the potential effects and impact of the pandemic, which is an evolving situation. As a result of the spread of COVID-19 and government actions taken, many of the risks the Bank manages, both financial and non-financial, have increased.

Financial

The COVID-19 pandemic has had disruptive effects in countries in which the Bank operates and the global economy more widely, as well as causing increased volatility and disruption in financial markets, interruption to supply chains and increased unemployment levels. The disruptive effects of the pandemic have contributed to economic slowdowns both domestically and globally, leading to lower GDP growth, and concerns about a Canadian recession and the sustainability of Canadian household indebtedness. Governments and central banks around the world, including Canada, have implemented stimulus and liquidity programs and cut interest rates. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to borrowers, including individuals, companies in various industries and governments. The COVID-19 pandemic’s impact on such borrowers could impact their ability to repay their loans.

Non-Financial

Although the Bank has initiated work from home arrangements and restricted business travel of the Bank’s workforce, if significant portions of the Bank’s workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the impact of the pandemic on the Bank’s businesses and operations could be exacerbated.

As a result of work from home arrangements and the increased use of online customer solutions, the Bank, its customers, and third parties providing services to the Bank, may be subject to a heightened risk of attacks, breaches and other compromises or operational risks. The Bank is proactively monitoring for increased phishing, fraud, privacy, and cyber attacks, with enhanced awareness of information security threats. Higher risk may also exist from third party service providers from regions impacted, or at different stages of COVID-19 induced lockdown measures. The Bank is also proactively monitoring for these third party and other operational risks.

Future Developing Risk Impacts

Outbreaks of communicable diseases or pandemics (such as COVID-19), as with other large scale fast moving global events, may in the future, have a negative impact on the Bank’s business, prospects, financial performance and financial condition. There continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the severity of the disease, the duration of the pandemic, actions that may be taken by governmental authorities and private businesses to attempt to contain the COVID-19 pandemic or to mitigate its impact and the potential for the COVID-19 pandemic to have longer term and lasting impacts on the Bank’s customers, business and operations. The Bank continues to monitor the situation and assess further possible implications, which could be material and adverse, to the Bank’s business, prospects, financial performance and financial condition.

Credit risk

Allowance for credit losses

The unprecedented government response to COVID-19 coupled with changing economic forecasts, including uncertainty of the timing of economic recovery combined with the continued shut-down of economies around the world with limited certainty on timing of re-opening, required additional considerations to determine the allowance for credit losses under IFRS 9 this quarter.

IFRS 9 requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increase in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. The IASB and global regulators issued guidance for entities, consistent with IFRS 9, to consider the exceptional circumstances, significant government support, the high degree of uncertainty and established long-term economic trends evidenced by past experience in determining reasonable and supportable forward-looking information.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables (described below) as inputs. The Bank has applied expert credit judgement to consider the exceptional circumstances this period, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages.

Consistent with requirements of IFRS 9, the Bank considered both quantitative and qualitative information in the assessment of significant increase in risk. Utilization of a payment deferral program was determined not to be an immediate trigger, in keeping with IASB and regulatory guidance, for an account to migrate to a progressive stage, given the purpose of these programs is to provide temporary cashflow relief to the Bank’s customers. An assessment of the longer-term probability of the customers’ ability to pay was a key input in determining migration.

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (1 optimistic, 2 pessimistic) as key inputs into the IFRS 9 models. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (U shape) to longer-term (L shape) periods. Probability weights were assigned to scenarios with a significantly higher weighting assigned collectively to the two pessimistic scenarios compared to prior periods.

Scotiabank Second Quarter Report 2020    33

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below shows a comparison of projections for the next 12 months, as at April 30, 2020 and October 31, 2019, of select macroeconomic variables that impact the expected credit loss calculations (see page 66 for all key variables):

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Severe Pessimistic
Next 12 months	As at April 30 2020	As at October 31 2019	As at April 30 2020	As at October 31 2019	As at April 30 2020	As at October 31 2019	As at April 30 2020	As at October 31 2019
Canada
Real GDP growth, y/y % change	-9.5	1.9	-7.9	2.4	-14.1	1.3	-19.1	n/a
Unemployment rate, average %	11.7	5.8	11.2	5.6	14.3	6.1	16.6	n/a
US
Real GDP growth, y/y % change	-6.3	1.8	-4.6	2.3	-9.9	1.4	-14.9	n/a
Unemployment rate, average %	11.1	3.9	10.7	3.7	13.1	4.0	15.1	n/a
Global
WTI oil price, average USD/bbl	27	54	28	56	23	53	20	n/a

Methodology change – Additional Scenario

The Bank revised its allowance for credit losses (ACL) methodology in Q1, 2020, by adding an additional, more severe pessimistic forward-looking scenario. In periods prior to Q1, 2020, the Bank determined its ACL using three probability-weighted forward-looking scenarios. The base case represents the most likely outcome and the other scenarios represent more optimistic and pessimistic outcomes, to which probabilities are assigned. The addition of this scenario resulted in an increase in ACL of $155 million in Q1, 2020.

The total allowance for credit losses as at April 30, 2020 was $6,079 million. The allowance for credit losses for loans was $6,005 million, up $984 million from the prior quarter and $928 million from October 31, 2019. The increase was due primarily to higher retail and commercial loan provisions which were driven by an unfavourable macroeconomic outlook related mainly to higher unemployment, lower GDP and unfavourable market conditions in the Oil & Gas sector globally. This was partly offset by the impact of foreign currency translation. The increase from Q4, 2019 was also due to impact of the alternate scenario partially offset by divestitures.

The allowance on impaired loans increased to $1,643 million from $1,533 million last quarter and $1,595 million as at October 31, 2019 due primarily to higher provisions in International Retail and higher provisions in Canadian and International commercial banking portfolios. The allowance against performing loans was higher at $4,362 million compared to $3,488 million as at January 31, 2020 and $3,482 million as at October 31, 2019 due primarily to higher retail and commercial provisions for loans driven by unfavourable macroeconomic outlook, mainly for unemployment and GDP, and unfavourable market conditions in the Oil & Gas sector globally.

Impaired loans

Gross impaired loans increased to $5,120 million as at April 30, 2020, from $4,770 million last quarter, due primarily to new formations in commercial and corporate portfolios. The gross impaired loan ratio was 78 basis points as at April 30, 2020, an increase of one basis point from last quarter.

Net impaired loans in Canadian Banking were $814 million as at April 30, 2020, an increase of $74 million from January 31, 2020 due primarily to new formations in Commercial banking. International Banking’s net impaired loans were $2,406 million as at April 30, 2020, an increase of $107 million from January 31, 2020, mainly due to new formations in Commercial Banking partially offset by higher retail allowance. In Global Banking and Markets, net impaired loans were $230 million as at April 30, 2020, an increase of $56 million from January 31, 2020 due mainly to new formation in one account in the Energy sector. In Global Wealth Management, net impaired loans were $23 million as at April 30, 2020, an increase of $3 million from January 31, 2020. Net impaired loans as a percentage of loans and acceptances were 0.53% as at April 30, 2020, an increase of one basis point from 0.52% from last quarter.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Energy

The Bank’s outstanding loan exposure to commercial and corporate companies in the Energy sector was $21.6 billion as at April 30, 2020 (January 31, 2020 – $16.8 billion; October 31, 2019 – $16.6 billion), reflecting approximately 3.3% (January 31, 2020 – 2.7%; October 31, 2019 – 2.7%) of the Bank’s total loan portfolio. In addition, the Bank has related undrawn Energy loan commitments of $13.4 billion as at April 30, 2020 (January 31, 2020 – $13.3 billion; October 31, 2019 – $13.2 billion). The Bank has recorded credit losses on impaired loans of $22 million or 0.41% of outstanding loan exposure relating to the Energy sector during the quarter ended April 30, 2020. Approximately 54% of the Bank’s outstanding Energy loan exposure is investment grade. Management’s focus pertains to non-investment grade accounts in the upstream and oil fields services subsectors. The Bank continues to consider the impact of lower Energy prices in its ongoing stress testing program.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2020, these loans amounted to $384 billion or 59% of the Bank’s total loans and acceptances outstanding (January 31, 2020 – $383 billion or 62%). Of these, $293 billion or 76% are real estate secured loans (January 31, 2020 – $289 billion or 76%). The tables below provide more details by portfolios.

34    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at April 30, 2020
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$5,613	2.4%	$5,392	2.3%	$11,005	4.7%	$–	–%	$1,119	5.4%	$1,119	5.4%
Quebec	8,090	3.5	8,524	3.6	16,614	7.1	–	–	958	4.6	958	4.6
Ontario	39,894	17.0	82,026	35.1	121,920	52.1	–	–	11,260	54.2	11,260	54.2
Manitoba & Saskatchewan	5,380	2.3	4,106	1.8	9,486	4.1	–	–	735	3.5	735	3.5
Alberta	17,853	7.6	13,138	5.6	30,991	13.2	1	–	2,883	13.9	2,884	13.9
British Columbia & Territories	13,144	5.6	30,894	13.2	44,038	18.8	–	–	3,811	18.4	3,811	18.4
Canada(3)	$89,974	38%	$144,080	62%	$234,054	100%	$1	–%	$20,766	100%	$20,767	100%
International	–	–	38,512	100	38,512	100	–	–	–	–	–	–
Total	$89,974	33%	$182,592	67%	$272,566	100%	$1	–%	$20,766	100%	$20,767	100%
	As at January 31, 2020
Canada(3)	$85,797	37.3%	$144,025	62.7%	$229,822	100%	$1	0.0%	$20,618	100%	$20,619	100%
International	–	–	38,848	100	38,848	100	–	–	–	–	–	–
Total	$85,797	31.9%	$182,873	68.1%	$268,670	100%	$1	0.0%	$20,618	100%	$20,619	100%
	As at October 31, 2019
Canada(3)	$87,905	38.8%	$138,704	61.2%	$226,609	100%	$1	0.0%	$21,034	100%	$21,035	100%
International	–	–	41,560	100	41,560	100	–	–	–	–	–	–
Total	$ 87,905	32.8%	$180,264	67.2%	$268,169	100%	$1	0.0%	$21,034	100%	$21,035	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,567 (January 31, 2020 – $3,467; October 31, 2019 – $3,365) of which $2,579 are insured (January 31, 2020 – $2,543; October 31, 2019 – $2,424).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at April 30, 2020
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.0%	37.1%	27.9%	0.9%	0.1%	100%
International	65.9%	17.8%	14.4%	1.8%	0.1%	100%
	As at January 31, 2020
Canada	34.1%	37.9%	27.1%	0.8%	0.1%	100%
International	65.2%	17.7%	13.6%	3.4%	0.1%	100%
	As at October 31, 2019
Canada	33.7%	38.4%	26.8%	1.0%	0.1%	100%
International	65.9%	17.3%	13.7%	3.0%	0.1%	100%

Scotiabank Second Quarter Report 2020    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 62% uninsured (January 31, 2020 – 63%, October 31, 2019 – 61%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (January 31, 2020 – 54%, October 31, 2019 – 55%).

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended April 30, 2020
	Residential mortgages	Home equity lines of credit(1)
	LTV%	LTV%
Canada:(2)
Atlantic provinces	66.7%	64.0%
Quebec	67.0	72.5
Ontario	63.2	62.8
Manitoba & Saskatchewan	67.1	62.2
Alberta	65.3	74.5
British Columbia & Territories	63.4	63.1
Canada(2)	63.7%	64.1%
International	73.7%	n/a
	For the three months ended January 31, 2020
Canada(2)	64.4%	64.0%
International	71.6%	n/a
	For the three months ended October 31, 2019
Canada(2)	65.1%	63.9%
International	72.7%	n/a
(1)

Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOC’s, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios related to COVID-19 and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (90% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are classified at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $9.8 billion as at April 30, 2020 (January 31, 2020 – $6.5 billion; October 31, 2019 – $6.7 billion), $4.8 billion to banks (January 31, 2020 – $9.9 billion; October 31, 2019 – $6.5 billion) and $20.9 billion to corporates (January 31, 2020 – $19.4 billion; October 31, 2019 – $18.4 billion).

36    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.4 billion as at April 30, 2020 (January 31, 2020 – $0.5 billion; October 31, 2019 – $0.5 billion).

The Bank’s current European exposure is provided below:

	As at
	April 30, 2020							January 31 2020	October 31 2019
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total	Total
Greece	$33	$–	$–	$–	$33	$–	$33	$33	$54
Ireland	1,361	212	(41)	471	2,003	483	2,486	2,527	2,760
Italy	108	–	(1)	13	120	161	281	285	167
Portugal	–	–	–	62	62	–	62	113	17
Spain	1,186	–	78	89	1,353	214	1,567	1,554	1,564
Total GIIPS	$2,688	$212	$36	$635	$3,571	$858	$4,429	$4,512	$4,562
U.K.	$9,550	$5,886	$142	$2,934	$18,512	$6,335	$24,847	$30,159	$23,830
Germany	938	492	915	178	2,523	911	3,434	3,320	3,202
France	1,432	66	1,042	361	2,901	1,531	4,432	3,043	3,193
Netherlands	726	95	728	494	2,043	1,156	3,199	2,919	3,301
Switzerland	863	4	(9)	335	1,193	749	1,942	1,909	1,910
Other	1,809	287	1,894	750	4,740	2,349	7,089	7,002	7,196
Total Non-GIIPS	$15,318	$6,830	$4,712	$5,052	$31,912	$13,031	$44,943	$48,352	$42,632
Total Europe	$18,006	$7,042	$4,748	$5,687	$35,483	$13,889	$49,372	$52,864	$47,194
(1)

Individual allowances for impaired loans are $6. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $2,239 as at April 30, 2020 (January 31, 2020 – $2,268; October 31, 2019 – $4,008).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,905 and collateral held against SFT was $29,110.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	April 30 2020	January 31 2020	April 30 2019
Credit spread plus interest rate	$32.3	$15.4	$9.6
Credit spread	30.4	7.6	6.9
Interest rate	8.0	10.7	6.8
Equities	8.1	3.3	3.3
Foreign exchange	2.0	5.9	3.6
Commodities	5.1	2.9	2.1
Debt specific	7.2	3.0	4.3
Diversification effect	(20.5)	(16.5)	(11.6)
Total VaR	$34.2	$14.0	$11.3
Total Stressed VaR	$42.5	$47.5	$33.7

In the second quarter of 2020, the average one-day Total VaR increased to $34.2 million from $14.0 million in the previous quarter. One-day Total VaR increased significantly primarily due to higher credit spreads level and volatile market movements, partially offset by temporary capital amendments announced by OSFI.

The average one-day Total Stressed VaR decreased during the quarter to $42.5 million from $47.5 million in the previous quarter, due mainly to OSFI changes. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were 10 trading loss days in the second quarter, compared to no trading loss days the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

Scotiabank Second Quarter Report 2020    37

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-trading interest rate sensitivity

The following table shows the pro-forma after tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. Corresponding with the current low interest rate environment, starting in Q2 2020, the net interest income and economic value for a down shock scenario are measured using 25 basis points decline rather than 100 basis points previously, to account for certain rates being floored at zero. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	April 30, 2020							January 31, 2020		April 30, 2019
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total		Net income	Economic value	Net income	Economic value
+100 bps	$(58)	$177	$119	$(341)	$86	$(255)	+100 bps	$(197)	$(1,205)	$(111)	$(1,368)
-25 bps	12	(45)	(33)	38	(40)	(2)	-100 bps	182	865	107	1,079

During the second quarter of 2020, both interest rate sensitivities remained within the Bank’s approved consolidated limits.

The Bank’s Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2020	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$4,939	$4,939	$–	$–	n/a
Trading assets	121,485	120,899	586	–	Interest rate, FX
Derivative financial instruments	64,617	57,504	7,113	–	Interest rate, FX, equity
Investment securities	119,602	–	119,602	–	Interest rate, FX, equity
Loans	625,186	–	625,186	–	Interest rate, FX
Assets not subject to market risk(1)	311,244	–	–	311,244	n/a
Total assets	$1,247,073	$183,342	$752,487	$311,244
Deposits	$797,690	$–	$761,006	$36,684	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	16,111	–	16,111	–	Interest rate, equity
Obligations related to securities sold short	32,165	32,165	–	–	n/a
Derivative financial instruments	65,002	56,952	8,050	–	Interest rate, FX, equity
Trading liabilities(2)	7,516	7,516	–	–	n/a
Pension and other benefit liabilities	3,253	–	3,253	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	255,001	–	–	255,001	n/a
Total liabilities	$1,176,738	$96,633	$788,420	$291,685
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

38    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2019	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,709	$3,709	$–	$–	n/a
Trading assets	127,488	126,846	642	–	Interest rate, FX
Derivative financial instruments	38,119	34,489	3,630	–	Interest rate, FX, equity
Investment securities	82,359	–	82,359	–	Interest rate, FX, equity
Loans	592,483	–	592,483	–	Interest rate, FX
Assets not subject to market risk(1)	242,003	–	–	242,003	n/a
Total assets	$1,086,161	$165,044	$679,114	$242,003
Deposits	$733,390	$–	$699,462	$33,928	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	12,235	–	12,235	–	Interest rate, equity
Obligations related to securities sold short	30,404	30,404	–	–	n/a
Derivative financial instruments	40,222	34,820	5,402	–	Interest rate, FX, equity
Trading liabilities(2)	4,124	4,124	–	–	n/a
Pension and other benefit liabilities	2,956	–	2,956	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	192,638	–	–	192,638	n/a
Total liabilities	$1,015,969	$69,348	$720,055	$226,566
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances. In response to the COVID-19 pandemic, the Bank instituted enhanced liquidity monitoring and reporting processes.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 36 of the Audited Consolidated Financial Statements in the Bank’s 2019 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2020, unencumbered liquid assets were $275 billion (October 31, 2019 – $211 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 63% of liquid assets (October 31, 2019 – 80%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 37% (October 31, 2019 – 20%). The increase in total liquid assets was mainly attributable to an increase in cash and deposits with central banks, Canadian government obligations, NHA mortgage-backed securities and precious metals, which was partially offset by a decrease in foreign government obligations and other securities.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2020. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Second Quarter Report 2020    39

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at April 30, 2020
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$93,501	$–	$93,501	$–	$7,539	$85,962	$–
Deposits with financial institutions	10,403	–	10,403	–	103	10,300	–
Precious metals	4,939	–	4,939	–	8	4,931	–
Securities:
Canadian government obligations	80,322	17,110	97,432	39,660	–	57,772	–
Foreign government obligations	74,521	85,936	160,457	104,187	–	56,270	–
Other securities	64,931	79,955	144,886	117,755	–	27,131	–
Loans:
NHA mortgage-backed securities(2)	37,525	–	37,525	5,615	–	31,910	–
Call and short loans	530	–	530	–	–	530	–
Total	$366,672	$183,001	$549,673	$267,217	$7,650	$274,806	$–

	As at October 31, 2019
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other securities	78,422	78,415	156,837	106,179	–	50,658	–
Loans:
NHA mortgage-backed securities(2)	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Total	$275,556	$176,941	$452,497	$232,196	$9,733	$210,568	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	April 30 2020	October 31 2019
The Bank of Nova Scotia (Parent)	$221,788	$153,584
Bank domestic subsidiaries	12,422	17,667
Bank foreign subsidiaries	40,596	39,317
Total	$274,806	$210,568

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (85%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

40    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at April 30, 2020
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$93,501	$–	$93,501	$–	$7,539	$85,962	$–
Deposits with financial institutions	10,403	–	10,403	–	103	10,300	–
Precious metals	4,939	–	4,939	–	8	4,931	–
Liquid securities:
Canadian government obligations	80,322	17,110	97,432	39,660	–	57,772	–
Foreign government obligations	74,521	85,936	160,457	104,187	–	56,270	–
Other liquid securities	64,931	79,955	144,886	117,755	–	27,131	–
Other securities	5,078	5,034	10,112	3,671	–	–	6,441
Loans classified as liquid assets:
NHA mortgage-backed securities	37,525	–	37,525	5,615	–	31,910	–
Call and short loans	530	–	530	–	–	530	–
Other loans	602,490	–	602,490	9,502	85,315	42,214	465,459
Other financial assets(4)	221,759	(112,447)	109,312	8,133	–	–	101,179
Non-financial assets	51,074	–	51,074	–	–	–	51,074
Total	$1,247,073	$75,588	$1,322,661	$288,523	$92,965	$317,020	$624,153

	As at October 31, 2019
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Liquid securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other liquid securities	78,422	78,415	156,837	106,179	–	50,658	–
Other securities	3,992	5,633	9,625	4,329	–	–	5,296
Loans classified as liquid assets:
NHA mortgage-backed securities	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Other loans	572,216	–	572,216	9,102	54,814	13,293	495,007
Other financial assets(4)	189,802	(119,889)	69,913	5,433	–	–	64,480
Non-financial assets	44,595	–	44,595	–	–	–	44,595
Total	$1,086,161	$62,685	$1,148,846	$251,060	$64,547	$223,861	$609,378
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of April 30, 2020, total encumbered assets of the Bank were $381 billion (October 31, 2019 – $316 billion). Of the remaining $941 billion (October 31, 2019 – $833 billion) of unencumbered assets, $317 billion (October 31, 2019 – $224 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2020, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $19 million or $145 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank Second Quarter Report 2020    41

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended April 30, 2020, based on the average daily positions in the quarter.

For the quarter ended April 30, 2020 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$187,736

Cash outflows
Retail deposits and deposits from small business customers, of which:	$187,834	$15,586
Stable deposits	79,460	2,580
Less stable deposits	108,374	13,006
Unsecured wholesale funding, of which:	223,740	105,508
Operational deposits (all counterparties) and deposits in networks of cooperative banks	77,228	18,510
Non-operational deposits (all counterparties)	123,027	63,513
Unsecured debt	23,485	23,485
Secured wholesale funding	*	50,148
Additional requirements, of which:	224,933	51,753
Outflows related to derivative exposures and other collateral requirements	41,045	25,316
Outflows related to loss of funding on debt products	5,489	5,489
Credit and liquidity facilities	178,399	20,948
Other contractual funding obligations	1,190	1,082
Other contingent funding obligations(4)	538,231	9,225
Total cash outflows	*	$233,302

Cash inflows
Secured lending (e.g. reverse repos)	$155,038	$38,076
Inflows from fully performing exposures	27,634	18,172
Other cash inflows	34,347	34,347
Total cash inflows	$217,019	$90,595
		Total adjusted value(5)

Total HQLA	*	$187,736
Total net cash outflows	*	$142,707
Liquidity coverage ratio (%)	*	132%
For the quarter ended January 31, 2020 ($ millions)		Total adjusted value(5)
Total HQLA	*	$167,928
Total net cash outflows	*	$132,331
Liquidity coverage ratio (%)	*	127%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 62 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)

Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The Bank’s average LCR for the quarter ended April 30, 2020 included the impacts of central bank actions to support the Canadian economy and financial systems. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $313 billion as at April 30, 2020 (October 31, 2019 – $303 billion). The increase since October 31, 2019 was primarily driven by higher personal deposits. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 365 days) of $193 billion (October 31, 2019 – $164 billion). Longer-term wholesale debt issuances include medium-term notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

42    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that is unsecured or partially secured, has an initial or amended term to maturity greater than 400 days and has been assigned a CUSIP or ISIN or similar identification number, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at April 30, 2020, wholesale funding and other securities subject to conversion under the bail-in regime amounted to $26 billion (October 31, 2019 – $11 billion).

During the quarter, the Bank accessed central bank programs launched or amended in response to COVID-19 to supplement its funding. Further details of these programs are outlined as part of the Bank’s Impact of COVID-19 disclosures on page 11 of this report.

Scotiabank Second Quarter Report 2020    43

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at April 30, 2020
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,372	$606	$344	$104	$80	$3,506	$–	$–	$–	$3,506
Bearer notes, commercial paper and certificate of deposits	11,598	28,897	29,690	13,069	6,520	89,774	1,461	497	73	91,805
Asset-backed commercial paper(3)	1,989	3,721	–	–	–	5,710	–	–	–	5,710
Senior notes(4)(5)	834	5,072	3,854	5,964	5,025	20,749	13,295	17,329	10,847	62,220
Bail-inable notes(5)	–	28	–	1,373	–	1,401	–	17,428	6,411	25,240
Asset-backed securities	–	–	835	1,892	100	2,827	974	974	287	5,062
Covered bonds	–	1,906	–	–	3,480	5,386	7,774	15,178	4,030	32,368
Mortgage securitization(6)	212	663	353	1,558	243	3,029	4,626	13,403	4,474	25,532
Subordinated debt(7)	–	–	–	70	–	70	81	112	9,078	9,341
Total wholesale funding sources	$17,005	$40,893	$35,076	$24,030	$15,448	$132,452	$28,211	$64,921	$35,200	$260,784

Of Which:

Unsecured funding	$14,804	$34,602	$33,888	$20,580	$11,626	$115,500	$14,837	$35,366	$26,409	$192,112
Secured funding	2,201	6,291	1,188	3,450	3,822	16,952	13,374	29,555	8,791	68,672
	As at October 31, 2019
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,284	$596	$566	$198	$268	$4,912	$–	$–	$–	$4,912
Bearer notes, commercial paper and certificate of deposits	6,590	18,923	27,866	24,778	13,497	91,654	2,139	717	62	94,572
Asset-backed commercial paper(3)	1,096	3,069	1,324	–	–	5,489	–	–	–	5,489
Senior notes(4)(5)	1,372	3,842	2,533	5,080	3,520	16,347	14,114	25,609	11,636	67,706
Bail-inable notes(5)	–	–	–	26	–	26	1,314	6,568	2,920	10,828
Asset-backed securities	2	12	1,290	–	791	2,095	2,466	1,176	210	5,947
Covered bonds	–	545	1,844	1,882	–	4,271	8,979	10,171	2,379	25,800
Mortgage securitization(6)	–	601	771	663	353	2,388	4,376	12,675	4,486	23,925
Subordinated debt(7)	–	–	–	–	–	–	78	156	9,121	9,355
Total wholesale funding sources	$12,344	$27,588	$36,194	$32,627	$18,429	$127,182	$33,466	$57,072	$30,814	$248,534

Of Which:

Unsecured funding	$11,246	$23,361	$30,965	$30,082	$17,285	$112,939	$17,645	$33,050	$23,739	$187,373
Secured funding	1,098	4,227	5,229	2,545	1,144	14,243	15,821	24,022	7,075	61,161
(1)	Wholesale funding sources exclude repo transactions and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $275 billion as at April 30, 2020 (October 31, 2019 – $211 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

44    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at April 30, 2020, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at April 30, 2020
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$96,737	$724	$442	$267	$219	$519	$979	$830	$8,126		$108,843
Trading assets	6,081	4,730	4,122	2,384	3,758	5,714	18,981	22,938	52,777		121,485
Securities purchased under resale agreements and securities borrowed	89,919	33,702	5,933	667	945	–	–	–	–		131,166
Derivative financial instruments	4,551	8,189	1,643	6,786	3,421	10,188	7,997	21,842	–		64,617
Investment securities – FVOCI	2,914	4,730	5,347	3,923	4,476	13,337	35,474	12,867	1,865		84,933
Investment securities – amortized cost	703	1,319	5,436	2,259	3,578	4,941	5,158	10,088	–		33,482
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,187		1,187
Loans	36,874	35,915	34,970	30,304	35,846	93,403	260,839	40,839	56,196		625,186
Residential mortgages	5,291	8,086	12,208	11,943	10,941	50,065	145,948	26,584	1,500	(1)	272,566
Personal loans	2,555	2,514	3,529	3,643	3,307	12,424	23,364	5,312	39,143		95,791
Credit cards	–	–	–	–	–	–	–	–	15,966		15,966
Business and government	29,028	25,315	19,233	14,718	21,598	30,914	91,527	8,943	5,592	(2)	246,868
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,005)		(6,005)
Customers’ liabilities under acceptances	18,495	3,201	626	22	324	–	–	–	–		22,668
Other assets	–	–	–	–	–	–	–	–	53,506		53,506
Total assets	$256,274	$92,510	$58,519	$46,612	$52,567	$128,102	$329,428	$109,404	$173,657		$1,247,073

Liabilities and equity
Deposits	$78,382	$76,932	$59,322	$42,301	$40,610	$40,994	$77,056	$20,520	$361,573		$797,690
Personal	10,264	12,233	14,677	12,555	8,982	10,732	10,487	183	154,248		234,361
Non-personal	68,118	64,699	44,645	29,746	31,628	30,262	66,569	20,337	207,325		563,329
Financial instruments designated at fair value through profit or loss	41	848	807	479	732	4,106	2,522	6,526	50		16,111
Acceptances	18,539	3,201	626	22	324	–	–	–	–		22,712
Obligations related to securities sold short	264	367	271	125	347	2,448	8,155	8,279	11,909		32,165
Derivative financial instruments	4,076	7,772	6,061	5,431	3,275	11,728	8,472	18,187	–		65,002
Obligations related to securities sold under repurchase agreements and securities lent	131,295	13,759	3,902	202	15,424	1,536	–	–	–		166,118
Subordinated debentures	–	–	–	–	–	–	–	7,484	–		7,484
Other liabilities	368	1,509	1,687	1,679	1,577	5,983	8,101	7,927	40,625		69,456
Total equity	–	–	–	–	–	–	–	–	70,335		70,335
Total liabilities and equity	$232,965	$104,388	$72,676	$50,239	$62,289	$66,795	$104,306	$68,923	$484,492		$1,247,073

Off-balance sheet commitments
Credit commitments(3)	$2,601	$10,618	$14,438	$13,871	$20,344	$28,725	$101,916	$8,522	$–		$201,035
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,668		36,668
Outsourcing obligations	18	36	52	45	43	127	–	–	1		322
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Second Quarter Report 2020    45

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2019
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$35,392	$696	$462	$239	$181	$426	$796	$685	$11,552		$50,429
Trading assets	4,519	6,856	5,349	2,646	2,486	7,280	19,849	16,474	62,029		127,488
Securities purchased under resale agreements and securities borrowed	92,411	26,942	8,859	2,483	483	–	–	–	–		131,178
Derivative financial instruments	2,145	3,363	1,219	1,692	1,748	6,556	5,841	15,555	–		38,119
Investment securities – FVOCI	4,347	4,967	5,157	4,730	1,487	10,887	14,995	11,587	1,561		59,718
Investment securities – amortized cost	298	723	1,512	869	1,159	6,917	3,399	6,968	–		21,845
Investment securities – FVTPL	–	–	–	–	–	–	–	–	796		796
Loans	37,312	31,178	34,801	34,026	31,746	88,939	229,317	44,620	60,544		592,483
Residential mortgages	3,432	5,980	12,031	15,555	13,318	49,618	134,923	30,921	2,391	(1)	268,169
Personal loans	4,097	2,652	3,752	3,711	3,525	12,667	23,556	5,737	38,934		98,631
Credit cards	–	–	–	–	–	–	–	–	17,788		17,788
Business and government	29,783	22,546	19,018	14,760	14,903	26,654	70,838	7,962	6,508	(2)	212,972
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,077)		(5,077)
Customers’ liabilities under acceptances	12,072	1,486	297	27	14	–	–	–	–		13,896
Other assets	–	–	–	–	–	–	–	–	50,209		50,209
Total assets	$188,496	$76,211	$57,656	$46,712	$39,304	$121,005	$274,197	$95,889	$186,691		$1,086,161

Liabilities and equity
Deposits	$73,415	$59,827	$60,036	$51,468	$35,723	$45,624	$69,082	$18,219	$319,996		$733,390
Personal	9,486	11,138	14,479	12,287	12,380	11,277	11,257	562	141,934		224,800
Non-personal	63,929	48,689	45,557	39,181	23,343	34,347	57,825	17,657	178,062		508,590
Financial instruments designated at fair value through profit or loss	229	410	398	829	826	4,028	1,844	3,671	–		12,235
Acceptances	12,077	1,486	297	27	14	–	–	–	–		13,901
Obligations related to securities sold short	892	871	704	305	422	1,771	5,626	6,658	13,155		30,404
Derivative financial instruments	2,210	4,374	1,859	1,621	1,956	8,659	6,437	13,106	–		40,222
Obligations related to securities sold under repurchase agreements and securities lent	114,864	5,496	2,930	793	–	–	–	–	–		124,083
Subordinated debentures	–	–	–	–	–	–	–	7,252	–		7,252
Other liabilities	3,410	1,581	1,154	871	964	3,821	6,452	5,952	30,277		54,482
Total equity	–	–	–	–	–	–	–	–	70,192		70,192
Total liabilities and equity	$207,097	$74,045	$67,378	$55,914	$39,905	$63,903	$89,441	$54,858	$433,620		$1,086,161

Off-balance sheet commitments
Operating leases	$38	$76	$112	$109	$106	$387	$894	$1,011	$–		$2,733
Credit commitments(3)	4,289	5,264	15,370	16,398	14,745	28,007	119,308	8,493	–		211,874
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,387		36,387
Outsourcing obligations	18	36	52	52	52	173	154	–	1		538
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, and A+ by Standard and Poor’s (S&P). On April 3, 2020, Fitch upgraded the Bank’s deposits and legacy senior debt rating by 1 notch to AA while downgrading subordinated debt by 1 notch. Additionally, Fitch’s outlook was changed to Negative from Stable. No other rating agency had changes to the Bank’s credit ratings or outlooks during the quarter. The remaining rating agencies have a stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P.

46    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 53 to 64 of the Bank’s 2019 Annual Report.

Regulatory response to COVID-19

During the second quarter, OSFI introduced changes to regulations to keep the financial system resilient and well capitalized in response to COVID-19. A suite of temporary adjustments to existing capital and leverage requirements were introduced which include the following:

•

Announcement of a 125 basis point decrease to the Domestic Stability Buffer (buffer) to 1.0%, effective immediately. OSFI has required that banks not increase their dividends nor execute share buybacks while the decrease in buffer remains in effect. As a result, OSFI’s minimum regulatory capital ratio requirements, including the Domestic Systemically Important Banks (D-SIB) 1.0% surcharge and the Domestic Stability Buffer of 1.0% are 9.0%, 10.5% and 12.5% for Common Equity Tier 1 (CET1), Tier 1 and Total Capital ratios, respectively. OSFI will continue to monitor conditions and may respond to further stresses but will not increase the buffer for at least 18 months.

•

Performing loans granted payment deferrals will continue to be treated as performing loans under OSFI’s Capital Adequacy Requirements (CAR) guideline. This temporary capital treatment may remain in place for the duration of the payment deferral, up to a maximum of 6 months.

•

New transitional arrangements for the regulatory capital treatment of expected credit loss provisioning that are available under the Basel Framework, enabling a portion of allowances that would otherwise be included in Tier 2 capital to instead be included in CET1 capital. The adjustment is dynamically measured as the increase in Stage 1 and Stage 2 allowances relative to their baseline level as at January 31, 2020, tax effected and subject to a scaling factor of 70% in 2020, 50% in 2021, and 25% in 2022.

•

Reduction of an institution’s Stressed Value-at-Risk (VaR) multipliers used in the calculation of market risk capital by a factor of 2 and the removal of Funding Valuation Adjustment (FVA) hedges in the calculation of market risk capital, both back-dated to the beginning of the fiscal quarter.

•

For institutions using the Internal Ratings-Based (IRB) approach to credit risk, a lowering of OSFI’s regulatory capital floor factor from 75% to 70%, effective immediately, is expected to remain in place until OSFI’s domestic implementation of the revised Basel III reforms, delayed to the first quarter of 2023.

•

For the Leverage ratio, central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements guideline are to be temporarily excluded from the Leverage ratio exposure measure until April 30, 2021.

The Bank has adopted the above changes in line with OSFI’s expectations.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
($ millions)	April 30 2020	January 31 2020	October 31 2019
Common Equity Tier 1 capital	$48,543	$47,804	$46,578
Tier 1 capital	53,045	52,437	51,304
Total regulatory capital	62,523	61,392	59,850
Risk-weighted assets(1)	$446,173	$420,694	$421,185
Capital ratios (%):
Common Equity Tier 1 capital ratio	10.9	11.4	11.1
Tier 1 capital ratio	11.9	12.5	12.2
Total capital ratio	14.0	14.6	14.2
Leverage:
Leverage exposures	$1,199,022	$1,300,001	$1,230,648
Leverage ratio (%)	4.4	4.0	4.2
(1)	As at April 30, 2020, January 31, 2020 and October 31, 2019, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 10.9% at April 30, 2020, a decrease of approximately 50 basis points from the prior quarter, due primarily to internal generation which was more than offset by higher drawn balances in corporate and commercial lending, counterparty credit risk and credit valuation adjustment risk-weighted assets. The CET1 ratio also benefited 10 basis points from OSFI’s transitional adjustment for the partial add back of increases in Stage 1 and Stage 2 expected credit losses (ECL) relative to their baseline levels as at January 31, 2020.

The Bank’s Tier 1 and Total capital ratios were 11.9% and 14.0%, respectively, a decrease of approximately 60 basis points from the prior quarter, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Leverage ratio was 4.4% at April 30, 2020, an increase of approximately 40 basis points from the prior quarter, due primarily to OSFI’s temporary Leverage ratio exclusions for central bank reserves and sovereign-issued securities, which were partly offset by growth in the Bank’s consolidated assets.

As at April 30, 2020, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $48.5 billion, as at April 30, 2020, an increase of approximately $0.7 billion from the prior quarter due primarily to higher accumulated other comprehensive income of $0.6 billion, excluding the impact from cash flow hedges, and OSFI’s transitional adjustment for the partial add back of ECL of $0.4 billion, partly offset by higher regulatory capital deductions of $0.3 billion.

Risk-weighted assets

CET1 risk-weighted assets (RWA) increased by $25.5 billion (or 6.1%) to $446.2 billion, due primarily to higher drawn balances in corporate and commercial lending, counterparty credit risk and credit valuation adjustment RWA.

Scotiabank Second Quarter Report 2020    47

MANAGEMENT’S DISCUSSION & ANALYSIS

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2019 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2020.

Under the 2019 NCIB, the Bank has cumulatively repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share.

During the six months ended April 30, 2020, the Bank repurchased and cancelled approximately 5.6 million common shares at a volume weighted average price of $73.95 per share for a total amount of $414 million. During the three months ended April 30, 2020, the Bank repurchased and cancelled approximately 2 million common shares at a volume weighted average price of $72.73 per share for a total amount of $146 million.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. No share buybacks have occurred since this date.

Common dividend

The Board of Directors, at its meeting on May 25, 2020, approved a dividend of 90 cents per share. This quarterly dividend is payable to shareholders of record as of July 7, 2020 on July 29, 2020.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend dividend increases as part of COVID-19 measures.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 168 of the Bank’s 2019 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, including that from COVID-19, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 83 of the Bank’s 2019 Annual Report).

Total derivative notional amounts were $6,379 billion as at April 30, 2020, compared to $6,126 billion as at January 31, 2020 (October 31, 2019 – $5,930 billion). The quarterly increase was primarily due to foreign currency translation partially offset by lower volumes of foreign exchange and equity contracts. The total notional amount of over-the-counter derivatives was $6,132 billion compared to $5,892 billion as at January 31, 2020 (October 31, 2019 – $5,665 billion), of which $4,383 billion was settled through central counterparties as at April 30, 2020 (January 31, 2020 – $4,163 billion; October 31, 2019 – $3,968 billion). The credit equivalent amount, after taking master netting arrangements into account, was $35.9 billion, compared to $30.8 billion at January 31, 2020. The increase was primarily attributable to the higher exposure of interest rate and foreign exchange contracts.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 68 of the Bank’s 2019 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 64 to 66 of the Bank’s 2019 Annual Report.

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities, namely, Halifax Receivables Trust, Trillium Credit Card Trust II and Securitized Term Auto Receivables Trusts.

During the quarter, the Bank did not enter into any new securitization arrangements but securitized the following receivables in the previous quarter:

•

$638 million of its Canadian credit card receivables were securitized on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. Trillium issued Series 2020-1 senior and subordinated notes to third-party investors. The proceeds of such issuances were used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the noteholders is limited to the purchased co-ownership interest. The sale of such co-ownership interest did not qualify for derecognition, and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. As at April 30, 2020, US $489 million ($681 million Canadian dollars) senior and subordinated notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

•

$1,392 million of its Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust 2019-CRT (START 2019-CRT), a Bank-sponsored consolidated structured entity. The START entities issue senior and subordinated notes to the Bank and/or third-party investors and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. Recourse of the noteholders is limited to the receivables. The sale of such receivables do not qualify for derecognition and the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As at April 30, 2020, US $83 million ($115 million Canadian dollars) subordinated notes issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The senior and subordinated notes of $1,070 million held by the Bank are eliminated upon consolidation.

48    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. During the quarter the Bank assessed its control conclusion for these conduits and there were no changes to the Bank’s assessment. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.2 billion as at April 30, 2020 (October 31, 2019 – $3.8 billion). As at April 30, 2020, total commercial paper outstanding for these conduits was $3.3 billion (October 31, 2019 – $2.6 billion). Funded assets purchased and held by these conduits as at April 30, 2020, as reflected at original cost, were $3.3 billion (October 31, 2019 – $2.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2019.

Other off-balance sheet arrangements

Guarantees and other indirect commitments were unchanged compared to October 31, 2019. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $151 million for the three months ended April 30, 2020, compared to $147 million in the previous quarter.

Canadian Government Economic Response Plans

The Bank participated in the following plans, announced during the quarter, as part of the Government of Canada’s COVID-19 Economic Response Plan.

Canada Emergency Business Account (CEBA)

The Bank participated in the CEBA program by facilitating loans with eligible small business customers and the Export Development Canada (EDC). Eligible small business customers received a loan of up to $40,000. The CEBA loans are derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9. As at April 30, 2020, the total number of applicants was approximately 51,000 and loans issued under the CEBA was approximately $1.9 billion.

Business Credit Availability Program (BCAP)

The Bank is also participating in the BCAP to provide additional liquidity support to small business and commercial customers through the Export Development Canada (EDC) and Business Development Bank of Canada (BDC).

Under the EDC plan, the EDC will guarantee an 80% portion of new operating loans made to the export sector as well as domestic companies. Loans guaranteed by EDC will continue to be recognized on the Consolidated Statement of Financial Position.

Under the BCAP, BDC entered into a co-lending facility with the Bank in which BDC will purchase an 80% participation in term loans made to eligible small business and commercial customers. The portion of loans sold to BDC will be derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the derecognition criteria for a transfer under IFRS 9.

As at April 30, 2020, the Bank had approved a number of applicants but had not extended any loans under this program.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports, including below:

Regulatory Response to COVID-19

In March 2020, the Government of Canada and financial institution regulators introduced many new measures and economic relief initiatives to keep the financial system resilient and well capitalized in response to COVID-19. The Bank is actively monitoring these measures and initiatives and participating in certain government and regulatory programs, for more detail on such programs and initiatives and the impact on the Bank’s operations, see page 11.

The Bank’s regulators have recognized the impacts of COVID-19 on financial institutions and their customers. As a result of requests from financial services industry participants including the Bank, as well as proactive steps by regulators, many regulators have delayed or are considering delaying the implementation of previously planned regulatory changes.

United Kingdom and European Regulatory Reform

The UK formally left the EU on January 31, 2020. Political agreement has been reached on a transition period, which is expected to extend until December 31, 2020. All EU legislation will continue to apply in the UK during such transition period.

The UK’s exit from the EU may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe and is developing and revising its contingency plans accordingly.

Basel Committee on Banking Supervision – Finalized Basel III Reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

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MANAGEMENT’S DISCUSSION & ANALYSIS

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

In July 2018, OSFI issued a discussion paper seeking views from interested stakeholders on its proposed policy direction and its timelines for implementation of the final Basel III reforms in Canada. OSFI supports the changes proposed within the final Basel III reforms and intends to implement them domestically, while also considering the adjustments required to recognize the unique characteristics of the Canadian market, improving risk sensitivity and providing the right incentives, while promoting the safety and soundness of deposit-taking institutions in consideration of level playing field and competitiveness issues. As part of these adjustments, OSFI is considering eliminating the BCBS’ transitional provisions for the output floor, setting the output floor at 72.5% commencing the first quarter of 2022. Responses to the questions raised within the discussion paper were due to OSFI by October 19, 2018.

In March 2020, the GHOS announced a delay in the international implementation of the Basel III reform package. The delay was introduced to provide additional operational capacity for banks and supervisors to respond to immediate financial stability priorities resulting from COVID-19 on the global banking system. In line with that extension, OSFI is deferring the implementation date for the final set of Basel III reforms published by the BCBS in December 2017 to Q1 2023. This includes revisions to the Standardized Approach and Internal Ratings-Based Approach to credit risk, the operational risk framework, and the leverage ratio framework, as well as the introduction of the new capital floor. Consistent with this delay, OSFI’s implementation date of the revised Pillar 3 disclosure requirements as finalized by the BCBS in December 2018 will be delayed until Q1 2023 at the earliest. In addition, OSFI’s implementation date of the final set of revisions to the BCBS market risk framework (known as the “fundamental review of the trading book” or FRTB) published in January 2019 is being delayed until Q1 2024. This extended timeline recognizes the complexity of the FRTB framework and the required infrastructure enhancements needed to adhere to it. OSFI’s implementation date of revised credit valuation adjustment risk framework is also being delayed to Q1 2024.

The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Regulatory Capital Pillar 3 Disclosure Requirements

In December 2018, the Basel Committee on Banking Supervision (BCBS) issued an update to its Pillar 3 disclosure requirements framework, as the third phase of the Committee’s disclosure project, which builds on the first and second phases, published by the Committee in January 2015 and March 2017, respectively. The third phase is primarily to address changes in disclosure requirements from the Basel III reforms finalized in December 2017, as well as other disclosure requirements related to asset encumbrance, capital distribution constraints, and the scope of disclosure requirements across resolution groups.

The Bank’s supplementary regulatory capital disclosures as at April 30, 2020 meet OSFI’s April 2017 disclosure guideline for the Committee’s first phase of the revised Pillar 3 disclosure requirements. OSFI’s disclosure guidelines for the implementation of the second and third phases of the Committee disclosure project are awaited.

Regulatory Developments Relating to Liquidity

The Net Stable Funding Ratio (NSFR) is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. As part of OSFI’s liquidity framework, a minimum NSFR requirement of 100% was implemented for January 2020. Public disclosure of this ratio is required commencing the first quarter of 2021.

Interest Rate Benchmark Reform

In July 2017, the UK Financial Conduct Authority (FCA), which began regulating the London Interbank Offered Rate (LIBOR) in 2013, announced that after December 31, 2021, it would stop making efforts to sustain the rate. This decision follows regulatory efforts to reform LIBOR and other interbank offered rates, which have been under increased scrutiny due to thinning underlying markets. As the administrator of LIBOR, the FCA, and regulators in other jurisdictions, have urged users of LIBOR to transition away from LIBOR and other interbank offered rates in favour of alternative risk-free rates (RFRs). The UK, Europe, the United States, Japan and Switzerland, have all recommended alternatives to LIBOR, based on either secured or unsecured overnight funding markets.

Some of those alternative rates, such as the Sterling Overnight Index Average (SONIA), the alternative to GBP LIBOR, and the Swiss Average Rate Overnight (SARON), the alternative for CHF LIBOR, were already widely used in those jurisdictions; others, like the Secured Overnight Financing Rate (SOFR), the rate recommended as the alternative to USD LIBOR, was newly introduced in 2018. These rates are inherently different from LIBOR and other interbank offered rates, lacking both a term structure and a credit component. These rate differences add complexity to the transition from LIBOR and other IBORs to their overnight alternatives, and mean that in some markets, such as those based on new rates like SOFR, have been slower to develop. In Canada, the Canadian Overnight Repo Rate Average (CORRA) has been recommended as the alternative to the Canadian Dollar Offered Rate (CDOR) for both derivative and cash products. Already available in the market, CORRA is currently being enhanced and reformed by its administrator, the Bank of Canada.

The Bank has established an enterprise wide program, aimed at ensuring a smooth transition from LIBOR and other IBORs to RFRs. The program has been focused on identifying and quantifying our exposures to various interest rate benchmarks, providing the capability to trade products referencing alternative RFRs and evaluating our existing contract amendment language in the event LIBOR ceases to exist. The Bank is reviewing contracts that reference IBORs with consideration to those extending past 2021. In addition, the Bank is assessing technology to ensure that it is fit for purpose and the Bank is working on consistent messaging to clients. The Bank’s approach contemplates transition risks as part of a comprehensive program of change to ensure that systems, processes and strategy provides for a smooth transition from the use of legacy rates and supports trading in alternative reference rates.

The International Accounting Standards Board (IASB) has approached the impact of Interest Rate Benchmark Reform on financial reporting in two phases. Phase one addresses issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative RFR; and phase two focuses on issues that might affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The IASB finalized the phase one amendments in September 2019, which was adopted by the Bank effective November 1, 2019. The IASB has issued the Phase two Exposure Draft in April 2020 with a 45-day comment period, and aims to issue the final amendments in the latter half of 2020, with an effective date of annual periods beginning on or after January 1, 2021. The Bank as part of the Canadian financial services group is closely monitoring these developments.

50    Scotiabank Second Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Use of the Advanced Measurement Approach for Operational Risk Capital

In January 2020, OSFI revised its capital requirements for operational risk in consideration of the final Basel III revisions published by the BCBS in December 2017. Effective Q1 2023, institutions will be required to use the revised Basel III Standardized Approach for operational risk. OSFI has plans for further consultation related to the 2023 domestic implementation of the final Basel III reforms.

In the interim, for fiscal years 2020, 2021 and 2022, institutions previously approved for the Basel II Advanced Measurement Approach (AMA) for operational risk capital are to report using the existing Basel II Standardized Approach (TSA).

Regulatory Developments Relating to Interest Rate Risk

In May 2019, OSFI updated its guidelines on Interest Rate Risk in the Banking Book (“IRRBB”), a risk control framework to identify, assess and manage interest rate risk. The Bank has implemented in Q1, 2020, consistent with OSFI’s requirement.

Metals Business and Investigations

As previously disclosed, the Commodity Futures Trading Commission (“CFTC”) and the U.S. Department of Justice’s Criminal Division are conducting investigations into the Bank’s activities and trading practices in the metals markets and related conduct. The CFTC is also conducting an investigation into the Bank’s practices and processes related to the provision of pre-trade mid-market marks and related conduct. The Bank continues to respond to requests for information related to these investigations and is engaging in settlement discussions with the applicable authorities. In addition, in line with its strategy, the Bank has made the decision to wind down the metals business. The Bank has reserved $232 million in respect of these matters as well as certain costs related to the wind-down of the metals business. Although settlement discussions and the wind-down process are ongoing, the Bank currently does not expect the final costs associated with settlement of the foregoing matters and the wind-down of the metals business to be material to the Bank.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2019 as described in Note 3 of the Bank’s 2019 annual consolidated financial statements, except for changes to the accounting for leases resulting from the adoption of IFRS 16 Leases, and changes to the hedge accounting for hedge relationships directly impacted by the Interest Rate Benchmark Reform. These are discussed in Note 3 and 4 of the condensed interim consolidated financial statements.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2019 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2020, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2019 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

COVID-19 is resulting in a sharp retrenchment in global economic activity. Lockdowns and other measures implemented to slow the spread of the virus, in addition to heightened vigilance on the part of firms and households, have led to a sudden stop in some types of economic activity and sharp dislocations in international capital markets, including a large decline in oil prices. Despite unprecedented fiscal and monetary support by policymakers around the globe which will help power a recovery in the second half of the year, 2020 is on track to show a steep drop in economic activity.

Virus containment measures seem to have had their intended impact, as infection rates have stabilized or slowed in most countries and provinces. Economies are gradually lifting restrictions on economic activity in light of this progress, but it is likely that COVID-19 will weigh on economic activity until a cure or vaccine is found. If virus management continues to be effective, growth is likely to rebound in the second half of the year as affected industries are allowed to resume operations and households begin to re-engage socially and economically. In Canada for instance, we forecast the economy will shrink 9.1% in 2020 before rebounding by 6.5% in 2021. It will take many quarters for global economic activity to return to pre-crisis levels.

Interest rates are expected to remain at their lower-bound in Canada and the US until the end of 2021 as central banks work to lift output to higher levels. Additional monetary stimulus may be required to boost growth and inflation. If so, central banks are likely to deploy more quantitative easing rather than reduce their policy rates below zero.

The Pacific Alliance Countries have not been immune to COVID-19, but policymakers are working to limit its health and economic impacts. In Chile, Colombia and Peru large support packages and aggressive monetary easing have been deployed. Mexico has struggled to calibrate its response to COVID-19 as the government is focused on limiting the fiscal impacts from the virus.

Scotiabank Second Quarter Report 2020    51

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at April 30, 2020	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares (2)		$18,231		$0.90		1,211,355	n/a
Preferred shares
Preferred shares Series 30(3)		–		–		–	–
Preferred shares Series 31(3)		–		–		–	–
Preferred shares Series 32(4)		279		0.128938		11,162	Series 33
Preferred shares Series 33(4)		130		0.107018		5,184	Series 32
Preferred shares Series 34(4)(5)		350		0.343750		14,000	Series 35
Preferred shares Series 36(4)(5)		500		0.343750		20,000	Series 37
Preferred shares Series 38(4)(5)		500		0.303125		20,000	Series 39
Preferred shares Series 40(4)(5)		300		0.303125		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution(6)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(7)		$750		$28.25		5.650	750
Subordinated additional Tier 1 capital securities (NVCC)(5)(8)	US$	1,250	US$	23.25		4.650	1,250

NVCC Subordinated debentures(5)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							12,143
(1)

Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at May 26, 2020. The Board of Directors, at its meeting on May 25, 2020, approved a dividend of 90 cents per share payable to shareholders of record as of July 7, 2020 on July 29, 2020.

(2)	As at May 15, 2020, the number of outstanding common shares and options were 1,211,363 thousand and 12,102 thousand, respectively.
(3)	On April 27, 2020, the Bank redeemed all outstanding Non-cumulative Preferred shares series 30 and Series 31 and paid a dividend of $0.113750 and $0.166480, respectively, per share
(4)

These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2019 Annual Report for further details.

(5)

These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2019 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at April 30, 2020 would be 2,862 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(6)	Semi-annually per face amount of $1,000 or US$1,000, as applicable.
(7)	These securities have exchange features. Refer to Table 27 in the Bank’s 2019 Annual Report for further details.
(8)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2019 Annual Report.

52    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

54	Condensed Interim Consolidated Financial Statements

59	Notes to the Condensed Interim Consolidated Financial Statements

	59	Note 1 - Reporting entity

	59	Note 2 - Basis of preparation

	60	Note 3 - Significant accounting policies

	61	Note 4 - Transition to IFRS 16

	62	Note 5 - Future accounting developments

	62	Note 6 - Cash and deposits with financial institutions

	62	Note 7 - Investment securities

	64	Note 8 - Loans, impaired loans and allowance for credit losses

	71	Note 9 - Derecognition of financial assets

73	Note 10 - Investments in associates

73	Note 11 - Deposits

73	Note 12 - Capital and financing transactions

74	Note 13 - Capital management

74	Note 14 - Share-based payments

74	Note 15 - Employee benefits

75	Note 16 - Operating segments

78	Note 17 - Interest income and expense

78	Note 18 - Earnings per share

78	Note 19 - Financial instruments

85	Note 20 - Corporate income taxes

85	Note 21 - Divestitures

86	Note 22 - Metals business and investigations

Scotiabank Second Quarter Report 2020    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2020	January 31 2020	October 31 2019
Assets
Cash and deposits with financial institutions	6	$103,904	$69,291	$46,720
Precious metals		4,939	3,616	3,709
Trading assets
Securities		105,250	128,071	112,664
Loans		15,359	15,815	13,829
Other		876	845	995
		121,485	144,731	127,488
Securities purchased under resale agreements and securities borrowed		131,166	146,432	131,178
Derivative financial instruments		64,617	43,083	38,119
Investment securities	7	119,602	78,003	82,359
Loans
Residential mortgages	8	272,566	268,670	268,169
Personal loans	8	95,791	96,703	98,631
Credit cards	8	15,966	17,715	17,788
Business and government	8	246,868	214,212	212,972
		631,191	597,300	597,560
Allowance for credit losses	8(c)	6,005	5,021	5,077
		625,186	592,279	592,483
Other
Customers’ liability under acceptances, net of allowance		22,668	21,364	13,896
Property and equipment(1)		6,124	6,103	2,669
Investments in associates	10	2,432	2,327	5,614
Goodwill and other intangible assets		17,112	17,191	17,465
Deferred tax assets		1,670	1,718	1,570
Other assets		26,168	27,884	22,891
		76,174	76,587	64,105
Total assets		$1,247,073	$1,154,022	$1,086,161
Liabilities
Deposits
Personal	11	$234,361	$223,881	$224,800
Business and government	11	514,444	488,658	461,851
Financial institutions	11	48,885	51,311	46,739
		797,690	763,850	733,390
Financial instruments designated at fair value through profit or loss		16,111	12,994	12,235
Other
Acceptances		22,712	21,389	13,901
Obligations related to securities sold short		32,165	32,439	30,404
Derivative financial instruments		65,002	43,139	40,222
Obligations related to securities sold under repurchase agreements and securities lent		166,118	143,019	124,083
Subordinated debentures		7,484	7,295	7,252
Other liabilities(1)		69,456	60,036	54,482
		362,937	307,317	270,344
Total liabilities		1,176,738	1,084,161	1,015,969
Equity
Common equity
Common shares	12	18,231	18,248	18,264
Retained earnings		45,456	45,418	44,439
Accumulated other comprehensive income (loss)		218	(543)	570
Other reserves		359	362	365
Total common equity		64,264	63,485	63,638
Preferred shares and other equity instruments	12	3,619	3,884	3,884
Total equity attributable to equity holders of the Bank		67,883	67,369	67,522
Non-controlling interests in subsidiaries		2,452	2,492	2,670
Total equity		70,335	69,861	70,192
Total liabilities and equity		$1,247,073	$1,154,022	$1,086,161
(1)	The amounts for the periods ended April 30, 2020 and January 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Note 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Revenue Interest income(1)
Loans		$7,066	$7,387	$7,164	$14,453	$14,255
Securities		567	550	567	1,117	1,083
Securities purchased under resale agreements and securities borrowed		79	99	140	178	270
Deposits with financial institutions		126	200	230	326	484
	17	7,838	8,236	8,101	16,074	16,092
Interest expense
Deposits		2,922	3,329	3,485	6,251	6,820
Subordinated debentures		67	70	73	137	134
Other(2)		432	445	350	877	671
	17	3,421	3,844	3,908	7,265	7,625
Net interest income		4,417	4,392	4,193	8,809	8,467
Non-interest income
Card revenues		179	265	248	444	492
Banking services fees		386	441	461	827	894
Credit fees		330	340	322	670	646
Mutual funds		458	495	454	953	901
Brokerage fees		228	224	217	452	433
Investment management and trust		232	251	271	483	528
Underwriting and other advisory		172	164	149	336	241
Non-trading foreign exchange		184	185	175	369	335
Trading revenues		691	486	386	1,177	715
Net gain on sale of investment securities		239	41	86	280	108
Net income from investments in associated corporations		60	91	170	151	299
Insurance underwriting income, net of claims		115	149	169	264	353
Other fees and commissions		191	188	245	379	497
Other		74	429	257	503	498
		3,539	3,749	3,610	7,288	6,940
Total revenue		7,956	8,141	7,803	16,097	15,407
Provision for credit losses		1,846	926	873	2,772	1,561
		6,110	7,215	6,930	13,325	13,846
Non-interest expenses
Salaries and employee benefits		2,192	2,295	2,026	4,487	4,190
Premises and technology(2)		590	610	702	1,200	1,398
Depreciation and amortization(2)		363	399	258	762	506
Communications		111	109	119	220	228
Advertising and business development		118	133	150	251	289
Professional		203	185	203	388	421
Business and capital taxes		123	141	122	264	259
Other		663	546	466	1,209	926
		4,363	4,418	4,046	8,781	8,217
Income before taxes		1,747	2,797	2,884	4,544	5,629
Income tax expense	20	423	471	625	894	1,123
Net income		$1,324	$2,326	$2,259	$3,650	$4,506
Net income attributable to non-controlling interests in subsidiaries		15	39	70	54	181
Net income attributable to equity holders of the Bank		$1,309	$2,287	$2,189	$3,596	$4,325
Preferred shareholders and other equity instrument holders		66	25	64	91	93
Common shareholders		$1,243	$2,262	$2,125	$3,505	$4,232
Earnings per common share (in dollars)
Basic	18	$1.03	$1.86	$1.74	$2.89	$3.46
Diluted	18	1.00	1.84	1.73	2.84	3.44
Dividends paid per common share (in dollars)		0.90	0.90	0.87	1.80	1.72
(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $7,709 for the three months ended April 30, 2020 (January 31, 2020 – $8,115; April 30, 2019 – $8,019) and for the six months ended April 30, 2020 – $15,824 (April 30, 2019 – $15,942).

(2)	The amounts for the periods ended April 30, 2020 and January 31, 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated (refer to Notes 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2020    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net income	$1,324	$2,326	$2,259	$3,650	$4,506
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	712	(1,186)	628	(474)	1,433
Net gains (losses) on hedges of net investments in foreign operations	(417)	229	(350)	(188)	(534)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	69	1	5	70	12
Net gains (losses) on hedges of net investments in foreign operations	(109)	60	(92)	(49)	(140)
	335	(1,018)	365	(683)	1,027
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	1,003	174	247	1,177	690
Reclassification of net (gains) losses to net income	(960)	(75)	(196)	(1,035)	(567)
Income tax expense (benefit):
Net gains (losses) in fair value	222	72	51	294	176
Reclassification of net (gains) losses to net income	(240)	(25)	(39)	(265)	(149)
	61	52	39	113	96
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,615	227	(136)	1,842	585
Reclassification of net (gains) losses to net income	(1,310)	(122)	127	(1,432)	(247)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	417	67	(37)	484	154
Reclassification of net (gains) losses to net income	(331)	(37)	34	(368)	(67)
	219	75	(6)	294	251
Other comprehensive income (loss) from investments in associates	8	(27)	38	(19)	57
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(49)	(358)	(236)	(407)	(696)
Income tax expense (benefit)	1	(93)	(54)	(92)	(173)
	(50)	(265)	(182)	(315)	(523)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(190)	54	19	(136)	50
Income tax expense (benefit)	(56)	18	4	(38)	12
	(134)	36	15	(98)	38
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	404	(12)	(43)	392	(13)
Income tax expense (benefit)	106	(3)	(12)	103	(4)
	298	(9)	(31)	289	(9)
Other comprehensive income (loss) from investments in associates	(1)	(7)	–	(8)	(3)
Other comprehensive income (loss)	736	(1,163)	238	(427)	934
Comprehensive income	$2,060	$1,163	$2,497	$3,223	$5,440
Comprehensive income (loss) attributable to non-controlling interests	(10)	(38)	59	(48)	271
Comprehensive income attributable to equity holders of the Bank	2,070	1,201	2,438	3,271	5,169
Preferred shareholders and other equity instrument holders	66	25	64	91	93
Common shareholders	$2,004	$1,176	$2,374	$3,180	$5,076

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

56    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	3,505	–	–	–	–	–	–	3,505	91	3,596	54		3,650
Other comprehensive income (loss)	–	–	(580)	113	(97)	275	(36)	–	(325)	–	(325)	(102)		(427)
Total comprehensive income	$–	$3,505	$(580)	$113	$(97)	$275	$(36)	$–	$3,180	$91	$3,271	$(48)		$3,223
Shares issued	51	–	–	–	–	–	–	(8)	43	–	43	–		43
Shares repurchased/redeemed	(84)	(330)	–	–	–	–	–	–	(414)	(265)	(679)	–		(679)
Dividends and distributions paid to equity holders	–	(2,182)	–	–	–	–	–	–	(2,182)	(91)	(2,273)	(129)		(2,402)
Share-based payments(3)	–	–	–	–	–	–	–	4	4	–	4	–		4
Other	–	24	–	–	(27)	–	–	(2)	(5)	–	(5)	(41	)(4)	(46)
Balance as at April 30, 2020	$18,231	$45,456	$220	$150	$(179)	$925	$(898)	$359	$64,264	$3,619	$67,883	$2,452		$70,335

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15	–	(58)	–	–	–	–	–	–	(58)	–	(58)	–		(58)
Balance as at November 1, 2018	$18,234	$41,356	$1,441	$(68)	$(126)	$(121)	$(134)	$404	$60,986	$4,184	$65,170	$2,452		$67,622
Net income	–	4,232	–	–	–	–	–	–	4,232	93	4,325	181		4,506
Other comprehensive income (loss)	–	–	942	96	31	259	(484)	–	844	–	844	90		934
Total comprehensive income	$–	$4,232	$942	$96	$31	$259	$(484)	$–	$5,076	$93	$5,169	$271		$5,440
Shares issued	158	–	–	–	–	–	–	(24)	134	–	134	–		134
Shares repurchased/redeemed	(108)	(415)	–	–	–	–	–	–	(523)	(300)	(823)	–		(823)
Dividends and distributions paid to equity holders	–	(2,104)	–	–	–	–	–	–	(2,104)	(93)	(2,197)	(92)		(2,289)
Share-based payments(3)	–	–	–	–	–	–	–	5	5	–	5	–		5
Other	–	(13)	–	–	–	–	–	10	(3)	–	(3)	161	(4)	158
Balance as at April 30, 2019	$18,284	$43,056	$2,383	$28	$(95)	$138	$(618)	$395	$63,571	$3,884	$67,455	$2,792		$70,247
(1)	Includes undistributed retained earnings of $66 (April 30, 2019 – $63) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 14).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2020(1)	April 30 2019	April 30 2020(1)	April 30 2019
Cash flows from operating activities
Net income	$1,324	$2,259	$3,650	$4,506
Adjustment for:
Net interest income	(4,417)	(4,193)	(8,809)	(8,467)
Depreciation and amortization	363	258	762	506
Provision for credit losses	1,846	873	2,772	1,561
Equity-settled share-based payment expense	1	1	4	5
Net gain on sale of investment securities	(239)	(86)	(280)	(108)
Net (gain)/loss on divestitures	–	(141)	(262)	(141)
Net income from investments in associated corporations	(60)	(170)	(151)	(299)
Income tax expense	423	625	894	1,123
Changes in operating assets and liabilities:
Trading assets	25,301	(9,230)	8,388	(15,432)
Securities purchased under resale agreements and securities borrowed	19,421	3,451	4,845	(20,545)
Loans	(31,342)	(14,261)	(38,245)	(24,839)
Deposits	23,512	15,086	60,302	27,406
Obligations related to securities sold short	(745)	(1,874)	1,135	(2,519)
Obligations related to securities sold under repurchase agreements and securities lent	18,396	6,096	36,630	21,271
Net derivative financial instruments	2,067	(2,343)	237	1,856
Other, net	12,063	2,557	9,478	(2,063)
Dividends received	218	123	414	218
Interest received	7,425	7,772	15,757	15,815
Interest paid	(3,543)	(3,572)	(7,678)	(7,275)
Income tax paid	(572)	(675)	(1,188)	(1,632)
Net cash from/(used in) operating activities	71,442	2,556	88,655	(9,053)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(30,808)	3,696	(55,334)	14,149
Purchase of investment securities	(70,354)	(27,119)	(85,615)	(44,812)
Proceeds from sale and maturity of investment securities	31,438	21,368	50,700	40,375
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	–	(36)	3,807	(36)
Property and equipment, net of disposals	(308)	(87)	(403)	(104)
Other, net	(145)	200	(427)	(14)
Net cash from/(used in) investing activities	(70,177)	(1,978)	(87,272)	9,558
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	–	1,750
Redemption/repayment of subordinated debentures	–	(14)	–	(14)
Redemption of preferred shares	(265)	–	(265)	(300)
Proceeds from common shares issued	13	48	51	158
Common shares purchased for cancellation	(146)	(289)	(414)	(523)
Cash dividends and distributions paid	(1,156)	(1,127)	(2,273)	(2,197)
Distributions to non-controlling interests	(99)	(61)	(129)	(92)
Payment of lease liabilities	(83)	–	(171)	–
Other	1,703	578	2,395	1,158
Net cash from/(used in) financing activities	(33)	(865)	(806)	(60)
Effect of exchange rate changes on cash and cash equivalents	198	148	182	218
Net change in cash and cash equivalents	1,430	(139)	759	663
Cash and cash equivalents at beginning of period(2)	10,233	9,799	10,904	8,997
Cash and cash equivalents at end of period(2)	$11,663	$9,660	$11,663	$9,660
(1)	The amounts for the period ended April 30, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Notes 3 and 4).
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

58    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2019.

The condensed interim consolidated financial statements for the quarter ended April 30, 2020 have been approved by the Board of Directors for issue on May 26, 2020.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities.

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions and techniques that require a high degree of judgement. These include assessment of significant increase in credit risk, the forecast of macroeconomic variables for multiple scenarios and probability weightings of the scenarios. In the current economic environment resulting from COVID-19, the models in isolation may not capture all the uncertainty as well as the impact of the public support programs by the governments and central banks. Therefore, management has applied significant expert credit judgment in the determination of the allowance for credit losses.

The fair value of financial instruments (including derivatives) is a market-based measurement that considers assumptions that market participants would use, reflecting market conditions at the measurement date. For a more accurate representation of fair value, certain adjustments for credit spreads, funding levels, market volatility, bid-offer spreads, unobservable parameters, prices in inactive or illiquid markets and when applicable funding costs are required. The Bank has considered current market conditions due to COVID-19 and assessed the impact of any unobservable inputs and has applied significant judgement in the selection of those inputs to determine the fair value of financial instruments.

For the purpose of assessing impairment on non-financial assets such as goodwill significant judgment is applied in determining the recoverable amounts. The evaluation of these assets taking into consideration the current environment did not result in the identification of any indicators of impairment as at April 30, 2020.

In relation to the Bank’s participation in the Government of Canada’s Emergency Business Account (CEBA) and Business Credit Availability Program (BCAP), the Bank used judgment to determine if the derecognition requirements for financial assets under IFRS 9 are met.

While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2019.

Except for the changes described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2019 as described in Note 3 of the Bank’s 2019 annual consolidated financial statements.

Leases

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Bank recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

Asset

A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, and any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received, and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability

At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate. The Bank’s discount rate is based on the borrowing rate on its debt of different maturities that match the term of the lease. The discount rate is also dependent on the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in “Interest expense – Other” in the consolidated statement of income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation

The Bank presents ROU assets in “Property and equipment” and lease liabilities in “Other liabilities” in the Consolidated Statement of Financial Position.

Sale and lease back transactions

Where the Bank enters into a sale-and-leaseback transaction (as the seller-lessee) which is deemed a sale, the Bank derecognizes the asset, applies the lessee accounting model to the leaseback and measures the ROU asset at cost. The gain/loss recognized on this transaction is recorded in other non-interest income in the Consolidated Statement of Income. Where the transfer is not deemed a sale, the Bank continues to recognize the underlying asset and recognizes a financial liability for any amount received from the buyer-lessor.

Short-term leases and leases of low-value assets

The Bank has elected not to recognize ROU assets and lease liabilities for short-term leases of assets that have a lease term of 12 months or less and leases of low-value assets. The Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment requires a significant level of judgement as it is based on current expectations of future decisions.

The Bank considers the following criteria when determining whether it has an economic incentive that makes it reasonably certain to exercise an option: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

Hedging Relationships Directly Impacted by Interest Rate Benchmark Reform

On September 26, 2019, the IASB issued amendments to IAS 39 and IFRS 7 (the “Amendments”) for hedging relationships that are directly impacted by the Interest Rate Benchmark Reform (the “Reform”).

60    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Amendments provide temporary relief for certain aspects of hedge accounting, in order to address uncertainties arising from the Reform with respect to:

a) the interest rate benchmark designated as a hedged risk; and/or

b) the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument.

The Amendments are mandatorily effective as at November 1, 2020 for the Bank, and will continue to apply up to the point where such uncertainties are eliminated.

The Bank designates certain derivative and non-derivative instruments in hedge accounting relationships, and currently applies the hedge accounting requirements of IAS 39 and related disclosure requirements of IFRS 7.

The Bank early adopted the Amendments to IAS 39 and IFRS 7 effective November 1, 2019, as permitted by the standard. Consequently, hedging relationships and balances outstanding as at November 1, 2019, and those designated thereafter, that are directly affected by the Reform, would be subject to the accounting and disclosure requirements of the Amendments on a retrospective basis.

For aspects of hedge accounting not covered by the Amendments and hedges that are not directly impacted by the Reform, the accounting policies as described in Note 3 of the Bank’s consolidated financial statements in the 2019 Annual Report continue to apply.

Assessment of Hedge Effectiveness

Under IAS 39, the Bank formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment).

In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the Reform, the Bank will assume that the benchmark interest rate is not altered as a result of the Reform.

In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the Reform fall outside of the 80-125% range, the Bank will continue hedge accounting as long as other hedge accounting requirements are met.

Requirements Specific to Cash Flow Hedges

For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the Reform, it is assumed that the benchmark interest rate will not be altered as a result of the Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.

Summary of Exposures

Currently, the Bank’s hedge relationships referencing USD LIBOR, EURIBOR and GBP LIBOR, and extending beyond December 31, 2021 are viewed to be directly impacted by the Reform and thus subject to the requirements of the Amendments. The following table summarizes the Bank’s hedging derivatives as at November 1, 2019 relating to hedges directly impacted by the Reform:

As at November 1, 2019 ($ billions)
Interest Rate Benchmark Index	Notional of Hedging Derivatives Maturing after December 2021
USD LIBOR	81.4
EURIBOR	25.9
GBP LIBOR	3.3
Total	110.6

The specific interest rate benchmarks affected by the Reform, as well as the pace and timing at which markets transition away from the existing IBOR benchmark rate to an alternative benchmark rate, will vary across different rates, jurisdictions and product types. As such, the Bank is applying its best judgement to analyze market expectations, in order to identify the interest rate benchmarks and related hedges impacted by the Reform.

IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 which became effective for the Bank beginning November 1, 2019 clarifies the accounting for uncertainties over income taxes. The interpretation provides guidance on how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not have a significant impact on the Bank’s consolidated financial statements.

4.	Transition to IFRS 16

On November 1, 2019, the Bank adopted IFRS 16 Leases. The new standard replaces the previous standard IAS 17 Leases. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases were accounted for under IAS 17. Lessor accounting remains largely unchanged under IFRS 16.

IFRS 16 applies to all leases with the exception of assets within the scope of IAS 38 Intangible assets. IFRS 16 requires lessees to recognize a right-of-use (“ROU”) asset and a corresponding financial liability on the balance sheet. The ROU asset will be amortized over the length of the lease, and the financial liability measured at amortized cost.

Transition Adjustment

The Bank applied IFRS 16 on a modified retrospective approach and took advantage of the option not to restate comparative periods.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank applied the following transition options available under the modified retrospective approach:

•	Measure the ROU asset at the date of initial application as equal to lease liability adjusted by any prepaid or accrued lease payments.

•	Not apply IFRS 16 to operating leases with a remaining lease term of less than 12 months (short-term leases) or low value assets.

•	Not apply IFRS 16 to leases of intangible assets.

The Bank adopted IFRS 16 as at November 1, 2019 using a modified retrospective approach, this increased “Property and Equipment” by $3,620 million (being the net increase in ROU assets) and “Other liabilities” by $3,648 million from recognized lease liabilities. The difference between the increase in ROU assets and lease liabilities was due primarily to tenant inducements for properties rented by the Bank. There was no impact on opening shareholders’ equity. The amount of the lease liabilities above differed from the amount of operating lease commitments disclosed in Note 35(c) to the Consolidated Financial Statements in the 2019 Annual Report due mainly to an increase related to renewal options reasonably certain to be exercised partially offset by operating lease commitments for contracts not yet commenced and the effects of discounting the lease liabilities. The Bank used its incremental borrowing rate as of November 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate used is 3.5%.

5.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2019 Annual Report.

6.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2020		January 31 2020		October 31 2019
Cash and non-interest-bearing deposits with financial institutions	$11,663		$10,233		$10,904
Interest-bearing deposits with financial institutions	92,241		59,058		35,816
Total	$103,904	(1)	$69,291	(1)	$46,720	(1)
(1)	Net of impairment allowances of $2 (January 31, 2020 – $2; October 31, 2019 – $3).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,873 million (January 31, 2020 – $9,788 million; October 31, 2019 – $9,401 million) and are included above.

7.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	April 30 2020	January 31 2020	October 31 2019
Debt investment securities measured at FVOCI	$83,466	$54,292	$58,157
Debt investment securities measured at amortized cost	33,482	20,739	21,845
Equity investment securities designated at FVOCI	1,467	1,481	1,561
Investment securities measured at FVTPL	1,187	1,491	796
Total investment securities	$119,602	$78,003	$82,359

(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at April 30, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$28,710	$524	$2	$29,232
Canadian provincial and municipal debt	12,366	187	3	12,550
U.S. treasury and other U.S. agency debt	15,465	720	–	16,185
Other foreign government debt	23,461	222	48	23,635
Other debt	1,847	20	3	1,864
Total	$81,849	$1,673	$56	$83,466

As at January 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,084	$252	$4	$10,332
Canadian provincial and municipal debt	2,728	47	2	2,773
U.S. treasury and other U.S. agency debt	18,543	434	3	18,974
Other foreign government debt	20,712	110	11	20,811
Other debt	1,374	28	–	1,402
Total	$53,441	$871	$20	$54,292

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,176	$216	$11	$12,381
Canadian provincial and municipal debt	3,203	42	4	3,241
U.S. treasury and other U.S. agency debt	19,527	384	22	19,889
Other foreign government debt	20,543	87	19	20,611
Other debt	2,012	24	1	2,035
Total	$57,461	$753	$57	$58,157

(b) Debt investment securities measured at amortized cost

	As at
	April 30, 2020		January 31, 2020		October 31, 2019
($ millions)	Fair value	Carrying value(1)	Fair value	Carrying value(1)	Fair value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$17,600	$17,506	$7,286	$7,276	$7,575	$7,580
U.S. treasury and other U.S. agency debt	12,576	12,122	8,738	8,599	9,419	9,279
Other foreign government debt	1,667	1,654	2,003	1,992	1,979	1,970
Corporate debt	2,214	2,200	2,885	2,872	3,027	3,016
Total	$34,057	$33,482	$20,912	$20,739	$22,000	$21,845
(1)	Balances are net of impairment allowances of nil (January 31, 2020 – nil; October 31, 2019 – nil).

(c) Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain equity securities at FVOCI shown in the following table as these instruments are held for strategic purposes.

As at April 30, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$21	$–	$3	$18
Common shares	1,343	184	78	1,449
Total	$1,364	$184	$81	$1,467

As at January 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$20	$–	$4	$16
Common shares	1,255	228	18	1,465
Total	$1,275	$228	$22	$1,481

As at October 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$146	$–	$53	$93
Common shares	1,262	223	17	1,468
Total	$1,408	$223	$70	$1,561

Dividend income earned on equity securities designated at FVOCI of $17 million for the three months ended April 30, 2020 (January 31, 2020 – $17 million; April 30, 2019 – $19 million) and for the six months ended April 30, 2020 – $34 million (April 30, 2019 – $29 million) has been recognized in interest income.

During the three months ended April 30, 2020, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $190 million (January 31, 2020 – $342 million; April 30, 2019 – $97 million) and for the six months ended April 30, 2020 – $532 million (April 30, 2019 – $203 million). This has resulted in a loss of $87 million in the three months ended April 30, 2020 (January 31, 2020 – $20 million loss; April 30, 2019 – $48 million loss) and for the six months ended a loss of $107 million (April 30, 2019 – $46 million loss).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Loans, impaired loans and allowance for credit losses

(a) Loans at amortized cost

	As at
	April 30, 2020
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$272,566	$706	$271,860
Personal loans	95,791	2,445	93,346
Credit cards	15,966	1,482	14,484
Business and government	246,868	1,372	245,496
Total	$631,191	$6,005	$625,186

	As at
	January 31, 2020			October 31, 2019
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$268,670	$639	$268,031	$268,169	$680	$267,489
Personal loans	96,703	2,090	94,613	98,631	2,065	96,566
Credit cards	17,715	1,244	16,471	17,788	1,255	16,533
Business and government	214,212	1,048	213,164	212,972	1,077	211,895
Total	$597,300	$5,021	$592,279	$597,560	$5,077	$592,483

(b) Impaired loans(1)(2)

	As at
	April 30, 2020
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,682	$296	$1,386
Personal loans	1,171	647	524
Credit cards	–	–	–
Business and government	2,267	704	1,563
Total	$5,120	$1,647	$3,473
By geography:
Canada	$1,385	$438	$947
United States	78	6	72
Mexico	488	166	322
Peru	646	364	282
Chile	842	178	664
Colombia	471	131	340
Other international	1,210	364	846
Total	$5,120	$1,647	$3,473

	As at
	January 31, 2020			October 31, 2019
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,614	$288	$1,326	$1,830	$325	$1,505
Personal loans	1,124	593	531	1,094	591	503
Credit cards	–	–	–	–	–	–
Business and government	2,032	656	1,376	2,211	679	1,532
Total	$4,770	$1,537	$3,233	$5,135	$1,595	$3,540
By geography:
Canada	$1,241	$384	$857	$1,133	$375	$758
United States	23	4	19	94	5	89
Mexico	528	189	339	485	178	307
Peru	613	309	304	642	332	310
Chile	811	170	641	844	180	664
Colombia	501	139	362	505	151	354
Other international	1,053	342	711	1,432	374	1,058
Total	$4,770	$1,537	$3,233	$5,135	$1,595	$3,540
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2020 was $12 (January 31, 2020 – $11; October 31, 2019 – $12).
(2)	Additional interest income of approximately $84 would have been recorded if the above loans had not been classified as impaired (January 31, 2020 – $81; October 31, 2019 – $92).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Allowance for credit losses

(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and severe pessimistic).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays (up or down) using expert credit judgement may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events.

In considering the assumptions used to measure expected credit losses this quarter, the Bank contemplated both the unprecedented impact and significant uncertainty COVID-19 has had to current conditions and outlook, including uncertainty of the timing of economic recovery combined with the continued shut-down of economies around the world with limited certainty on timing of re-opening.

The Bank has applied expert credit judgement, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in risk. Utilization of a payment deferral program was considered not to be an immediate trigger, in keeping with IASB and regulatory guidance, for an account to migrate to a progressive stage. An assessment of the changes in the risk of default occurring over the expected life of a financial instrument when determining staging, is a key input in determining migration.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base scenario and three alternate forward-looking scenarios. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (U shape) to longer-term (L shape) periods.

This quarter, the Bank weighted the pessimistic scenarios significantly greater than the base scenario in calculating allowance for credit losses on performing loans.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic, pessimistic, and severe pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Severe Pessimistic
As at April 30, 2020	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	-9.5	4.8	-7.9	5.1	-14.1	6.4	-19.1	7.5
Unemployment rate, average %	11.7	6.0	11.2	5.3	14.3	6.7	16.6	8.3
Bank of Canada overnight rate target, average %	0.3	1.2	0.7	1.8	0.3	0.8	0.3	0.5
HPI - Housing Price Index, y/y % change	-6.5	3.7	-5.8	4.0	-8.4	4.0	-10.9	3.9
USDCAD exchange rate, average	1.39	1.26	1.39	1.26	1.50	1.29	1.52	1.35
US
Real GDP growth, y/y % change	-6.3	3.9	-4.6	4.2	-9.9	5.1	-14.9	6.1
Unemployment rate, average %	11.1	4.9	10.7	4.5	13.1	6.1	15.1	9.1
Mexico
Real GDP growth, y/y % change	-7.8	1.8	-3.5	3.9	-11.4	3.0	-16.2	4.0
Unemployment rate, average %	7.0	5.1	5.3	1.6	9.5	5.8	11.9	7.5
Chile
Real GDP growth, y/y % change	-1.8	2.4	0.0	3.1	-5.6	3.6	-10.7	4.6
Unemployment rate, average %	8.3	6.8	7.6	5.0	10.9	7.5	13.3	9.2
Peru
Real GDP growth, y/y % change	-0.6	3.7	0.0	4.2	-2.5	4.6	-6.2	5.4
Unemployment rate, average %	8.8	7.3	8.5	6.5	10.6	8.0	12.8	9.7
Colombia
Real GDP growth, y/y % change	1.4	3.4	1.7	3.9	-0.6	4.4	-4.2	5.1
Unemployment rate, average %	11.5	9.5	11.4	8.9	13.4	10.2	15.6	11.9
Caribbean
Real GDP growth, y/y % change	-1.1	4.0	0.1	4.5	-3.0	4.8	-6.5	5.3
Global
WTI oil price, average USD/bbl	27	53	28	61	23	41	20	30
Copper price, average USD/lb	2.42	2.91	2.47	3.10	2.29	2.68	2.19	2.37
Global GDP, PPP-weighted, y/y % change	-2.50	4.10	-1.40	4.50	-5.00	5.00	-8.30	5.20

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic
As at October 31, 2019(1)	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.9	1.8	2.4	2.5	1.3	1.2
Unemployment rate, average %	5.8	5.8	5.6	4.6	6.1	7.0
Bank of Canada overnight rate target, average %	1.4	2.3	1.6	3.5	1.2	1.2
HPI - Housing Price Index, y/y % change	2.3	4.3	2.7	5.2	2.0	3.4
USDCAD exchange rate, average	1.29	1.22	1.28	1.19	1.30	1.26
US
Real GDP growth, y/y % change	1.8	1.8	2.3	2.5	1.4	1.2
Unemployment rate, average %	3.9	4.1	3.7	3.6	4.0	4.6
Mexico
Real GDP growth, y/y % change	0.5	1.8	1.0	2.7	0.0	0.9
Unemployment rate, average %	3.9	4.4	3.7	3.6	4.0	5.2
Chile
Real GDP growth, y/y % change	3.3	3.0	4.5	4.9	2.2	1.2
Unemployment rate, average %	6.4	5.8	6.0	3.1	6.9	8.4
Peru
Real GDP growth, y/y % change	3.4	3.6	4.3	4.7	2.5	2.6
Unemployment rate, average %	6.5	6.7	6.0	5.1	7.0	8.3
Colombia
Real GDP growth, y/y % change	3.4	3.4	4.5	4.5	2.3	2.4
Unemployment rate, average %	9.4	8.3	8.7	6.5	10.0	10.1
Caribbean
Real GDP growth, y/y % change	3.9	4.1	5.1	5.3	2.8	2.8
Global
WTI oil price, average USD/bbl	54	59	56	73	53	48
Copper price, average USD/lb	2.74	3.14	2.78	3.49	2.70	2.85
Global GDP, PPP-weighted, y/y % change	3.03	3.51	3.91	4.63	2.14	2.41
(1)

Allowance for credit losses as of October 31, 2019, were determined using three probability-weighted scenarios (base case, optimistic and pessimistic). Starting Q1, 2020, the Bank added an additional more severe pessimistic scenario to its measurement methodology.

(iii)	Sensitivity

The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $4,432 million (October 31, 2019 - $3,551 million) from $3,921 million (October 31, 2019 - $3,534 million). If we were to

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

only use our severe pessimistic scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $1,093 million higher than the reported allowance for credit losses as at April 30, 2020. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $610 million (October 31, 2019 - $450 million lower) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at October 31, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2020
Residential mortgages	$680	$176	$(38)	$(112)	$706
Personal loans	2,065	1,230	(773)	(77)	2,445
Credit cards	1,255	832	(583)	(22)	1,482
Business and government	1,139	534	(165)	(66)	1,442
	$5,139	$2,772	$(1,559)	$(277)	$6,075
Presented as:
Allowance for credit losses on loans	$5,077				$6,005
Allowance for credit losses on acceptances(1)	6				34
Allowance for credit losses on off-balance sheet exposures(2)	56				36
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at October 31, 2018	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2019
Residential mortgages	$678	$59	$(30)	$27	$734
Personal loans	2,109	729	(776)	55	2,117
Credit cards	1,213	648	(537)	36	1,360
Business and government	1,147	125	(105)	(10)	1,157
	$5,147	$1,561	$(1,448)	$108	$5,368
Presented as:
Allowance for credit losses on loans	$5,065				$5,295
Allowance for credit losses on acceptances(1)	8				10
Allowance for credit losses on off-balance sheet exposures(2)	74				63
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at April 30, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$153	$257	$296	$706
Personal loans	716	1,082	647	2,445
Credit cards	452	1,030	–	1,482
Business and government	282	390	700	1,372
Total(1)	$1,603	$2,759	$1,643	$6,005
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $74.

	As at October 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$126	$229	$325	$680
Personal loans	609	865	591	2,065
Credit cards	424	831	–	1,255
Business and government	153	245	679	1,077
Total(1)	$1,312	$2,170	$1,595	$5,077
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $68.

	As at April 30, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$129	$237	$368	$734
Personal loans	609	881	627	2,117
Credit cards	458	902	–	1,360
Business and government	157	253	674	1,084
Total(1)	$1,353	$2,273	$1,669	$5,295
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $81.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended								As at and for the six months ended
	April 30, 2020				January 31, 2020				April 30, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$133	$218	$288	$639	$126	$229	$325	$680	$126	$229	$325	$680
Provision for credit losses
Remeasurement(1)	29	48	38	115	(8)	10	14	16	21	58	52	131
Newly originated or purchased financial assets	13	–	–	13	6	–	–	6	19	–	–	19
Derecognition of financial assets and maturities	–	(2)	–	(2)	–	(2)	–	(2)	–	(4)	–	(4)
Changes in models and methodologies	–	–	–	–	7	6	17	30	7	6	17	30
Transfer to (from):
Stage 1	16	(12)	(4)	–	15	(13)	(2)	–	31	(25)	(6)	–
Stage 2	(4)	27	(23)	–	(5)	24	(19)	–	(9)	51	(42)	–
Stage 3	–	(12)	12	–	–	(11)	11	–	–	(23)	23	–
Gross write-offs	–	–	(17)	(17)	–	–	(30)	(30)	–	–	(47)	(47)
Recoveries	–	–	2	2	–	–	7	7	–	–	9	9
Foreign exchange and other movements	(34)	(10)	–	(44)	(8)	(25)	(35)	(68)	(42)	(35)	(35)	(112)
Balance at end of period(2)	$153	$257	$296	$706	$133	$218	$288	$639	$153	$257	$296	$706
Personal loans
Balance at beginning of period	$619	$878	$593	$2,090	$609	$865	$591	$2,065	$609	$865	$591	$2,065
Provision for credit losses
Remeasurement(1)	(31)	360	347	676	(142)	151	342	351	(173)	511	689	1,027
Newly originated or purchased financial assets	140	–	–	140	98	–	–	98	238	–	–	238
Derecognition of financial assets and maturities	(21)	(28)	–	(49)	(24)	(27)	–	(51)	(45)	(55)	–	(100)
Changes in models and methodologies	–	–	–	–	16	33	16	65	16	33	16	65
Transfer to (from):
Stage 1	116	(114)	(2)	–	131	(128)	(3)	–	247	(242)	(5)	–
Stage 2	(78)	96	(18)	–	(51)	68	(17)	–	(129)	164	(35)	–
Stage 3	(1)	(87)	88	–	(1)	(89)	90	–	(2)	(176)	178	–
Gross write-offs	–	–	(412)	(412)	–	–	(476)	(476)	–	–	(888)	(888)
Recoveries	–	–	49	49	–	–	66	66	–	–	115	115
Foreign exchange and other movements	(28)	(23)	2	(49)	(17)	5	(16)	(28)	(45)	(18)	(14)	(77)
Balance at end of period(2)	$716	$1,082	$647	$2,445	$619	$878	$593	$2,090	$716	$1,082	$647	$2,445
Credit cards
Balance at beginning of period	$407	$837	$–	$1,244	$424	$831	$–	$1,255	$424	$831	$–	$1,255
Provision for credit losses
Remeasurement(1)	(19)	312	210	503	(75)	123	205	253	(94)	435	415	756
Newly originated or purchased financial assets	56	–	–	56	46	–	–	46	102	–	–	102
Derecognition of financial assets and maturities	(15)	(15)	–	(30)	(16)	(15)	–	(31)	(31)	(30)	–	(61)
Changes in models and methodologies	–	–	–	–	6	29	–	35	6	29	–	35
Transfer to (from):
Stage 1	68	(68)	–	–	62	(62)	–	–	130	(130)	–	–
Stage 2	(42)	42	–	–	(34)	34	–	–	(76)	76	–	–
Stage 3	–	(73)	73	–	–	(78)	78	–	–	(151)	151	–
Gross write-offs	–	–	(317)	(317)	–	–	(361)	(361)	–	–	(678)	(678)
Recoveries	–	–	38	38	–	–	57	57	–	–	95	95
Foreign exchange and other movements	(3)	(5)	(4)	(12)	(6)	(25)	21	(10)	(9)	(30)	17	(22)
Balance at end of period(2)	$452	$1,030	$–	$1,482	$407	$837	$–	$1,244	$452	$1,030	$–	$1,482

68    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the three months ended								As at and for the six months ended
	April 30, 2020				January 31, 2020				April 30, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business and government
Balance at beginning of period	$197	$249	$652	$1,098	$191	$263	$679	$1,133	$191	$263	$679	$1,133
Provision for credit losses
Remeasurement(1)	60	173	143	376	(15)	9	102	96	45	182	245	472
Newly originated or purchased financial assets	81	–	–	81	39	–	–	39	120	–	–	120
Derecognition of financial assets and maturities	(45)	(3)	(3)	(51)	(32)	(7)	(5)	(44)	(77)	(10)	(8)	(95)
Changes in models and methodologies	–	(1)	–	(1)	13	9	–	22	13	8	–	21
Transfer to (from):
Stage 1	14	(14)	–	–	8	(8)	–	–	22	(22)	–	–
Stage 2	(3)	3	–	–	(3)	3	–	–	(6)	6	–	–
Stage 3	–	(6)	6	–	(2)	(4)	6	–	(2)	(10)	12	–
Gross write-offs	–	–	(82)	(82)	–	–	(96)	(96)	–	–	(178)	(178)
Recoveries	–	–	7	7	–	–	6	6	–	–	13	13
Foreign exchange and other movements	2	1	(23)	(20)	(2)	(16)	(40)	(58)	–	(15)	(63)	(78)
Balance at end of period including off-balance sheet exposures(2)	$306	$402	$700	$1,408	$197	$249	$652	$1,098	$306	$402	$700	$1,408
Less: Allowance for credits losses on off-balance sheet exposures(3)	(24)	(12)	–	(36)	(37)	(13)	–	(50)	(24)	(12)	–	(36)
Balance at end of period(2)	$282	$390	$700	$1,372	$160	$236	$652	$1,048	$282	$390	$700	$1,372
(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $84 (January 31, 2020 – $81).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at April 30, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$156,198	$834	$–	$157,032	$151,824	$405	$–	$152,229
Low	60,580	1,300	–	61,880	61,317	489	–	61,806
Medium	14,592	1,201	–	15,793	14,476	1,059	–	15,535
High	925	3,353	–	4,278	1,404	3,309	–	4,713
Very high	9	1,656	–	1,665	11	1,728	–	1,739
Loans not graded(2)	24,323	5,913	–	30,236	26,497	3,820	–	30,317
Default	–	–	1,682	1,682	–	–	1,830	1,830
Total	$256,627	$14,257	$1,682	$272,566	$255,529	$10,810	$1,830	$268,169
Allowance for credit losses	153	257	296	706	126	229	325	680
Carrying value	$256,474	$14,000	$1,386	$271,860	$255,403	$10,581	$1,505	$267,489
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at April 30, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$29,090	$607	$–	$29,697	$29,988	$92	$–	$30,080
Low	26,346	474	–	26,820	26,928	263	–	27,191
Medium	8,490	761	–	9,251	8,961	396	–	9,357
High	7,556	3,986	–	11,542	7,472	3,617	–	11,089
Very high	45	1,854	–	1,899	44	1,604	–	1,648
Loans not graded(2)	13,035	2,376	–	15,411	15,973	2,199	–	18,172
Default	–	–	1,171	1,171	–	–	1,094	1,094
Total	$84,562	$10,058	$1,171	$95,791	$89,366	$8,171	$1,094	$98,631
Allowance for credit losses	716	1,082	647	2,445	609	865	591	2,065
Carrying value	$83,846	$8,976	$524	$93,346	$88,757	$7,306	$503	$96,566
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Second Quarter Report 2020    69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit cards	As at April 30, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,189	$29	$–	$1,218	$1,509	$9	$–	$1,518
Low	2,257	108	–	2,365	2,580	17	–	2,597
Medium	3,502	84	–	3,586	3,688	34	–	3,722
High	3,001	1,585	–	4,586	3,139	1,424	–	4,563
Very high	19	833	–	852	23	735	–	758
Loans not graded(1)	2,061	1,298	–	3,359	3,217	1,413	–	4,630
Default	–	–	–	–	–	–	–	–
Total	$12,029	$3,937	$–	$15,966	$14,156	$3,632	$–	$17,788
Allowance for credit losses	452	1,030	–	1,482	424	831	–	1,255
Carrying value	$11,577	$2,907	$–	$14,484	$13,732	$2,801	$–	$16,533
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at April 30, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$80,461	$5	$–	$80,466	$77,614	$1	$–	$77,615
Low	17,791	2	–	17,793	17,787	–	–	17,787
Medium	6,000	51	–	6,051	6,218	80	–	6,298
High	2,563	564	–	3,127	2,408	462	–	2,870
Very high	7	91	–	98	12	64	–	76
Loans not graded(1)	13,383	4,287	–	17,670	11,167	2,673	–	13,840
Default	–	–	–	–	–	–	–	–
Carrying value	$120,205	$5,000	$–	$125,205	$115,206	$3,280	$–	$118,486
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at April 30, 2020				As at October 31, 2019
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$131,822	$703	$–	$132,525	$105,033	$1,025	$–	$106,058
Non-investment grade	100,441	6,918	–	107,359	93,117	6,527	–	99,644
Watch list	69	2,573	–	2,642	53	2,957	–	3,010
Loans not graded(2)	1,993	82	–	2,075	1,962	87	–	2,049
Default	–	–	2,267	2,267	–	–	2,211	2,211
Total	$234,325	$10,276	$2,267	$246,868	$200,165	$10,596	$2,211	$212,972
Allowance for credit losses	282	390	700	1,372	153	245	679	1,077
Carrying value	$234,043	$9,886	$1,567	$245,496	$200,012	$10,351	$1,532	$211,895
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at April 30, 2020				As at October 31, 2019
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$168,915	$1,321	$–	$170,236	$176,926	$980	$–	$177,906
Non-investment grade	51,808	4,024	–	55,832	55,238	4,225	–	59,463
Watch list	15	773	–	788	8	774	–	782
Loans not graded(2)	3,334	212	–	3,546	1,808	207	–	2,015
Default	–	–	179	179	–	–	153	153
Total	$224,072	$6,330	$179	$230,581	$233,980	$6,186	$153	$240,319
Allowance for credit losses	24	12	–	36	38	18	–	56
Carrying value	$224,048	$6,318	$179	$230,545	$233,942	$6,168	$153	$240,263
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

70    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at April 30, 2020(2)
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$1,396	$467	$–	$1,863
Personal loans	736	325	–	1,061
Credit cards	316	213	402	931
Business and government	495	161	–	656
Total	$2,943	$1,166	$402	$4,511

	As at January 31, 2020
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$1,101	$525	$–	$1,626
Personal loans	592	340	–	932
Credit cards	261	175	416	852
Business and government	149	55	–	204
Total	$2,103	$1,095	$416	$3,614

	As at October 31, 2019
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$1,128	$526	$–	$1,654
Personal loans	624	330	–	954
Credit cards	278	179	417	874
Business and government	188	89	–	277
Total	$2,218	$1,124	$417	$3,759
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

During the quarter, to support clients, the Bank has announced plans to provide financial relief to customers impacted by the consequences of COVID-19 whereby eligible customers may qualify for deferral of payments. For those past due loans where payment deferrals were granted the delinquency status will not advance until the deferral period ends. Therefore, these loans are reported in the delinquency bucket where they were classified at the time the payment deferral was granted to the customer.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	April 30 2020	January 31 2020	October 31 2019
Unpaid principal balance(1)	$449	$448	$489
Credit related fair value adjustments	(107)	(111)	(125)
Carrying value	342	337	364
Stage 3 allowance	(11)	(10)	(9)
Carrying value net related allowance	$331	$327	$355
(1)	Represents principal amount owed net of write-offs.

9.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors.

As part of Canada’s response to COVID-19, the Government of Canada launched the Insured Mortgage Purchase Program (IMPP) to provide additional funding to banks and mortgage lenders in order to support continued lending to Canadians. Under this program, the CMHC purchases the insured mortgage pools.

The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

Scotiabank Second Quarter Report 2020    71

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2020(1)	January 31 2020(1)	October 31 2019(1)
Assets
Carrying value of residential mortgage loans	$21,132	$20,881	$20,885
Other related assets(2)	6,300	4,370	4,364
Liabilities
Carrying value of associated liabilities	$25,744	$22,726	$22,786
(1)

The fair value of the transferred assets is $27,708 (January 31, 2020 – $25,306; October 31, 2019 – $25,453) and the fair value of the associated liabilities is $26,900 (January 31, 2020 – $25,078; October 31, 2019 – $25,112) for a net position of $808 (January 31, 2020 – $228; October 31, 2019 – $341).

(2)

These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

During the quarter, the Bank did not enter into any new securitization arrangements but securitized the following receivables in the previous quarter:

•

$638 million of the Bank’s Canadian credit card receivables were securitized in January 2020, on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. As at April 30, 2020, US $489 million ($681 million Canadian dollars) Class A senior notes and Class B and Class C subordinated notes were outstanding in respect of Series 2020-1 and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at April 30, 2020, assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $689 million.

•

$1,392 million of the Bank’s Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust 2019-CRT (START 2019-CRT), a Bank-sponsored consolidated structured entity. As at April 30, 2020, US $83 million ($115 million Canadian dollars) START 2019-CRT subordinated notes that were issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at April 30, 2020, assets pledged in relation to these notes were Canadian auto loan receivables, denominated in Canadian dollars, of $1,124 million.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2020(1)	January 31 2020(1)	October 31 2019(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$140,760	$123,136	$110,879
Securities lending agreements	55,687	57,493	50,300
Total	196,447	180,629	161,179
Carrying value of associated liabilities(3)	$166,118	$143,019	$124,083
(1)

The fair value of transferred assets is $196,447 (January 31, 2020 – $180,629; October 31, 2019 – $161,179) and the fair value of the associated liabilities is $166,118 (January 31, 2020 – $143,019; October 31, 2019 – $124,083), for a net position of $30,329 (January 31, 2020 – $37,610; October 31, 2019 – $37,096).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Continuing involvement in transferred financial assets that qualify for derecognition

As part of the Government of Canada’s COVID-19 Economic Response Plan, the Bank participated in the Canada Emergency Business Account (CEBA). Loans issued by the Bank under this program are derecognized from the Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9.

During the quarter the Bank derecognized $1,895 million CEBA loans. The Bank retains a continuing involvement in these derecognized loans through its servicing of these loans on behalf of EDC. The administration fees the Bank receives for servicing the loans are considered a recovery of costs. The servicing rights are not separately recognized.

72    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					April 30 2020	January 31 2020	October 31 2019
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited(2)	Thailand	Banking	49.00%	–	$–	$–	$3,554
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.00%	March 31, 2020	528	534	529
Bank of Xi’an Co. Ltd.(4)	China	Banking	17.99%	March 31, 2020	907	855	815
Maduro & Curiel’s Bank N.V.(5)	Curacao	Banking	48.10%	March 31, 2020	360	330	327
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)	On December 3, 2019, the Bank completed the sale to reduce its interest in Thanachart Bank Public Company Limited. Refer to Note 21 – Divestitures.
(3)

Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(4)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $856 (January 31, 2020 – $1,056; October 31, 2019 – $1,021).
(5)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2020, these reserves amounted to $66 (January 31, 2020 – $61; October 31, 2019 – $61).

11.	Deposits

	As at
	April 30, 2020						January 31 2020	October 31 2019
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)
($ millions)	Interest- bearing	Non-interest- bearing				Total	Total	Total
Personal	$8,703	$8,234	$137,311		$80,113	$234,361	$223,881	$224,800
Business and government	118,505	27,482	49,176		319,281	514,444	488,658	461,851
Financial institutions	9,986	835	1,341		36,723	48,885	51,311	46,739
	$137,194	$36,551	$187,828	(4)	$436,117	$797,690	$763,850	$733,390
Recorded in:
Canada	$97,969	$19,415	$146,780		$285,454	$549,618	$513,115	$503,158
United States	24,992	111	13,167		55,335	93,605	96,103	75,675
United Kingdom	–	–	129		18,335	18,464	24,832	20,310
Mexico	8	4,851	6,157		11,813	22,829	23,845	23,672
Peru	6,431	179	5,255		8,284	20,149	18,428	18,738
Chile	3,492	4,434	130		16,479	24,535	22,732	22,714
Colombia	36	637	4,452		4,614	9,739	10,033	9,846
Other International	4,266	6,924	11,758		35,803	58,751	54,762	59,277
Total(5)	$137,194	$36,551	$187,828		$436,117	$797,690	$763,850	$733,390
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $133 (January 31, 2020 – $136; October 31, 2019 – $137) of non-interest-bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $276,250 (January 31, 2020 – $279,290; October 31, 2019 – $250,886), deposits denominated in Chilean pesos amount to $22,257 (January 31, 2020 – $20,641; October 31, 2019 – $21,021), deposits denominated in Mexican pesos amount to $19,956 (January 31, 2020 – $21,474; October 31, 2019 – $21,039) and deposits denominated in other foreign currencies amount to $89,951 (January 31, 2020 – $84,144; October 31, 2019 – $83,837).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2020	$53,929	$22,582	$42,494	$97,005	$16,354	$232,364
As at January 31, 2020	$42,739	$33,212	$39,654	$91,334	$18,949	$225,888
As at October 31, 2019	$48,411	$23,797	$43,377	$91,687	$14,616	$221,888
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions

Preferred shares

On April 27, 2020, the Bank redeemed all outstanding Non-Cumulative Preferred Shares Series 30 and 31 at their par values of $154 million and $111 million, respectively, together with all declared and unpaid dividends.

Scotiabank Second Quarter Report 2020    73

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Common shares

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2019 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2020.

Under the 2019 NCIB, the Bank has cumulatively repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share.

During the six months ended April 30, 2020, the Bank repurchased and cancelled approximately 5.6 million common shares at a volume weighted average price of $73.95 per share for a total amount of $414 million. During the three months ended April 30, 2020, the Bank repurchased and cancelled approximately 2 million common shares at a volume weighted average price of $72.73 per share for a total amount of $146 million.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. No share buybacks have occurred since this date.

13.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
($ millions)	April 30 2020	January 31 2020	October 31 2019
Capital
Common Equity Tier 1 capital	$48,543	$47,804	$46,578
Net Tier 1 capital	53,045	52,437	51,304
Total regulatory capital	62,523	61,392	59,850
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$446,173	$420,694	$421,185
Leverage exposures	1,199,022	1,300,001	1,230,648
Capital ratios
Common Equity Tier 1 capital ratio	10.9%	11.4%	11.1%
Tier 1 capital ratio	11.9%	12.5%	12.2%
Total capital ratio	14.0%	14.6%	14.2%
Leverage ratio	4.4%	4.0%	4.2%
(1)	As at April 30, 2020, January 31, 2020 and October 31, 2019, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank substantially exceeded the OSFI minimum capital ratios as at April 30, 2020, including the Domestic Stability Buffer requirement.

14.	Share-based payments

During the first quarter, the Bank granted 1,594,016 options with an exercise price of $74.34 per option and a weighted average fair value of $3.81 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $4 million for the three months and six months ended April 30, 2020 (April 30, 2019 – $1 million and $5 million) as a result of equity-classified share-based payment expense.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	January 31 2020	April 30 2019
Defined benefit service cost	$93	$91	$71	$(1)	$13	$7
Interest on net defined benefit (asset) liability	6	6	1	12	12	13
Other	4	4	4	(1)	2	1
Defined benefit expense	$103	$101	$76	$10	$27	$21
Defined contribution expense	$23	$19	$15	$–	–	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(98)	$(316)	$(219)	$49	$(42)	$(17)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Defined benefit service cost	$184	$147	$12	$14
Interest on net defined benefit (asset) liability	12	(1)	24	26
Other	8	8	1	2
Defined benefit expense	$204	$154	$37	$42
Defined contribution expense	$42	$29	$–	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(414)	$(614)	$7	$(82)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2019 Annual Report. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•

the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Changes to operating segments effective November 1, 2019

Effective November 1, 2019, Global Wealth Management became a fourth business segment.

The Canadian and International businesses of Global Wealth results that were previously included in Canadian Banking’s and International Banking’s results, respectively, are included in Global Wealth Management results.

The historical comparative segment financial information has been restated to reflect this realignment.

The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.

The aggregate number of cash-generating units (CGUs) for the purposes of goodwill impairment assessment as of November 1, 2019 has increased to 5 (October 31, 2019- 4 CGUs) with the creation of the new Global Wealth Management CGU (GWM-CGU). This has resulted in the allocation of $3.4 billion of goodwill related to the wealth business from the Canadian Banking CGU to the GWM-CGU. As at November 1, 2019, the Bank has determined that goodwill allocated to GWM-CGU is not impaired.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,951	$1,907	$145	$385	$29	$4,417
Non-interest income(3)(4)	575	800	982	1,075	107	3,539
Total revenues	2,526	2,707	1,127	1,460	136	7,956
Provision for credit losses	670	1,019	2	155	–	1,846
Non-interest expenses	1,220	1,465	715	616	347	4,363
Provision for income taxes	159	38	106	166	(46)	423
Net income	$477	$185	$304	$523	$(165)	$1,324
Net income attributable to non-controlling interests in subsidiaries	$–	$12	$2	$–	$1	$15
Net income attributable to equity holders of the Bank	$477	$173	$302	$523	$(166)	$1,309
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	–	–	–	–	–
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	477	173	302	523	(166)	1,309
Average assets ($ billions)	$359	$205	$26	$433	$158	$1,181
Average liabilities ($ billions)	$265	$154	$39	$378	$274	$1,110
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $75 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $12, International Banking – $65, Global Wealth Management – $4, and Other – $(21).
(5)	Refer to Note 21 for closed divestitures impacting the current period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income(3)(4)	704	980	1,016	842	207	3,749
Total revenues	2,707	2,985	1,157	1,167	125	8,141
Provision for credit losses	321	580	1	24	–	926
Non-interest expenses	1,233	1,664	737	654	130	4,418
Provision for income taxes	301	159	110	117	(216)	471
Net income	$852	$582	$309	$372	$211	$2,326
Net income attributable to non-controlling interests in subsidiaries	$–	$64	$3	$–	$(28)	$39
Net income attributable to equity holders of the Bank	$852	$518	$306	$372	$239	$2,287
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	55	–	–	–	55
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	852	463	306	372	239	2,232
Average assets ($ billions)	$355	$203	$25	$411	$124	$1,118
Average liabilities ($ billions)	$263	$151	$35	$337	$262	$1,048
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $68 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20, International Banking – $93, Global Wealth Management – $3, and Other – $(25).
(5)	Refer to Note 21 for closed divestitures impacting the current period.

	For the three months ended April 30, 2019
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)(2)	Total
Net interest income(3)	$1,884	$2,090	$136	$350	$(267)	$4,193
Non-interest income(4)(5)	649	1,069	982	801	109	3,610
Total revenues	2,533	3,159	1,118	1,151	(158)	7,803
Provision for credit losses	253	628	(1)	(6)	(1)	873
Non-interest expenses	1,172	1,606	717	594	(43)	4,046
Provision for income taxes	289	224	104	143	(135)	625
Net income	$819	$701	$298	$420	$21	$2,259
Net income attributable to non-controlling interests in subsidiaries	$–	$63	$6	$–	$1	$70
Net income attributable to equity holders of the Bank	$819	$638	$292	$420	$20	$2,189
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations	–	156	10	–	–	166
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	819	482	282	420	20	2,023
Average assets ($ billions)	$336	$200	$25	$361	$117	$1,039
Average liabilities ($ billions)	$253	$152	$32	$295	$238	$970
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $41 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net gain on divestitures of $142 (pre-tax $173).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $18, International Banking – $207, Global Wealth Management – $3, and Other – $(58).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$3,954	$3,912	$286	$710	$(53)	$8,809
Non-interest income(3)(4)	1,279	1,780	1,998	1,917	314	7,288
Total revenues	5,233	5,692	2,284	2,627	261	16,097
Provision for credit losses	991	1,599	3	179	–	2,772
Non-interest expenses	2,453	3,129	1,452	1,270	477	8,781
Provision for income taxes	460	197	216	283	(262)	894
Net income	$1,329	$767	$613	$895	$46	$3,650
Net income attributable to non-controlling interests in subsidiaries	$–	$76	$5	$–	$(27)	$54
Net income attributable to equity holders of the Bank	$1,329	$691	$608	$895	$73	$3,596
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	55	–	–	–	55
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	1,329	636	608	895	73	3,541
Average assets ($ billions)	$357	$204	$26	$422	$138	$1,147
Average liabilities ($ billions)	$264	$152	$37	$357	$267	$1,077
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $143 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $32, International Banking – $158, Global Wealth Management – $7, and Other – $(46).
(5)	Refer to Note 21 for closed divestitures impacting the current period.

	For the six months ended April 30, 2019
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)(2)	Total
Net interest income(3)	$3,812	$4,135	$279	$722	$(481)	$8,467
Non-interest income(4)(5)	1,305	2,161	1,937	1,504	33	6,940
Total revenues	5,117	6,296	2,216	2,226	(448)	15,407
Provision for credit losses	484	1,098	1	(22)	–	1,561
Non-interest expenses	2,359	3,241	1,440	1,239	(62)	8,217
Provision for income taxes	594	428	200	254	(353)	1,123
Net income	$1,680	$1,529	$575	$755	$(33)	$4,506
Net income attributable to non-controlling interests in subsidiaries	$–	$170	$10	$–	$1	$181
Net income attributable to equity holders of the Bank	$1,680	$1,359	$565	$755	$(34)	$4,325
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	315	14	–	–	329
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	1,680	1,044	551	755	(34)	3,996
Average assets ($ billions)	$335	$198	$25	$363	$115	$1,036
Average liabilities ($ billions)	$251	$151	$31	$296	$238	$967
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $75 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net gain on divestitures of $142 (pre-tax $173).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $31, International Banking – $367, Global Wealth Management – $4, and Other – $(103).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest income and expense

	For the three months ended											For the six months ended
	April 30, 2020				January 31, 2020				April 30, 2019			April 30, 2020				April 30, 2019
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense	Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost(1)	$7,406		$3,390		$7,797		$3,777		$7,641		$3,892	$15,203		$7,167		$15,211		$7,603
Measured at FVOCI(1)	303		–		318		–		378		–	621		–		731		–
	7,709		3,390		8,115		3,777		8,019		3,892	15,824		7,167		15,942		7,603
Other	129	(2)	31	(3)	121	(2)	67	(3)	82	(2)	16	250	(2)	98	(3)	150	(2)	22
Total	$7,838		$3,421		$8,236		$3,844		$8,101		$3,908	$16,074		$7,265		$16,092		$7,625
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	Includes interest on lease liabilities for the three months ended April 30, 2020 – $30 (January 31, 2020 – $30) and for the six months ended April 30, 2020 – $60.

18.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Basic earnings per common share
Net income attributable to common shareholders	$1,243	$2,262	$2,125	$3,505	$4,232
Weighted average number of common shares outstanding (millions)	1,212	1,214	1,224	1,213	1,225
Basic earnings per common share(1) (in dollars)	$1.03	$1.86	$1.74	$2.89	$3.46
Diluted earnings per common share
Net income attributable to common shareholders	$1,243	$2,262	$2,125	$3,505	$4,232
Dilutive impact of share-based payment options and others(2)	(22)	27	37	29	76
Net income attributable to common shareholders (diluted)	$1,221	$2,289	$2,162	$3,534	$4,308
Weighted average number of common shares outstanding (millions)	1,212	1,214	1,224	1,213	1,225
Dilutive impact of share-based payment options and others(2) (millions)	10	33	28	32	28
Weighted average number of diluted common shares outstanding (millions)	1,222	1,247	1,252	1,245	1,253
Diluted earnings per common share(1) (in dollars)	$1.00	$1.84	$1.73	$2.84	$3.44
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain tandem stock appreciation rights or options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2019.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	April 30, 2020			January 31 2020	October 31 2019
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$500,139	$62,730	$562,869	$456,477	$429,655
Undrawn commitments	95,272	3,607	98,879	104,123	100,161
Other exposures(4)	116,823	9,901	126,724	116,661	110,492
Total non-retail	$712,234	$76,238	$788,472	$677,261	$640,308
Retail
Drawn(5)	$212,676	$86,835	$299,511	$301,646	$302,373
Undrawn commitments	51,950	–	51,950	50,594	50,843
Total retail	$264,626	$86,835	$351,461	$352,240	$353,216
Total	$976,860	$163,073	$1,139,933	$1,029,501	$993,524
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2019.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2020, 38% (January 31, 2020 – 37%; October 31, 2019 – 39%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 53% (January 31, 2020 – 54%; October 31, 2019 – 55%).

Retail standardized portfolio

The retail standardized portfolio of $87 billion as at April 30, 2020 (January 31, 2020 – $88 billion; October 31, 2019 – $92 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $45 billion (January 31, 2020 – $45 billion; October 31, 2019 – $47 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at April 30, 2020, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $59 million (January 31, 2020 – $65 million; April 30, 2019 – $69 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at April 30, 2020, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $356 million (January 31, 2020 – $349 million; April 30, 2019 – $386 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	April 30, 2020			April 30	January 31	April 30
($ millions)	Average	High	Low	2020	2020	2019
Credit spread plus interest rate	$32.3	$60.8	$11.3	$32.6	$17.8	$8.5
Credit spread	30.4	55.0	10.2	31.5	11.1	6.2
Interest rate	8.0	15.3	4.8	12.1	11.7	6.5
Equities	8.1	27.4	2.1	7.4	7.0	4.1
Foreign exchange	2.0	2.9	1.4	1.8	9.1	3.1
Commodities	5.1	8.8	2.7	6.9	3.7	2.6
Debt specific	7.2	14.1	2.6	9.3	3.1	3.7
Diversification effect	(20.5)	n/a	n/a	(23.5)	(25.0)	(12.0)
Total VaR	$34.2	$63.6	$12.3	$34.5	$15.7	$10.0
Total Stressed VaR	$42.5	$73.1	$20.1	$42.9	$51.6	$32.0

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended				As at
($ millions)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	January 31 2020	April 30 2019	April 30 2020	January 31 2020	April 30 2019
Assets
Investment securities(2)	$–	$–	$14	$–	$–	$–	$–	$–	$–
Liabilities
Senior note liabilities(3)	$16,111	$12,994	$10,919	$1,834	$(122)	$(774)	$1,260	$(574)	$(172)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk(1)
As at April 30, 2020	$17,371	$16,111	$1,260	$404	$337
As at January 31, 2020	$12,420	$12,994	$(574)	$(12)	$(67)
As at April 30, 2019	$10,747	$10,919	$(172)	$(43)	$(79)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2019 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2020		January 31, 2020		October 31, 2019
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$103,904	$103,904	$69,291	$69,291	$46,720	$46,720
Trading assets	121,485	121,485	144,731	144,731	127,488	127,488
Securities purchased under resale agreements and securities borrowed	131,166	131,166	146,432	146,432	131,178	131,178
Derivative financial instruments	64,617	64,617	43,083	43,083	38,119	38,119
Investment securities – fair value	86,120	86,120	57,264	57,264	60,514	60,514
Investment securities – amortized cost	34,057	33,482	20,912	20,739	22,000	21,845
Loans	631,453	625,186	597,836	592,279	600,155	592,483
Customers’ liability under acceptances	22,668	22,668	21,364	21,364	13,896	13,896
Other financial assets	18,200	18,200	20,123	20,123	15,142	15,142
Liabilities:
Deposits	800,282	797,690	766,067	763,850	735,270	733,390
Financial instruments designated at fair value through profit or loss	16,111	16,111	12,994	12,994	12,235	12,235
Acceptances	22,712	22,712	21,389	21,389	13,901	13,901
Obligations related to securities sold short	32,165	32,165	32,439	32,439	30,404	30,404
Derivative financial instruments	65,002	65,002	43,139	43,139	40,222	40,222
Obligations related to securities sold under repurchase agreements and securities lent	166,118	166,118	143,019	143,019	124,083	124,083
Subordinated debentures	7,701	7,484	7,673	7,295	7,553	7,252
Other financial liabilities	42,092	41,913	37,906	37,318	38,338	37,713

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered as Level 3.

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	April 30, 2020				January 31, 2020
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$4,936	$3	$4,939	$–	$3,593	$23	$3,616
Trading assets
Loans	–	15,339	20	15,359	–	15,793	22	15,815
Canadian federal government and government guaranteed debt	10,141	2,150	–	12,291	13,535	1,721	–	15,256
Canadian provincial and municipal debt	–	9,000	–	9,000	–	11,578	–	11,578
US treasury and other US agencies’ debt	10,445	–	–	10,445	10,032	–	–	10,032
Other foreign governments’ debt	5,237	4,719	–	9,956	5,742	4,345	–	10,087
Corporate and other debt	–	11,636	19	11,655	–	10,836	19	10,855
Income funds	89	–	–	89	96	–	–	96
Equity securities	51,688	126	–	51,814	70,027	140	–	70,167
Other(2)	876	–	–	876	845	–	–	845
	$78,476	$47,906	$42	$126,424	$100,277	$48,006	$64	$148,347
Investment securities(3)
Canadian federal government and government guaranteed debt	$11,811	$17,421	$–	$29,232	$6,604	$3,728	$–	$10,332
Canadian provincial and municipal debt	82	12,468	–	12,550	177	2,596	–	2,773
US treasury and other US agencies’ debt	15,607	578	–	16,185	14,467	4,507	–	18,974
Other foreign governments’ debt	10,984	12,628	23	23,635	8,361	12,427	23	20,811
Corporate and other debt	356	1,493	15	1,864	232	1,143	27	1,402
Equity securities	1,380	489	785	2,654	1,586	616	770	2,972
	$40,220	$45,077	$823	$86,120	$31,427	$25,017	$820	$57,264
Derivative financial instruments
Interest rate contracts	$–	$22,903	$21	$22,924	$–	$16,797	$7	$16,804
Foreign exchange and gold contracts	–	29,972	–	29,972	–	20,994	–	20,994
Equity contracts	1,033	2,271	1	3,305	401	2,283	1	2,685
Credit contracts	–	1,241	–	1,241	–	177	–	177
Commodity contracts	–	7,170	5	7,175	–	2,416	7	2,423
	$1,033	$63,557	$27	$64,617	$401	$42,667	$15	$43,083
Liabilities:
Deposits(4)	$–	$79	$–	$79	$–	$155	$–	$155
Financial liabilities designated at fair value through profit or loss	–	16,111	–	16,111	–	12,994	–	12,994
Obligations related to securities sold short	27,385	4,780	–	32,165	27,413	5,026	–	32,439
Derivative financial instruments
Interest rate contracts	–	18,322	46	18,368	–	14,949	38	14,987
Foreign exchange and gold contracts	–	32,713	–	32,713	–	21,890	–	21,890
Equity contracts	931	3,312	10	4,253	325	2,529	3	2,857
Credit contracts	–	26	–	26	–	37	–	37
Commodity contracts	–	9,629	13	9,642	–	3,349	19	3,368
	$931	$64,002	$69	$65,002	$325	$42,754	$60	$43,139
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents Energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $33,482 (January 31, 2020 – $20,739).
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2019
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$3,709	$–	$3,709
Trading assets
Loans	–	13,829	–	13,829
Canadian federal government and government guaranteed debt	9,345	1,828	–	11,173
Canadian provincial and municipal debt	–	7,615	–	7,615
US treasury and other US agencies’ debt	8,604	–	–	8,604
Other foreign governments’ debt	6,058	3,224	–	9,282
Corporate and other debt	–	10,523	17	10,540
Income funds	73	–	–	73
Equity securities	65,215	161	1	65,377
Other(2)	995	–	–	995
	$90,290	$40,889	$18	$131,197
Investment securities (3)
Canadian federal government and government guaranteed debt	$8,464	$3,917	$–	$12,381
Canadian provincial and municipal debt	197	3,044	–	3,241
US treasury and other US agencies’ debt	16,117	3,772	–	19,889
Other foreign governments’ debt	10,973	9,608	30	20,611
Corporate and other debt	230	1,784	21	2,035
Equity securities	1,204	284	869	2,357
	$37,185	$22,409	$920	$60,514
Derivative financial instruments
Interest rate contracts	$–	$16,621	$15	$16,636
Foreign exchange and gold contracts	8	17,309	–	17,317
Equity contracts	599	1,394	2	1,995
Credit contracts	–	406	–	406
Commodity contracts	6	1,759	–	1,765
	$613	$37,489	$17	$38,119
Liabilities:
Deposits(4)	$–	$144	$–	$144
Financial liabilities designated at fair value through profit or loss	–	12,235	–	12,235
Obligations related to securities sold short	26,669	3,735	–	30,404
Derivative financial instruments
Interest rate contracts	–	13,867	71	13,938
Foreign exchange and gold contracts	–	20,350	–	20,350
Equity contracts	530	2,557	6	3,093
Credit contracts	–	38	–	38
Commodity contracts	–	2,803	–	2,803
	$530	$39,615	$77	$40,222
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents Energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $21,845.
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

Scotiabank Second Quarter Report 2020    83

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at April 30, 2020, in the fair value hierarchy comprise certain precious metals, certain foreign government bonds, structured corporate bonds, investments in private equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2020.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Precious metals	$23	$1	$–	$–	$(21)	$–	$3	$1
	23	1	–	–	(21)	–	3	1
Trading assets
Loans	22	1	–	–	(3)	–	20	1
Corporate and other debt	19	–	–	–	–	–	19	–
	41	1	–	–	(3)	–	39	1
Investment securities
Other foreign governments’ debt	23	–	–	–	–	–	23	n/a
Corporate and other debt	27	–	(12)	–	–	–	15	n/a
Equity securities	770	(21)	2	58	(24)	–	785	(21)
	820	(21)	(10)	58	(24)	–	823	(21)
Derivative financial instruments – assets
Interest rate contracts	7	2	–	13	(1)	–	21	2
Equity contracts	1	–	–	–	–	–	1	–	(2)
Commodity contracts	7	(2)	–	–	–	–	5	(2)

Derivative financial instruments –liabilities
Interest rate contracts	(38)	(4)	–	(6)	1	1	(46)	(4	)(3)
Equity contracts	(3)	–	–	(6)	–	(1)	(10)	–	(2)
Commodity contracts	(19)	6	–	–	–	–	(13)	6
	(45)	2	–	1	–	–	(42)	2
Total	$839	$(17)	$(10)	$59	$(48)	$–	$823	$(17)
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2020 and October 31, 2019:

	As at January 31, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Precious metals	$–	$–	$–	$23	$–	$–	$23
Trading assets	18	2	–	22	(1)	–	41
Investment securities	920	9	–	94	(203)	–	820
Derivative financial instruments	(60)	(7)	–	(1)	–	23	(45)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2019
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Precious metals	$1	$–	$–	$–	$(1)	$–	$–
Trading assets	14	2	–	2	–	–	18
Investment securities	861	19	(1)	54	(13)	–	920
Derivative financial instruments	(9)	(13)	–	(35)	–	(3)	(60)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

84    Scotiabank Second Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

There were no significant transfers into and out of Level 3 during the three months ended April 30, 2020, January 31, 2020 and October 31, 2019.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2019 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

20.	Corporate income taxes

Since 2016, the Bank has received reassessments totalling $807 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011-2014 taxation years. In April 2020, the Bank received a proposed reassessment for $184 million of tax in respect of certain Canadian dividends received during the 2015 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigourously defend its position.

21.	Divestitures

Closed divestitures impacting the prior period

Thanachart Bank, Thailand

On December 3, 2019, the Bank completed the sale to reduce its 49% interest in Thanachart Bank Public Company Limited (“TBank”) in Thailand, upon receiving regulatory approvals and satisfying closing conditions. As part of agreements entered into with ING Groep N.V., TBank, Thanachart Capital Public Co., Ltd and TMB Bank Public Company Limited (“TMB”) in August 2019, the Bank sold its 49% interest in TBank in exchange for cash and an approximately 6% ownership interest in the form of common shares in TMB. As per the agreements, TBank became a wholly-owned subsidiary of TMB. The shares held by the Bank in TMB are classified as investment securities measured at fair value through profit or loss.

The carrying value of the Bank’s 49% interest in TBank of $3.6 billion was derecognized on the date of close and a net gain of approximately $426 million before tax ($414 million after tax) was recorded in the Q1, 2020 under Non-interest income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately 36 basis points in Q1, 2020.

As part of the overall transaction, the Bank retained a 49% interest in two TBank subsidiaries, which are classified as investment in associates and the Bank follows the equity method of accounting.

Pension fund operations in Colombia

On December 13, 2019, the Bank completed the sale of its 51% interest in AFP Colfondos to an affiliate of AFP Habitat, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $240 million and $53 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $112 million after tax and non-controlling interests was recorded in the Other segment. Losses of $64 million and $48 million were recorded in Q4, 2019 and in Q1, 2020, respectively.

In the Consolidated Statement of Shareholder’s Equity, a gain of $27 million after tax was reclassified from AOCI to retained earnings in Q1, 2020 related to investment securities designated as fair value through other comprehensive income, bringing the net impact of the divestiture to a net loss of $85 million.

Operations in Puerto Rico and the U.S. Virgin Islands

On December 31, 2019, the Bank completed the sale of its operations in Puerto Rico and the U.S. Virgin Islands (“USVI”) to Oriental Bank, a subsidiary of OFG Bancorp, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $4,800 million and $4,166 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $424 million after tax was recorded in the Other segment. Losses of $402 million and $22 million were recorded in Q3, 2019 and in Q1, 2020, respectively. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately seven basis points in Q1, 2020.

Insurance and banking operations in El Salvador

On January 31, 2020, the Bank completed the sale of its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros to Imperia Intercontinental Inc, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,796 million and $2,481 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $164 million after tax was recorded in the Other segment. An after tax loss of $136 million was recorded in 2019. A further loss of $28 million was recorded in Q1, 2020. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately four basis points in Q1, 2020.

Pension and insurance operations in the Dominican Republic

On April 30, 2019, the Bank completed the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic to Grupo Rizek, upon receiving regulatory approvals and satisfying closing conditions.

Scotiabank Second Quarter Report 2020    85

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All assets and liabilities of approximately $111 million and $26 million, respectively, in relation to this business have been derecognized on the date of close and a net gain of approximately $273 million after tax was recorded in Q2, 2019 and reported in the Other segment.

Banking operations in the Caribbean

On October 31, 2019, the bank completed the sale of its banking operations in seven non-core markets in the Caribbean (Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines) to Republic Financial Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,086 million and $2,069 million, respectively, in relation to these operations have been derecognized on the date of close and a net gain of approximately $38 million after tax was recorded in Q4, 2019 and reported in the Other segment.

Divestiture announced that is expected to close in a future period

Operations in British Virgin Islands

On November 28, 2019, the Bank announced the sale of its 100% interest in Scotiabank (British Virgin Islands) Limited to Republic Financial Holdings Limited. Regulatory approval was granted on May 21, 2020, and closing is expected to occur by May 31, 2020.

22.	Metals business and investigations

In line with its strategy and as announced on April 28, 2020, the Bank has made the decision to wind-down the metals business. The Bank has reserved $232 million in respect of certain matters as described below as well as certain costs related to the wind-down of the metals business.

The Commodity Futures Trading Commission (“CFTC”) and the U.S. Department of Justice’s Criminal Division are conducting investigations into the Bank’s activities and trading practices in the metals markets and related conduct. The CFTC is also conducting an investigation into the Bank’s practices and processes related to the provision of pre-trade mid-market marks and related conduct. The Bank continues to respond to requests for information related to these investigations and is engaging in settlement discussions with the applicable authorities. Although settlement discussions and the wind-down process are ongoing, the Bank currently does not expect the final costs associated with settlement of the foregoing matters and the wind-down of the metals business to be material to the Bank.

86    Scotiabank Second Quarter Report 2020

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2020

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7, 2020	January 29, 2020
April 7, 2020	April 28, 2020
July 7, 2020	July 29, 2020
October 6, 2020	October 28, 2020

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Investor Relations Department at 416-775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 26, 2020, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 7923431# (please call shortly before 8:00 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 26, 2020, to June 25, 2020, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1876632#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Scotiabank Second Quarter Report 2020    87

SHAREHOLDER INFORMATION

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.